  Filed pursuant to General Instruction II.L. of Form F-10; File No. 333-109343.
PROSPECTUS                                                      OCTOBER 22, 2003
--------------------------------------------------------------------------------

U.S.$175,000,000

[LOGO]
7 7/8% Senior Notes Due 2010

------------------------------------------------------------------------

COMPANY

- We are a Canadian energy company focused primarily on natural gas. We explore for, develop, produce, process, transport and market natural gas and oil.

NOTES

- We are offering U.S.$175,000,000 aggregate principal amount of our 7 7/8% Senior Notes due 2010.

- Interest on the notes will accrue from October 27, 2003 and will be payable on May 1 and November 1 of each year, beginning on May 1, 2004.

- The notes will be unsecured obligations and will rank equally with all of our existing and future unsecured indebtedness. The notes will effectively rank behind all of our secured obligations to the extent of the value of the assets securing those obligations.

- We may redeem some or all of the notes at any time after November 1, 2007 at the redemption prices described in this prospectus. In addition, we may redeem up to 35% of the notes prior to November 1, 2006 using the proceeds of certain equity offerings. We may also redeem all, but not fewer than all, of the notes in the event of certain changes affecting tax laws.

- Upon specified change of control events, we will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

- There is no market through which these notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for any quotation system to quote them. Certain of the underwriters have advised us that they intend to make a market for the notes, but they are not obligated to do so.

For each of the twelve month periods ended June 30, 2003 and December 31, 2002 we had, and after giving effect to the issuance of the notes we would have had, an interest coverage ratio in respect of earnings of less than one to one.

AN INVESTMENT IN THE NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 13.

WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH APPLICABLE CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THIS PROSPECTUS ARE PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THUS, THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

YOU SHOULD BE AWARE THAT THE PURCHASE OF THESE NOTES MAY HAVE TAX CONSEQUENCES IN BOTH THE UNITED STATES AND CANADA. THIS PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT WE ARE INCORPORATED AND ORGANIZED UNDER THE LAWS OF ALBERTA, CANADA, THAT MOST OF OUR OFFICERS AND DIRECTORS ARE RESIDENTS OF CANADA, THAT SOME OF THE EXPERTS NAMED IN THE PROSPECTUS AND REGISTRATION STATEMENT ARE RESIDENTS OF CANADA, AND THAT ALL OR A SUBSTANTIAL PORTION OF OUR ASSETS AND THE ASSETS OF THOSE PERSONS ARE LOCATED OUTSIDE THE UNITED STATES.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

================================================================================================================
                                                       PER NOTE                             TOTAL
----------------------------------------------------------------------------------------------------------------
Price to public(1)......................               100.00%                         U.S.$175,000,000
----------------------------------------------------------------------------------------------------------------
Underwriting commission.................                2.25%                          U.S.$  3,937,500
----------------------------------------------------------------------------------------------------------------
Proceeds to Paramount before
 expenses(1)............................                97.75%                         U.S.$171,062,500
================================================================================================================

(1) Plus accrued interest, if any, from October 27, 2003.

We expect the notes will be delivered through the book-entry facilities of The Depository Trust Company in New York, New York on or about October 27, 2003.

                              UBS INVESTMENT BANK
                                ---------------

 CIBC WORLD MARKETS     HARRIS NESBITT     SCOTIA CAPITAL

                        PARAMOUNT'S CORE OPERATING AREAS

                                     [MAP]

Table of contents
--------------------------------------------------------------------------------

                                          PAGE
                                        --------
Exchange rate data....................     ii
Enforceability of civil liabilities...     ii
Where you can find more information...    iii
Disclosure regarding forward-looking
  statements..........................     iv
Definitions and other matters.........    vii
Prospectus summary....................      1
Risk factors..........................     13
Use of proceeds.......................     23
Consolidated capitalization...........     23
Offering structure....................     24
Selected consolidated financial
  data................................     25
Management's discussion and analysis
  of financial condition and results
  of operations.......................     28
Business..............................     37
Management............................     52

                                          PAGE
                                        --------
Certain relationships and related
  transactions........................     56
Security ownership of principal
  shareholders and management.........     57
Description of share capital..........     58
Description of other indebtedness.....     59
Description of the notes..............     61
Interest coverage.....................    107
Credit ratings........................    108
Certain Canadian and U.S. income tax
  consequences........................    109
Underwriting..........................    112
Legal matters.........................    115
Experts...............................    115
Documents incorporated by reference...    115
Documents filed as part of the
  U.S. registration statement.........    117
Index to financial statements.........    F-1

                         ------------------------------

About this prospectus

Except as stated under "Description of the notes", and unless the context otherwise requires, all references in this prospectus to "Paramount", "we", "us" and "our" mean Paramount Resources Ltd. and its consolidated subsidiaries and partnerships. In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and all references to "U.S.$" are to United States dollars. Unless otherwise indicated, all financial information included in this prospectus is determined using Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP".
"U.S. GAAP" means generally accepted accounting principles in the United States. For a summary of the principal differences between Canadian GAAP and U.S. GAAP in respect of the financial statements included in this prospectus you should refer to the notes to the financial statements.

IN THIS PROSPECTUS ALL RESERVES AND PRODUCTION INFORMATION IS SHOWN ON A NET BASIS (AFTER ROYALTIES). Unless otherwise indicated, all reserves and production information incorporated by reference in this prospectus is shown on a gross basis (before royalties).

IN THIS PROSPECTUS, ALL PRODUCTION AND OTHER OPERATING DATA DESIGNATED AS
"PRO FORMA" IS, UNLESS OTHERWISE INDICATED, PRESENTED ON THE BASIS OF COMBINING THE RESULTS OF PARAMOUNT AND SUMMIT RESOURCES LIMITED FOR PERIODS PRIOR TO OUR ACQUISITION OF SUMMIT AND REMOVING THE RESULTS ASSOCIATED WITH THE PROPERTIES THAT WERE PART OF THE TRUST DISPOSITION (SEE DEFINITION ON PAGE VII) FOR PERIODS OR AS OF DATES PRIOR TO THE TRUST DISPOSITION. ALL PRO FORMA FINANCIAL INFORMATION IN THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS INDICATED IN THE NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN THIS PROSPECTUS.

--------------------------------------------------------------------------------
                                                                               I

--------------------------------------------------------------------------------

Exchange rate data

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated and the exchange rates at the end of the period for one Canadian dollar, expressed in United States dollars, based upon the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. On October 21, 2003, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars was $1.00 = U.S.$0.7599.

                                                       NINE MONTHS
                                                          ENDED
                                                      SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                                   -------------------   ------------------------------
                                                     2003       2002       2002       2001       2000
-------------------------------------------------------------------------------------------------------
High for the period..............................   0.7495     0.6619     0.6619     0.6697     0.6969
Low for the period...............................   0.6382     0.6200     0.6200     0.6241     0.6410
End of the period................................   0.7396     0.6304     0.6329     0.6279     0.6669
Average for the period...........................   0.7020     0.6369     0.6368     0.6457     0.6732

Enforceability of civil liabilities

We are a corporation organized under the laws of Alberta, Canada and are governed by the applicable provincial and federal laws of Canada. Most of our directors and officers and some of the experts named in this prospectus reside in Canada. Because these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in U.S. courts, because all or a substantial portion of our assets and the assets of those persons are located outside the United States. We have been advised by Macleod Dixon LLP, our Canadian counsel, that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in this prospectus.

--------------------------------------------------------------------------------
II

--------------------------------------------------------------------------------

Where you can find more information

We are subject to continuous disclosure obligations under the securities laws of some of the provinces of Canada. Therefore, we file disclosure documents, reports, statements and other information with the securities commissions or similar regulatory authorities in those provinces. We make our filings through the internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the Electronic Document Gathering and Retrieval System of the United States Securities and Exchange Commission, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov.

We are not currently subject to the reporting requirements of the United States Securities Exchange Act of 1934. However, as a result of the offering of the notes, we will become subject to those requirements and will fulfill our obligations with respect to those requirements by filing or furnishing periodic and other reports with the SEC. We have filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933 with respect to the notes. This prospectus does not contain all of the information contained in the registration statement, some parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about our company and the offered notes, refer to the registration statement and the exhibits to the registration statement.

In addition, this prospectus summarizes material provisions of the indenture governing the notes. Since the prospectus might not contain all of the information that you might find important regarding the indenture, you should review the full text of the indenture, a form of which has been included as an exhibit to the registration statement.

You may read the registration statement and its exhibits, and any other documents or reports we may file or furnish to the SEC, at the public reference rooms maintained by the SEC at Room 1024, 450 Fifth Street N.W.,
Washington, D.C. 20549, at 233 Broadway, New York, New York 10279 and at 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of those documents from the public reference room of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549 by paying the required fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Our filings are also available electronically from EDGAR, as well as from commercial document retrieval services. You should note that under a multijurisdictional disclosure system adopted by the United States, our reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.

We are a "foreign private issuer" as defined in the Securities Act. Therefore, notwithstanding the fact that we may be required to file reports and other information with the SEC, we will be exempt from some disclosure and procedural requirements of the Exchange Act related to proxy solicitations. Our officers, directors and principal shareholders will also be exempt from the insider reporting and "short swing" profits recovery provisions contained in Section 16 of the Exchange Act and the related rules and regulations.

--------------------------------------------------------------------------------
                                                                             III

--------------------------------------------------------------------------------

Disclosure regarding forward-looking statements

This prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws. The words "believe", "expect", "intend", "estimate" and "anticipate" and similar expressions, as well as future or conditional verbs such as "will", "should", "would" and "could", often identify forward-looking statements. Specific forward-looking statements contained in this prospectus include, among others, statements regarding:

-  estimated capital expenditures and the sources of funding thereof;

-  future oil and natural gas prices;

-  demand for refined petroleum products;

-  hedging activities, the prices received therefrom and the purposes thereof;

-  our provision for depletion and depreciation;

-  estimated costs for site restoration;

- the effect of new accounting pronouncements on our consolidated financial results;

- our intention to increase our interests in core geographic areas of operation;

-  our intention to continue to find and develop long-life natural gas reserves;

- our intention to continue to reinvest internally generated cash flow to fund development of our exploration projects;

-  our intention to maintain financial flexibility;

-  the effect of our focus on natural gas on our profitability;

-  our acquisition strategy;

-  our estimates of the present value of our future net cash flows;

-  remediation and reclamation cost estimates;

-  future taxes;

-  growth strategies;

-  sources of growth;

-  drilling plans and prospects;

- the effect of successful high impact exploration on our reserves and production;

-  the sources of funding for our exploration program and acquisitions;

-  our intended use of the proceeds from asset sales;

-  our intention to rationalize our undeveloped acreage;

- the effect of controls and regulations imposed by various levels of government on our operations;

--------------------------------------------------------------------------------
IV

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

-  production estimates;

-  royalty rates and royalty payments;

-  cash flow estimates;

-  operating costs;

-  general and administrative expenses;

- reductions in Canadian oil and natural gas property expenses and undepreciated capital costs;

-  the implementation date, size and terms of our new senior credit facility;
   and

- the effect of legal actions to which we are a party, or which have been threatened against us to our knowledge, on our financial condition or operating results.

You should not place undue reliance on our forward-looking statements, as we cannot assure you that the plans, assumptions, intentions or expectations upon which they are based will be realized. By their nature, forward-looking statements involve numerous assumptions, risks and uncertainties. Some of the risks and uncertainties that could affect our future results or could cause our results to differ materially from those expressed in our forward-looking statements include:

-  the volatility of oil and natural gas prices;

-  uncertainty of the cost of expanding our property holdings;

-  fluctuations in oil and natural gas demand;

-  our ability to obtain equipment in a timely manner to meet our demand;

-  our ability to successfully market oil and natural gas;

-  labor and/or equipment shortages, disruptions or costs;

-  uncertainty of estimates of oil and natural gas reserves;

-  the impact of increasing competition;

- the difficulties encountered and costs incurred in the exploration for and production of oil and natural gas;

- the difficulties encountered in delivering oil and natural gas to commercial markets;

-  the availability and prices of alternative products;

-  changes in customer demand;

-  unpredictable weather conditions;

-  currency fluctuations;

-  uncertainty in our ability to attract capital;

- the difficulties encountered in negotiating and co-existing with local populations;

- changes in, or the introduction of new, government regulations affecting our business;

--------------------------------------------------------------------------------
                                                                               V

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

-  uncertainty regarding aboriginal land claims;

-  compliance with environmental regulations;

- liabilities stemming from damage caused by us, including damage to the environment;

-  loss of the services of any of our executive officers or key employees; and

-  adverse changes in the economy generally.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based upon certain estimates and assumptions, that the reserves described can be profitably produced in the future.

The foregoing list of risk factors is not exhaustive. The information contained in this prospectus, including the information provided under the heading "Risk factors", identifies additional factors that could affect our operating and financial results and performance. We urge you to consider those factors.

Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. Our forward-looking statements are made only as of the date of this prospectus, and other than as required by law we undertake no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

--------------------------------------------------------------------------------
VI

--------------------------------------------------------------------------------

Definitions and other matters

As used in this prospectus, the following terms and phrases have the meanings indicated:

"AECO" is the natural gas pricing benchmark for the Western Canadian Sedimentary Basin;

"bbl", "bbls", "Mbbls" and "MMbbls" mean barrel, barrels, thousand barrels and million barrels, respectively;

"bbls/d" means barrels per day;

"DEVELOPED ACREAGE" means acreage on which we have a productive well;

"FINDING AND DEVELOPMENT COSTS" mean capital costs to acquire, explore for and develop reserves;

"GJ/d" means gigajoules per day;

"Mcf", "MMcf" and "Bcf" mean thousand cubic feet, million cubic feet and billion cubic feet, respectively;

"Mcfe", "MMcfe" and "Bcfe" mean thousand cubic feet equivalent, million cubic feet equivalent and billion cubic feet equivalent, respectively;

"MMBtu/d" means millions of British thermal units per day;

"MMcf/d" means million cubic feet per day;

"MMcfe/d" means million cubic feet equivalent per day;

"NYMEX" means the New York Mercantile Exchange, the natural gas pricing benchmark in the United States;

"PRODUCTION" means production attributable to our working interest in a property after deducting royalties;

"PROVED RESERVES" means those reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir;

"RESERVES" means proved reserves attributable to our working interest in a property after deducting royalties;

"TRUST DISPOSITION" means the disposition of our northeast Alberta assets to Paramount Energy Trust, as described in the section of this prospectus entitled "Business--Our company";

"UNDEVELOPED ACREAGE" means acreage on which we do not have a productive well and includes exploratory acreage; and

"WTI" means West Texas Intermediate grade oil at a reference sales point in Cushing, Oklahoma, a common benchmark for oil.

--------------------------------------------------------------------------------
                                                                             VII

DEFINITIONS AND OTHER MATTERS
--------------------------------------------------------------------------------

Natural gas volumes are stated at the official temperature and pressure basis of the area in which the reserves are located. Oil volumes are converted to natural gas equivalent using the ratio of one barrel of oil to six thousand cubic feet of natural gas.

The gross number of wells drilled by us means the total number of wells drilled on properties in which we have a working interest.

The net number of wells drilled means the product of the total number of wells drilled on properties in which we have a working interest multiplied by our working interests in such wells.

Productive wells are producing wells and wells capable of production. Our gross productive wells means the total number of productive wells in which we have a working interest.

Our net productive wells means the product of the total number of productive wells in which we have a working interest multiplied by our working interests in such wells.

Our gross acreage means the total acreage in which we have an interest and our net acreage means the product of the total acreage in which we have an interest multiplied by our interest in such acreage.

--------------------------------------------------------------------------------
VIII

Prospectus summary

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CLOSELY. IN THIS PROSPECTUS, ALL PRODUCTION AND OTHER OPERATING DATA DESIGNATED AS "PRO FORMA" IS, UNLESS OTHERWISE INDICATED, PRESENTED ON THE BASIS OF COMBINING THE RESULTS OF PARAMOUNT AND SUMMIT RESOURCES LIMITED FOR PERIODS PRIOR TO OUR ACQUISITION OF SUMMIT AND REMOVING THE RESULTS ASSOCIATED WITH THE PROPERTIES THAT WERE PART OF THE TRUST DISPOSITION FOR PERIODS OR AS OF DATES PRIOR TO THE TRUST DISPOSITION. ALL PRO FORMA FINANCIAL INFORMATION IN THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS INDICATED IN THE NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN THIS PROSPECTUS.

OUR COMPANY

We are an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. Our principal properties are located primarily in Alberta, the Northwest Territories and British Columbia in Canada. We also have properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States. Our shares have been listed on the Toronto Stock Exchange since 1984 and our market capitalization as of August 31, 2003 was approximately $587 million.

After giving effect to the Trust Disposition and other property dispositions completed by us from January 1 to August 31, 2003, we had total proved reserves of 296.9 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers, with approximately 73% or 217.7 Bcf being natural gas and approximately 27% or 13,205 Mbbls being oil and natural gas liquids. Of these total proved reserves, approximately 91% were proved developed reserves. We are focused primarily on natural gas with natural gas accounting for approximately 78% of our production as of September 30, 2003. In addition, we have a portfolio of approximately 3.1 million net acres of undeveloped acreage available for potential future exploration.

We have a focused exploration and development strategy, concentrated on acquiring land and establishing reserves within our core areas. Our activities are designed to establish new reserves of natural gas and oil and to increase the productive capacity of our existing fields. We strive to maintain a balanced portfolio of opportunities, increase our working interest in low to medium risk projects and enter into joint venture arrangements on select high risk/high return projects. We believe we have a strong portfolio of exploration prospects in Alberta, the Northwest Territories and northeastern British Columbia. Going forward, we intend to further apply our technical expertise to develop and grow new core areas.

Over the last 15 months, we completed two significant transactions. In
July 2002, we completed the acquisition of all of the outstanding shares of Summit Resources Limited. The total consideration paid by us for Summit was $332.1 million, consisting of $249.6 million in cash and the assumption of $82.5 million of net debt.

Our second significant transaction in the last 15 months was the Trust Disposition. We formed Paramount Energy Trust through a spin-off to our shareholders in February 2003 and transferred virtually all our northeast Alberta natural gas assets to the Trust through a series of transactions ending in March 2003. We used the proceeds from the Trust Disposition to repay debt incurred by us in connection with our acquisition of Summit. The Trust Disposition provided our shareholders with a current income investment that complements our traditional exploration and development strategy. Despite our common history and shareholder base, our company and the Trust are separate entities and have no economic interest in each other. You should refer to the section of this prospectus entitled "Certain relationships and related transactions". We have no properties in the Athabasca oil sands area affected by the Alberta Energy and Utilities Board shut-in order issued on July 22, 2003, which affects some of the Trust's properties.

In addition, from January 1 to August 31, 2003, we completed the sale of non-core properties in Alberta, Saskatchewan and North Dakota for total net proceeds of approximately $63.5 million as part of our property rationalization program. The proved reserves associated with these dispositions were approximately 20.8 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers. These reserves consisted of 10.3 Bcf of natural gas and 1.7 MMbbls of oil and natural gas liquids.

Our proved reserves as of December 31, 2002, after giving effect to the Trust Disposition and other property dispositions completed by us from January 1 to August 31, 2003, as evaluated by our independent petroleum engineers, were as follows:

                                                                         OIL AND
                                                                GAS      LIQUIDS     TOTAL
--------------------------------------------------------------------------------------------
                                                               (Bcf)     (Mbbls)     (Bcfe)
Proved developed producing..................................   138.8      10,655     202.7
Proved developed non-producing..............................    58.0       1,637      67.8
Proved undeveloped..........................................    20.9         913      26.4
                                                               -----      ------     -----
TOTAL PROVED................................................   217.7      13,205     296.9
                                                               =====      ======     =====

RECENT DEVELOPMENTS

STURGEON LAKE DIVESTITURE: On October 1, 2003, we completed the disposition of the Sturgeon Lake properties in our Mirage core area, including the associated oil batteries and gas plant, for proceeds of $54.3 million. The proved reserves associated with the disposition were 17.3 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers, or approximately 6% of our proved reserves on that date. These reserves consisted of 2.2 MMbbls of oil and natural gas liquids and 4.1 Bcf of natural gas, were 94% proved developed producing and were 99% operated by us. The properties being sold averaged pro forma production of 1,074 bbls/d of oil and natural gas liquids and
1.7 MMcf/d of natural gas in 2002.

PROPOSED SENIOR CREDIT FACILITY: We have a senior credit facility with a syndicate of Canadian chartered banks that matures on October 31, 2003. We have a commitment letter from this syndicate of banks to provide us with a $277.2 million senior credit facility to replace our existing facility. The amount of the new facility is required to be reduced to approximately
$203 million upon the closing of this offering. The implementation of the new facility is subject to customary terms and conditions as described under "Description of other indebtedness". Although we expect the new facility to be implemented prior to the closing of this offering, the implementation of the new facility is not a condition to the closing of this offering.

OUR CORE PROPERTIES

We are focused on five core operating areas, as described below. The reserve numbers provided below are as of December 31, 2002, after giving effect to the Trust Disposition and other property dispositions completed by us from January 1 to August 31, 2003, as evaluated by our independent petroleum engineers. All references in this section to our production for the six month period ended June 30, 2003 are after giving effect to the Trust Disposition.

KAYBOB: Kaybob is our largest core area, accounting for approximately 51% of our production for the six month period ended June 30, 2003. Production in the area for that period averaged 76.6 MMcfe/d. Our Kaybob area contains 137.9 Bcfe of proved reserves that are approximately 81% natural gas weighted. We operate four gas plants in Kaybob that process approximately 59% of our production of operated natural gas and liquids from this area. In the future, we plan to capitalize on our inventory of more than 100 low-risk down-space drilling opportunities in the area to achieve significant, low-risk production growth. Down-space drilling involves increasing the density of wells in a specific producing area to enhance production prospects.

MIRAGE: Mirage accounted for approximately 13% of our production for the six month period ended June 30, 2003. Production in the area for that period averaged 19.7 MMcfe/d. Mirage has a balanced product mix with 31.4 Bcfe of proved reserves that are 39% natural gas weighted. Mirage consists of properties we acquired in the Summit acquisition and properties acquired by us in a separate asset acquisition completed in 2002. We intend to pursue a variety of opportunities in this area in 2003, including the drilling of 14 development gas wells at Mirage, four tight Montney gas wells at Valhalla and two deep Devonian gas wells at Saddle Hills.

NORTHWEST ALBERTA: Northwest Alberta accounted for approximately 14% of our production for the six month period ended June 30, 2003. Production in the area for that period averaged 20.5 MMcfe/d. Our Northwest Alberta area contains
65.0 Bcfe of proved reserves that are approximately 89% natural gas weighted. The northwest Alberta region covers the extreme northwest corner of Alberta, extending into the Cameron Hills area of the Northwest Territories. We control the infrastructure in the area with ownership of four processing plants, which we believe positions us to take advantage of opportunities as exploration occurs further into the Northwest Territories.

NORTHEAST BRITISH COLUMBIA/NORTHWEST TERRITORIES: Northeast British Columbia/Northwest Territories accounted for approximately 7% of our production for the six month period ended June 30, 2003. Production in the area for that period averaged 10.0 MMcfe/d. Our Northeast British Columbia/ Northwest Territories area contains 18.7 Bcfe of proved reserves that are 100% natural gas weighted. We operate two gas plants in northeast British Columbia, and have been an active explorer in the area.

SOUTHERN ALBERTA: Southern Alberta accounted for approximately 14% of our production for the six month period ended June 30, 2003. Production in the area for that period averaged 21.5 MMcfe/d. Our Southern Alberta area contains
37.9 Bcfe of proved reserves that are approximately 31% natural gas weighted. Our southern Alberta unit is a new operating area for us, with the majority of our properties coming from our acquisition of Summit. The unit is geographically extensive, but a process of consolidation is underway in connection with which we intend to sell our lower interest and non-operated/non-core properties in order to pursue the growth of fewer, higher interest core properties.

BUSINESS STRATEGY

Our strategy is to maintain a balanced portfolio of opportunities, to grow our reserves and increase our production in our core areas while maintaining a large inventory of undeveloped acreage, and to selectively enter into joint venture arrangements for high risk/high return prospects. We intend to pursue this strategy through the following initiatives:

CONCENTRATE ON CORE AREAS

We currently operate in five core geographic areas that provide us with a balanced portfolio of exploration and development prospects. We expect to continue to increase our interests in these core areas in order to achieve low-risk growth and cost efficiencies. We believe that our focus on these core areas has enabled us to develop significant expertise in the local geologies and techniques required to exploit hydrocarbons in these regions. In addition, we believe our concentrated interests allow us to benefit from economies of scale and other efficiencies, which we believe will improve our gross operating margins.

FOCUS ON NATURAL GAS

We have considerable technical expertise and have achieved significant success in exploring for shallow and deep natural gas reservoirs. We plan to continue to focus on finding and developing long-life natural gas reserves. Our proved reserves as of December 31, 2002, after giving effect to the Trust

Disposition and other property dispositions completed by us from January 1 to August 31, 2003, of 296.9 Bcfe were approximately 73% natural gas. We believe that our focus on natural gas production will lead to increasing future profitability for us, as we also believe natural gas prices are likely to be strong in the future as a result of increasing North American demand outstripping naturally declining production. You should refer to the section of this prospectus entitled "Business--Oil and gas reserves".

PURSUE FULL-CYCLE EXPLORATION COMPLEMENTED BY SELECTIVE ACQUISITIONS

We plan to continue to reinvest internally generated cash flow to fund our inventory of development and exploration projects. In addition, we seek to rationalize our undeveloped acreage base, adding to and consolidating our land position as we develop a growing inventory of future drilling locations. We have successfully completed and integrated a series of strategic acquisitions to grow our reserves and production base, to increase our inventory of undeveloped acreage and to provide processing facilities for our production. Our acquisition strategy focuses on acquiring assets within our established core areas that will create long-term value, including assets that will increase our current working interests in such areas.

CONTROL OF OPERATIONS

As of September 30, 2003, we operated approximately 80% of our natural gas production and approximately 83% of our oil production and, as of June 30, 2003, we had an average working interest of approximately 63% in our undeveloped acreage. We intend to continue consolidating our position in our core areas in order to maximize operating efficiencies and maintain control over our ongoing capital programs. We also owned or controlled the infrastructure critical to approximately 64% of our daily production as of September 30, 2003, which we believe will continue to be critical to the success of our full-cycle exploration program. The high level of our ownership and control allows us to exercise discretion in determining the timing and methodology of our ongoing exploration and development programs.

MAINTAIN A LARGE PORTFOLIO OF UNDEVELOPED ACREAGE

We have assembled a significant portfolio of approximately 4.9 million gross (approximately 3.1 million net) acres of undeveloped acreage that we hold for drilling activities. In the future, we intend to further apply our technical expertise to develop this acreage portfolio and grow new core areas.

MAINTAIN FINANCIAL FLEXIBILITY

We intend to maintain financial flexibility to allow us to pursue our full-cycle exploration program in periods of low commodity prices, and to respond to opportunities for strategic acquisitions as they arise. We intend to fund our exploration program and strategic acquisitions using cash flow, proceeds from property dispositions, equity or debt financing, or a combination of these sources.

COMPETITIVE STRENGTHS

We believe that the following strengths provide us with significant competitive advantages as we execute our business strategy:

EXPERIENCED, COMMITTED MANAGEMENT TEAM AND EMPLOYEES

Our Chief Executive Officer and senior operating personnel have been involved in oil and natural gas exploration and development activities in western Canada for an average of more than 25 years and have developed significant expertise in the core areas in which we currently operate. In addition, our Chief Executive Officer beneficially owns, directly or indirectly, approximately 48% of our shares, our other directors and management own approximately 6% of our shares and all of our employees participate in our stock option plan or our special group registered retirement savings plan through which employees receive our shares, giving all of our employees an ownership interest in our company.

We believe that our high level of management and employee ownership closely aligns our interests with those of our other stakeholders and enables us to attract, retain and motivate quality personnel.

TECHNOLOGICAL EXPERTISE

Through our years of experience and focus on the Western Canadian Sedimentary Basin, we have developed significant technological expertise in our operating areas. We believe our technical ability enables us to generate new drilling prospects from our large inventory of undeveloped acreage, to successfully convert these prospects into producing wells and to acquire additional assets that will provide future opportunities for us.

LARGE INVENTORY OF PROSPECTS AND SUCCESSFUL DRILLING PROGRAM

We maintain a high ratio of undeveloped acreage to production that enables us to add value through the drill bit. We have approximately 3.1 million net acres of undeveloped acreage, which provides us with a portfolio of low, medium and high risk drilling prospects that we believe will enable us to economically grow our production. Through our experience and technology, we have developed a strong track record of successfully developing new prospects. In 2002, we participated in the drilling of 90.2 net wells, resulting in 73.6 net natural gas wells,
6.1 net oil wells, 10.5 net dry holes and 0 service wells, for an overall success rate of approximately 88% (on a pro forma basis). For the six months ended June 30, 2003, we participated in the drilling of 79.6 net wells, resulting in 64.5 net natural gas wells, 9.2 net oil wells, 5.9 net dry holes and 0 service wells, for an overall success rate of approximately 93% (on a pro forma basis).

SIGNIFICANT LONG-TERM GROWTH PROSPECTS

We have exposure to high impact exploration plays in the Colville Lake, Liard Basin and Cameron Hills areas in the Northwest Territories. Although only approximately 20% of our production as of September 30, 2003 comes from these areas, we believe these exploration prospects provide us with significant reserve potential. To manage our overall risk exposure, we currently allocate only 7 - 8% of our annual capital expenditure budget to these exploration plays and generally seek industry partners on these projects. We believe that success in our high impact exploration program could lead to significant growth in our reserves and production.

ABILITY TO ACQUIRE AND INTEGRATE STRATEGIC ASSETS

We have demonstrated an ability to make and integrate strategic corporate, land and facility acquisitions, including the acquisition of the Kaybob North sour gas plant in 2001, the acquisition of 209,654 acres of undeveloped acreage in the Northwest Territories in 2001 and the acquisition of Summit in July 2002. We have used our technical expertise and financial flexibility to take advantage of these acquisition opportunities.

LONG TRACK RECORD OF PERFORMANCE

We have a proven performance record through 25 years of commodity price cycles. During this time, we have adapted to numerous operating climates and have continued to grow.

OTHER CORPORATE INFORMATION

We were incorporated under the laws of the Province of Alberta, Canada on February 14, 1978. Our head office and registered office is located at Suite 4700, 888 Third Street S.W., Calgary, Alberta, Canada, T2P 5C5. Our general telephone number is (403) 290-3600 and our website is located at www.paramountres.com. The information on our website is not part of this prospectus. Our common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "POU".

The offering

THIS SUMMARY DESCRIBES THE PRINCIPAL TERMS OF THE OFFERING. SOME OF THE TERMS AND CONDITIONS DESCRIBED BELOW ARE SUBJECT TO IMPORTANT LIMITATIONS AND EXCEPTIONS. YOU SHOULD CAREFULLY READ THE "DESCRIPTION OF THE NOTES" SECTION OF THIS PROSPECTUS FOR A MORE DETAILED DESCRIPTION OF THE OFFERING.

Issuer....................................  Paramount Resources Ltd.

Securities offered........................  U.S.$175 million aggregate principal amount of 7 7/8%
                                            Senior Notes due 2010.

Maturity date.............................  November 1, 2010

Interest..................................  7 7/8% per year. We will make interest payments in
                                            U.S. dollars.

Interest payment dates....................  May 1 and November 1, beginning on May 1, 2004.

Mandatory redemption......................  We will not be required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional redemption.......................  We may redeem the notes, in whole or in part, at any time on or after November 1, 2007, at the redemption
                                            prices described under "Description of the
                                            notes--Optional redemption". Prior to November 1, 2006,
                                            we may redeem up to 35% of the notes with the proceeds
                                            of certain equity offerings, provided at least 65% of
                                            the aggregate principal amount of the notes under the
                                            indenture remains outstanding after the redemption.

Redemption for changes in Canadian
  withholding taxes.......................  We will make payments on the notes free of withholding or deduction for Canadian taxes. If withholding is
                                            required, we will be required to pay additional amounts
                                            so that the net amounts you receive will equal the
                                            amount you would have received if withholding or
                                            deduction had not been imposed, provided that if you are
                                            not a U.S. resident such additional amounts will not
                                            exceed the additional amounts that would be paid if you
                                            were a U.S. resident. If, as a result of a change in law
                                            occurring after the date of the offering, we are
                                            required to pay such additional amounts, we may redeem
                                            the notes, in whole but not in part, at any time, at
                                            100% of their principal amount, plus accrued interest,
                                            if any, to the redemption date.

Change of control.........................  Upon specified change of control events, we will be required to make an offer to repurchase the notes at a
                                            price equal to 101% of the principal amount, plus
                                            accrued and unpaid interest, if any, to the date
                                            of repurchase.

Ranking...................................  The notes will not be secured except for the pledge of the mirror notes, as described below, and will
                                            effectively rank junior to all of our secured debt to
                                            the extent of the assets securing such debt. As of
                                            June 30, 2003, after giving effect to the use of
                                            proceeds from the Sturgeon Lake divestiture to repay
                                            debt under our senior credit facility, this offering,
                                            the use of proceeds from this offering to repay debt
                                            under our senior credit facility (assuming net proceeds
                                            of $223 million) and the reduction of the commitments
                                            under our senior credit

                                            facility to approximately $203 million, we would have
                                            had approximately $7.9 million in secured debt
                                            outstanding and approximately $203 million of additional
                                            borrowings available under our senior credit facility.

Certain covenants.........................  The indenture governing the notes will limit our ability and that of our restricted subsidiaries to, among
                                            other things:

                                              - incur additional debt and issue preferred shares;

                                              - create liens;

                                              - make restricted payments;

                                              - make certain payments and distributions;

                                              - make certain dispositions of assets;

                                              - engage in transactions with affiliates;

                                              - engage in certain business activities; and

                                              - engage in mergers, consolidations and certain
                                              transfers of assets.

                                            These covenants are subject to important exceptions and
                                            qualifications, as described under "Description of the
                                            notes".

Absence of established market for the
  notes...................................  The notes are a new issue of securities and there is currently no market for them. We do not intend to apply
                                            for the notes to be listed on any securities exchange or
                                            to arrange for any quotation system to quote them. Some
                                            of the underwriters have advised us that they intend to
                                            make a market for the notes, but they are not obligated
                                            to do so. We cannot assure you that a liquid market will
                                            develop for the notes.

Mirror notes..............................  Upon the closing of this offering, we will advance the gross proceeds from the offering, being
                                            U.S.$175 million, to Paramount Finance Ltd., our
                                            wholly-owned subsidiary, in exchange for a note, which
                                            we refer to in this prospectus as a "mirror note", in
                                            the principal amount of U.S.$175 million having
                                            effectively the same payment terms as the notes.
                                            Paramount Finance Ltd. will in turn advance
                                            U.S.$175 million to Paramount Resources, an Alberta
                                            general partnership in which we have a 66.7% interest
                                            and our wholly-owned subsidiary Summit Resources Limited
                                            has the remaining 33.3% interest, in exchange for a
                                            mirror note in the principal amount of
                                            U.S.$175 million. The partnership will then loan to us
                                            U.S.$175 million, so that we may apply the offering
                                            proceeds as described under the "Use of proceeds"
                                            section of this prospectus. Each of the mirror notes
                                            will be pledged to the trustee under the indenture
                                            governing the notes.

Use of proceeds...........................  We estimate that the net proceeds we receive from this offering will be approximately U.S.$170 million, after
                                            deducting the underwriters' commission and offering
                                            expenses. The net proceeds from this offering will be
                                            used to repay existing debt under our senior credit
                                            facility. Refer to the section of this prospectus
                                            entitled "Use of proceeds".

Summary consolidated pro forma financial data
(dollars in thousands)

The following table provides selected consolidated pro forma financial data for us. The pro forma financial data for the year ended December 31, 2002 and the six month periods ended June 30, 2002 and 2003 have been derived from our unaudited consolidated pro forma financial statements for those periods included elsewhere in this prospectus. The selected consolidated pro forma financial data for the twelve months ended June 30, 2003 have been derived from a combination of the applicable financial statements referred to above. The pro forma financial statements give effect to the Summit acquisition and the Trust Disposition as if they had occurred on January 1, 2002. The pro forma financial data may not be indicative of our actual results if we had completed the acquisition of Summit and the Trust Disposition on January 1, 2002 or any future results.

You should refer to our audited annual and unaudited interim financial statements, Summit's audited annual and unaudited interim financial statements, our unaudited pro forma financial statements and the related notes included elsewhere in this prospectus.

    (CONTINUED ON NEXT PAGE)

                                                PRO FORMA     PRO FORMA SIX MONTHS       PRO FORMA
                                               YEAR ENDED        ENDED JUNE 30,        TWELVE MONTHS
                                              DECEMBER 31,    ---------------------   ENDED JUNE 30,
                                                  2002          2002        2003           2003
-----------------------------------------------------------------------------------------------------
CANADIAN GAAP:
EARNINGS DATA:
Revenue:
  Oil and natural gas sales.................     $321,283     $153,259    $220,945       $388,969
  Commodity hedging gain (loss).............       33,121       19,730     (38,981)       (25,590)
  Royalties, net of Alberta royalty tax
    credit..................................      (65,224)     (29,410)    (44,538)       (80,352)
  Gain (loss) on sale of investments........       40,830       40,105      (1,020)          (295)
  Other.....................................        2,111           --         671          2,782
                                                 --------     --------    --------       --------
    Net revenue.............................     $332,121     $183,684    $137,077       $285,514
                                                 --------     --------    --------       --------
Expenses:
  Operating.................................     $ 66,924     $ 35,747    $ 32,240       $ 63,417
  General and administrative................       15,939        7,268       9,102         17,773
  Interest..................................       19,274        5,237       8,710         22,747
  Surmont compensation--net.................      (37,291)     (37,960)          0            669
  Lease rentals.............................        3,101          859       1,477          3,719
  Geological and geophysical................       10,414        7,994       4,171          6,591
  Dry hole costs............................      121,624        4,752      19,449        136,321
  Loss (gain) on sale of property
    and equipment...........................         (146)        (264)     20,794         20,912
  Depletion, depreciation and
    amortization............................      155,203       71,502      78,870        162,571
  Write-down of petroleum and natural gas
    properties..............................       31,254       40,000       9,868          1,122
  Site restoration costs....................        2,621        1,674       1,937          2,884
                                                 --------     --------    --------       --------
    Total expenses..........................     $388,917     $136,809    $186,618       $438,726
                                                 --------     --------    --------       --------
Earnings (loss) before income taxes.........      (56,796)      46,875     (49,541)      (153,212)
Income taxes (recovery).....................      (62,980)       9,449     (46,305)      (118,734)
                                                 --------     --------    --------       --------
Net earnings (loss).........................     $  6,184     $ 37,426    $ (3,236)      $(34,478)
                                                 ========     ========    ========       ========
OTHER CANADIAN FINANCIAL DATA:
EBITDAX(1)..................................     $205,327     $ 99,705    $ 95,278       $200,900
EBITDAX to interest expense.................         10.7         19.0        10.9            8.8

U.S. GAAP AND OTHER U.S. FINANCIAL DATA:
Net earnings (loss).........................     $(45,220)    $ 22,886    $(16,069)      $(84,175)
EBITDAX(1)..................................     $205,327     $ 99,705    $ 95,278       $200,900

------------

(1) EBITDAX is the sum of earnings before non-recurring items, non-cash items, interest, income taxes, depletion and depreciation and exploration expenses. EBITDAX is presented because we believe that it is a widely accepted financial indicator of the ability of an oil and gas company utilizing the successful efforts method of accounting to service indebtedness. However, EBITDAX does not have a standardized meaning prescribed by Canadian or U.S. GAAP, does not represent net income or cash flow from operations as defined by Canadian or U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs, should not be considered as an alternative to net income or to cash flow from operating activities (as determined in accordance with Canadian or U.S. GAAP) and should not be construed as an indicator of a company's operating performance or as a measure of liquidity. Therefore, our EBITDAX is not necessarily comparable with similarly-titled measures presented by other companies.

    (FOOTNOTES CONTINUED ON NEXT PAGE)

    The following table provides a reconciliation of EBITDAX to net earnings
    (loss) under Canadian GAAP for the periods indicated:

                                                                                PRO FORMA SIX
                                                               PRO FORMA        MONTHS ENDED          PRO FORMA
                                                              YEAR ENDED          JUNE 30,          TWELVE MONTHS
                                                             DECEMBER 31,    -------------------   ENDED JUNE 30,
                                                                 2002          2002       2003          2003
    --------------------------------------------------------------------------------------------------------------
    EBITDAX................................................    $205,327      $ 99,705   $ 95,278      $200,900
    Less:
      (Gain) loss on sale of investments...................     (40,830)      (40,105)     1,020           295
      Income taxes (recovery)..............................     (62,980)        9,449    (46,305)     (118,734)
      Interest.............................................      19,274         5,237      8,710        22,747
      Depletion and depreciation...........................     155,203        71,502     78,870       162,571
      Geological and geophysical...........................      10,414         7,994      4,171         6,591
      Dry hole costs.......................................     121,624         4,752     19,449       136,321
      Surmont compensation--net............................     (37,291)      (37,960)        --           669
      Loss (gain) on sale of property and equipment........        (146)         (264)    20,794        20,912
      Write-down of petroleum and natural gas properties...      31,254        40,000      9,868         1,122
      Site restoration costs...............................       2,621         1,674      1,937         2,884
                                                               --------      --------   --------      --------
    Net earnings (loss)....................................    $  6,184      $ 37,426   $ (3,236)     $(34,478)
                                                               ========      ========   ========      ========

Summary reserves data

The information in the following table is derived from the reserves reports prepared by our independent petroleum engineers, McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc., which evaluate our reserves as of December 31, 2002 after giving effect to the Trust Disposition and other property dispositions completed by us from January 1 to August 31, 2003. You should also refer to the section of this prospectus entitled "Business--Our company".

PROVED RESERVES                                               DECEMBER 31, 2002(1)
-----------------------------------------------------------------------------------
Natural gas (Bcf)...........................................           217.7
Oil & natural gas liquids (Mbbls)...........................          13,205
Natural gas equivalent (Bcfe)...............................           296.9
  % natural gas.............................................            73.3
  % proved developed........................................            91.1
Pro forma estimated reserve life (in years)(2)..............             5.6
Pro forma annual reserve replacement (%)(3).................             199
Pro forma recycle ratio(4)..................................             1.1
PV-10 (thousands of dollars)(5).............................        $806,327

------------

(1) The reserve numbers and other data shown do not give effect to our disposition of the Sturgeon Lake properties in our Mirage core area, which was completed on October 1, 2003. The proved reserves associated with the properties sold were 17.3 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers, or approximately 6% of our proved reserves on that date, and consisted of 2.2 MMbbls of oil and natural gas liquids and
    4.1 Bcf of natural gas.

(2) Pro forma reserve life is calculated by dividing our proved reserves at year end (296.9 Bcfe) by our annualized production for the six months ended
    June 30, 2003 (144.6 MMcfe/d) (after giving effect to the Summit acquisition, the Trust Disposition and other property dispositions completed by us from January 1 to August 31, 2003).

(3) Pro forma annual reserve replacement is determined by dividing our estimated proved reserves added during the year from exploitation, development and exploration activities, acquisition of proved reserves and revisions of previous estimates, excluding property sales, by our annual production in that year, all on a pro forma basis, and expressing the quotient on a percentage basis.

(4) The pro forma recycle ratio is determined by dividing our pro forma netback per Mcfe by our pro forma finding and development costs per Mcfe in that year. Pro forma netback per Mcfe is calculated by dividing our annual pro forma net revenues generated from producing oil and natural gas volumes, net of pro forma operating costs and administrative expenses, by our annual pro forma production in that year. Pro forma finding and development costs per Mcfe is calculated by dividing our estimated finding and development costs associated with our estimated proved reserves added during the year by our estimated proved reserves added in that year from exploitation, development and exploration activities, acquisition of proved reserves and revisions of previous estimates, excluding property sales, all on a pro forma basis.

(5) PV-10 is the present value of our estimated future net cash flows before income taxes, discounted at 10% per year, calculated using constant pricing. The prices used for December 31, 2002 were $5.43 per Mcf of natural gas, $45.67 per barrel of oil and $38.85 per barrel of natural gas liquids. PV-10 is not necessarily indicative of actual future cash flows.

Summary acreage data

Our gross undeveloped acreage is approximately 4.9 million acres, in which we have a working interest of approximately 63%.

Summary consolidated operating data

The following provides summary data with respect to our production, the average sales price per unit received by us and the costs relating to such production for the periods indicated, on a pro forma basis.

                                                                    SIX MONTHS ENDED        TWELVE
                                                    YEAR ENDED          JUNE 30,         MONTHS ENDED
                                                   DECEMBER 31,    -------------------     JUNE 30,
                                                       2002          2002       2003         2003
-----------------------------------------------------------------------------------------------------
PRODUCTION:
Natural gas (MMcf)...............................      49,577       25,147     20,586       45,015
Natural gas liquids (Mbbls)......................         637          289        310          658
Oil (Mbbls)......................................       1,696          843        799        1,653
  Natural gas equivalent (MMcfe).................      63,580       31,942     27,242       58,880

AVERAGE SALES PRICE(1):
Natural gas ($/Mcf)..............................        3.59         3.53       6.41         4.91
Natural gas liquids ($/bbl)......................       29.05        25.95      36.65        33.99
Oil ($/bbl)......................................       35.06        32.58      41.33        39.36
  Natural gas equivalent ($/Mcfe)................        4.03         3.88       6.48         5.24

COSTS:
Operating ($/Mcfe)...............................        1.05         1.12       1.18         1.08
General and administrative ($/Mcfe)..............        0.25         0.23       0.33         0.30

------------

(1) Does not include the effects of hedging.

--------------------------------------------------------------------------------

Risk factors

YOUR INVESTMENT IN THE NOTES WILL INVOLVE RISKS. BEFORE YOU DECIDE TO PURCHASE ANY NOTES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING UNDER THE HEADING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".

RISKS RELATED TO OUR BUSINESS

OIL AND NATURAL GAS PRICES ARE VOLATILE AND LOW PRICES WILL ADVERSELY AFFECT OUR BUSINESS.

Fluctuations in the prices of oil and natural gas will affect many aspects of our business, including:

-  our revenues, cash flows and earnings;

-  our ability to attract capital to finance our operations;

-  our cost of capital;

-  the amount we are allowed to borrow under our senior credit facility; and

-  the value of our oil and natural gas properties.

Both oil and natural gas prices are extremely volatile. Oil and natural gas prices have fluctuated widely during recent years and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate in response to a variety of factors beyond our control, including:

- global energy policy, including the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;

-  political conditions, including hostilities in the Middle East;

-  global and domestic economic conditions;

-  weather conditions;

-  the supply and price of imported oil and liquefied natural gas;

-  the production and storage levels of North American natural gas;

-  the level of consumer demand;

-  the price and availability of alternative fuels;

-  the proximity of reserves to, and capacity of, transportation facilities;

-  the effect of world-wide energy conservation measures; and

-  government regulations.

Our operations are highly focused on natural gas. Approximately 78% of our production as of September 30, 2003 was natural gas. Furthermore, in recent months, natural gas prices have been generally high on a historical basis. Any material decline in natural gas prices could result in a significant reduction of our production revenue and overall value. Any material decline in oil prices could also result in a reduction of our production revenue and overall value.

The economics of producing from some oil and natural gas wells could change as a result of lower prices. As a result, we could elect not to produce from certain wells. Any material decline in oil and/or

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natural gas prices could also result in a reduction in our oil and natural gas acquisition and development activities.

Any substantial and extended weakness in the price of oil or natural gas would have an adverse effect, possibly significant, on our operating results and our borrowing capacity because borrowings under our senior credit facility are limited by a borrowing base amount that is established periodically by the lenders. This borrowing base amount is the lenders' estimate of the present value of the future net cash flow from our oil and natural gas properties.

YOU SHOULD NOT UNDULY RELY ON RESERVE INFORMATION BECAUSE RESERVE INFORMATION REPRESENTS ESTIMATES AND OUR ACTUAL RESERVES COULD BE LOWER THAN THE ESTIMATES.

Estimates of oil and natural gas reserves involve a great deal of uncertainty, because they depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves usually differ from estimates.

Estimates of oil and natural gas reserves also require numerous assumptions relating to operating conditions and economic factors, including, among others:

-  the price at which recovered oil and natural gas can be sold;

-  the costs associated with recovering oil and natural gas;

- the prevailing environmental conditions associated with drilling and production sites;

-  the availability of enhanced recovery techniques;

-  the ability to transport oil and natural gas to markets; and

- governmental and other regulatory factors, such as taxes and environmental laws.

A change in one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production of that oil or natural gas commercially impracticable. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also reduce the present value of future net cash flows from estimated reserves.

In addition, estimates of reserves and future net cash flows expected from them are prepared by different independent engineers, or by the same engineers at different times, and may vary substantially.

Furthermore, in accordance with Canadian and U.S. GAAP, we could be required to write down the carrying value of our oil and natural gas properties if oil and natural gas prices become depressed for even a short period of time, or if there are substantial downward revisions to our quantities of proved reserves. A write down would result in a charge to earnings and a reduction of shareholders' equity.

THERE ARE DIFFERENCES IN U.S. AND CANADIAN PRACTICES FOR REPORTING RESERVES AND PRODUCTION.

Our production volumes and reserve estimates included in the documents incorporated by reference in this prospectus are not comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report production and reserve quantities in accordance with Canadian

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practices. These practices are different from the practices used to report production and estimate reserves in reports and other materials filed with the SEC. The primary differences are summarized below:

- the Canadian practice is to report gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, production and reserve volumes are reported after deducting these amounts.

- we include in our filings made with Canadian securities authorities, including some of the documents incorporated by reference in this prospectus, estimates of probable reserves. The SEC generally prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

IF WE ARE UNSUCCESSFUL IN ACQUIRING AND DEVELOPING OIL AND NATURAL GAS PROPERTIES, WE WILL BE PREVENTED FROM INCREASING OUR RESERVES AND OUR BUSINESS WILL BE ADVERSELY AFFECTED BECAUSE WE WILL EVENTUALLY DEPLETE OUR RESERVES.

Our future success depends upon our ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable. Without successful exploration, exploitation or acquisition activities, our reserves, revenues and cash flow may decline. We cannot assure you that we will be able to find and develop or acquire additional reserves at an acceptable cost. The successful acquisition and development of oil and natural gas properties requires an assessment of:

-  recoverable reserves;

-  future oil and natural gas prices and operating costs;

-  potential environmental and other liabilities; and

-  productivity of new wells drilled.

These assessments are inexact and, if we make them too inaccurately, we will not recover the purchase price of a property from the sale of production from the property or might not recognize an acceptable return from properties we acquire. In addition, the costs of exploitation and development could materially exceed our initial estimates.

WE WILL NOT BE ABLE TO DEVELOP OUR RESERVES OR MAKE ACQUISITIONS IF WE ARE UNABLE TO GENERATE SUFFICIENT CASH FLOW OR RAISE CAPITAL. IF WE ARE UNABLE TO INCREASE OUR RESERVES, OUR BUSINESS WILL BE ADVERSELY AFFECTED BECAUSE WE WILL EVENTUALLY DEPLETE OUR RESERVES.

We will be required to make substantial capital expenditures to develop our existing reserves, to discover new oil and natural gas reserves and to make acquisitions. We will be unable to accomplish these tasks if we are unable to generate sufficient cash flow or raise needed capital in the future. We also make offers to acquire oil and natural gas properties in the ordinary course of our business. If these offers are accepted, our capital needs may increase substantially.

INFORMATION IN THIS PROSPECTUS REGARDING OUR FUTURE EXPLOITATION, DEVELOPMENT AND EXPLORATION PROJECTS REFLECTS OUR CURRENT INTENT AND IS SUBJECT TO CHANGE.

We describe our current exploitation and exploration plans in this prospectus. Whether we ultimately undertake an exploitation, development or exploration project will depend upon the following factors among others:

-  the availability and cost of capital;

-  the receipt of additional seismic data or the reprocessing of existing data;

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-  the current and projected oil or natural gas prices;

- the cost and availability of drilling rigs, other equipment supplies and personnel necessary to conduct operations;

-  the success or failure of activities in similar areas;

-  changes in the estimates of the costs to complete a project;

- our ability to attract other industry partners to acquire a portion of the working interest so as to reduce our costs and risk exposure; and

-  the decisions of our joint working interest owners.

We will continue to gather data about our projects and it is possible that additional information will cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects might change.

DRILLING ACTIVITIES ARE SUBJECT TO MANY RISKS AND ANY INTERRUPTION OR LACK OF SUCCESS IN OUR DRILLING ACTIVITIES WILL ADVERSELY AFFECT OUR BUSINESS.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered and that we will not recover all or any portion of our investment. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations could be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond our control, including:

-  adverse weather conditions;

-  required compliance with governmental requirements; and

-  shortages or delays in the delivery of equipment and services.

OUR OPERATIONS ARE AFFECTED BY OPERATING HAZARDS AND UNINSURED RISKS, AND A SHUTDOWN OR SLOWDOWN OF OUR OPERATIONS WILL ADVERSELY AFFECT OUR BUSINESS.

There are many operating hazards in exploring for and producing oil and natural gas, including:

- our drilling operations could encounter unexpected formations or pressures that could cause damage to our employees or other persons, equipment and other property or the environment;

- we could experience blowouts, accidents, oil spills, fires or incur other damage to a well that could require us to re-drill the well or take other corrective action;

-  we could experience equipment failure that curtails or stops production; and

- our drilling and production operations, such as trucking of oil, are often interrupted by bad weather.

Any of these events could result in damage to, or destruction of, oil and natural gas wells, production facilities or other property. In addition, any of the above events could result in environmental damage or personal injury for which we will be liable.

The occurrence of a significant event against which we are not fully insured or indemnified could seriously harm our financial condition, operating results and ability to carry on our business.

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IF WE ARE UNABLE TO ACCESS OUR PROPERTIES OR CONDUCT OUR OPERATIONS DUE TO
SURFACE CONDITIONS, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

The exploration for and development of oil and natural gas reserves depends upon access to areas where operations are to be conducted. Oil and gas industry operations are affected by road bans imposed from time to time during the break-up and thaw period in the spring. Road bans are also imposed due to snow, mud and rock slides and periods of high water which can restrict access to our well sites and production facility sites.

We conduct a portion of our operations in northern Alberta, northeastern British Columbia and the Northwest Territories of Canada, which we are able to do only on a seasonal basis. Unless the surface is sufficiently frozen, we are unable to access our properties, drill or otherwise conduct our operations as planned. In addition, if the surface thaws earlier than expected, we must cease our operations for the season earlier than planned. In recent years, winters in our northern Alberta, northeastern British Columbia and Northwest Territories operating areas have been warmer than we have normally experienced, so our operating seasons have been shorter than in the past. Our inability to access our properties or to conduct our operations as planned will result in a shutdown or slow down of our operations, which will adversely affect our business.

ABORIGINAL PEOPLES MAY MAKE CLAIMS REGARDING THE LANDS ON WHICH OUR OPERATIONS ARE CONDUCTED.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada, including some of the properties on which we conduct our operations. If any aboriginal peoples file a claim claiming aboriginal title or rights to the lands on which any of our properties are located, and if any such claim is successful, it could have an adverse effect on our operations.

OUR HEDGING ACTIVITIES COULD RESULT IN LOSSES.

The nature of our operations results in exposure to fluctuations in commodity prices and currency exchange rates. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to these risks. We are exposed to credit-related losses in the event of non-performance by counter-parties to these financial instruments and physical delivery contracts. From time to time, we enter into hedging activities in an effort to mitigate the potential impact of declines in oil and natural gas prices or increases in the value of the Canadian dollar versus the U.S. dollar. You should also refer to the section of this prospectus entitled "Management's discussion and analysis of financial condition and results of operations--Hedging".

If product prices or the value of the Canadian dollar increase above those levels specified in our various hedging agreements, we could lose the cost of floors, or a ceiling or fixed price could limit us from receiving the full benefit of commodity price increases or decreases in the value of the Canadian dollar. For example, if our commodity hedging contracts had been settled on June 30, 2003, using prices in effect at that time, our mark-to-market before-tax loss would have totaled $19.3 million. As of June 30, 2003, the estimated fair value of our currency hedging contracts based upon our assessment of available market information was a gain of $2.8 million.

In addition, by entering into these hedging activities, we may suffer financial loss if:

-  we are unable to produce oil or natural gas to fulfill our obligations;

-  we are required to pay a margin call on a hedge contract; or

- we are required to pay royalties based on a market or reference price that is higher than our fixed or ceiling price.

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COMPLYING WITH ENVIRONMENTAL AND OTHER GOVERNMENT REQUIREMENTS COULD BE COSTLY
AND COULD NEGATIVELY AFFECT OUR BUSINESS.

Our operations are governed by numerous Canadian and United States laws and regulations at the municipal, provincial, state and federal levels. These laws and regulations govern the operation and maintenance of our facilities, the discharge of materials into the environment, storage, treatment and disposal of wastes, remediation of contaminated sites, and other environmental protection issues. We believe we are in material compliance with applicable requirements. You should refer to the section of this prospectus entitled "Business--Environmental".

Under these laws and regulations, we are currently conducting remediation projects at a variety of owned and operated locations. If environmental damage occurs, we could be liable for personal injury, clean-up costs, remedial measures and other environmental and property damage, as well as administrative, civil and criminal penalties, and we could also be required to cease production.

CHANGES IN ENVIRONMENTAL REQUIREMENTS OR NEWLY DISCOVERED CONDITIONS COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

The costs of complying with new environmental laws, regulations or guidelines, or changes in enforcement policy, or newly discovered conditions, may have a material adverse effect on our financial condition or results of operations. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol, which we refer to as the "Protocol", which requires, upon ratification, certain signatory nations to reduce their emissions of carbon dioxide and other greenhouse gases. In
December 2002, the Canadian federal government ratified the Protocol. If certain conditions are met and the Protocol enters into force internationally, Canada will be required to reduce its greenhouse gas, or "GHG", emissions to 6% below 1990 levels by 2012. Currently, the Canadian upstream oil and gas sector is in discussions with various Canadian provincial and federal governments regarding the development of greenhouse gas reduction policies and regulations for the industry. It is premature to predict what impact these policies and regulations will have on our sector, but we will face increases in operating costs in order to comply with GHG emissions targets.

Other changes in environmental legislation may also require, among other things, reductions in emissions to the air from our operations, which would result in increased capital expenditures.

FACTORS BEYOND OUR CONTROL AFFECT OUR ABILITY TO MARKET PRODUCTION AND COULD ADVERSELY AFFECT OUR BUSINESS.

Our ability to market our oil and natural gas depends upon numerous factors beyond our control. These factors include:

-  the availability of processing capacity;

-  the availability and proximity of pipeline capacity;

-  the supply of and demand for oil and natural gas;

-  the availability of alternative fuel sources;

-  the effects of inclement weather;

-  regulation of oil and natural gas marketing; and

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-  regulation of oil and natural gas sold or transported outside of Canada.

Because of these factors, we could be unable to market all of the oil or natural gas we produce. In addition, we may be unable to obtain favorable prices for the oil and natural gas we produce.

WE DO NOT CONTROL ALL OF OUR OPERATIONS.

We do not operate all of our properties, so we have limited influence over the operations of some of our properties. Our lack of control could result in the following:

- the operator might initiate exploration or development on a faster or slower pace than we prefer;

- the operator might propose to drill more wells or build more facilities on a project than we have funds for or that we deem appropriate, which could mean that we are unable to participate in the project or share in the revenues generated by the project even though we paid our share of exploration costs; and

- if an operator refuses to initiate a project, we might be unable to pursue the project.

Any of these events could materially reduce the value of our properties.

ESSENTIAL EQUIPMENT MIGHT NOT BE AVAILABLE.

Oil and natural gas exploration and development activities depend upon the availability of drilling and related equipment in the particular areas in which those activities will be conducted. Demand for that equipment or access restrictions may affect the availability of that equipment and delay our exploration and development activities.

WE ARE A MEDIUM-SIZED COMPANY OPERATING IN A HIGHLY COMPETITIVE INDUSTRY AND COMPANIES AND OTHER ENTITIES IN THE INDUSTRY WITH GREATER RESOURCES OR GREATER ACCESS TO CAPITAL MARKETS CAN OUTBID US FOR ACQUISITIONS OR SECURE ACQUISITIONS WHICH WE CANNOT.

The oil and natural gas industry is highly competitive. Our competitors include companies and other entities, such as royalty trusts, in the industry that have greater financial and personnel resources and/or have greater access to capital markets than we do. Our ability to acquire additional properties and to discover reserves depends upon our ability to evaluate and select suitable properties and to complete transactions in a highly competitive and challenging environment. You should refer to the section of this prospectus entitled "Business--Competition".

WE ARE HIGHLY DEPENDENT ON CERTAIN SENIOR OFFICERS.

We are highly dependent on our Chief Executive Officer and our President and Chief Operating Officer. The loss of either of these officers could impede the achievement of our objectives and could adversely affect our business and results of operations.

RISKS RELATING TO THIS OFFERING

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

After the offering we will continue to have a significant amount of debt. On June 30, 2003, after giving effect to the application of the proceeds from the Sturgeon Lake divestiture to repay debt under our senior credit facility, this offering, the application of the net proceeds from this offering to repay debt under our senior credit facility (assuming net proceeds of $223 million) and the reduction of commitments under our senior credit facility to approximately
$203 million, we would have had total

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debt of $237.9 million, which consists of the notes, our mortgage of approximately $6.6 million and approximately $1.3 million of drilling rig debt.

Our substantial debt could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to the notes;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, exploration and development and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage to our competitors with less debt than us; and

-  limit our ability to borrow additional funds.

In addition, the indenture and our senior credit facility contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

DESPITE OUR CURRENT LEVEL OF DEBT, WE AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER EXACERBATE THE RISKS ASSOCIATED WITH OUR SUBSTANTIAL LEVERAGE.

We and our subsidiaries may be able to incur substantial additional debt in the future. The terms of the indenture do not prohibit us or our subsidiaries from doing so as long as we observe specified covenants, maintain specified financial ratios and meet specified financial tests. Our new senior credit facility, which we expect to be implemented prior to the closing of this offering, will permit additional borrowing by us. You should refer to the sections of this prospectus entitled "Description of other indebtedness" and "Consolidated capitalization". All of the borrowings under our senior credit facility will effectively rank senior to the notes to the extent of the value of the assets securing that debt. If new debt is added to our and our subsidiaries' current level of debt, the related risks that we and they now face would intensify.

THE INDENTURE GOVERNING THE NOTES WILL CONTAIN COVENANTS LIMITING OUR DISCRETION TO OPERATE OUR BUSINESS.

The indenture will contain provisions that limit our discretion by restricting our ability to:

-  incur additional debt;

- pay dividends or distributions on our capital shares or repurchase our capital shares;

-  create liens to secure debt;

-  enter into transactions with affiliates;

-  merge or consolidate with another company or entity; and

-  transfer and sell assets.

All of these restrictive covenants may restrict our ability to expand our business or to pursue our business strategies. Our ability to comply with these and other provisions of the indenture and our

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senior credit facility will be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants will result in us being in default. A default would allow our creditors to accelerate related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies. If our debt were to be accelerated, we cannot assure you that we will be able to repay it. In addition, a default could give the lenders the right to terminate any commitments they had made to provide us with further funds.

TO SERVICE OUR DEBT, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS UPON MANY FACTORS BEYOND OUR CONTROL.

Our ability to make payments on and to refinance our debt, including the notes, and to fund planned capital expenditures, will depend upon our ability to generate cash in the future. This is largely subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control and which are described above under "--Risks related to our business".

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the notes, on or before maturity. Our senior credit facility will impose significant restrictions on our ability to refinance the notes prior to maturity. We cannot assure you that we will be able to refinance any of our debt, including our senior credit facility and the notes, on commercially reasonable terms or at all.

THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO OUR EXISTING AND FUTURE SECURED DEBT AND OTHER SECURED OBLIGATIONS AND TO ALL OBLIGATIONS OF OUR SUBSIDIARIES THAT ARE NOT MIRROR NOTE ISSUERS OR MIRROR NOTE GUARANTORS.

Holders of our secured debt and the secured debt of any mirror note issuer or mirror note guarantor will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other debt. In the event of any distribution or payment of our or any mirror note issuer's or mirror note guarantor's assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured debt will have a prior claim to the assets that constitute their collateral. Holders of the notes will participate equally with all holders of unsecured claims (and with holders of secured claims to the extent of any deficiency in the security for those claims), based upon the respective amounts owed to each holder or creditor in our remaining assets. We cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, on a pro rata basis, than holders of secured debt. As of June 30, 2003, after giving effect to the repayment of approximately
$54.3 million of debt under our senior credit facility with the proceeds from the Sturgeon Lake divestiture, this offering, the repayment of approximately $220.6 million of debt under our senior credit facility with the net proceeds from this offering and the reduction of the commitments under our senior credit facility to approximately $203 million, we and our subsidiaries would have had approximately $7.9 million of secured debt and approximately $203 million of additional borrowings available under our senior credit facility. We may also incur additional secured debt in the future in accordance with the terms of the indenture.

Additionally, the notes will be effectively subordinated to all debt and other obligations of our subsidiaries that are not mirror note issuers or mirror note guarantors. Our subsidiaries that are not restricted subsidiaries are not, and any future restricted subsidiaries which are not wholly-owned by us and any restricted subsidiaries that do not have in excess of U.S.$2.0 million of debt or guarantees acquired by us following the issue date of the notes will not be, required to issue or guarantee mirror

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notes. So long as we are in compliance with the indenture, we will be permitted to designate additional subsidiaries as unrestricted subsidiaries following the issue date of the notes.

Our existing senior credit facility matures on October 31, 2003. We have entered into a commitment letter with each of our existing lenders to provide us with a new senior credit facility as described under "Description of other indebtedness". We cannot assure you that we will fulfill the conditions to the effectiveness of our new senior credit facility or that we will be successful in seeking any necessary extension of our existing senior credit facility beyond October 31, 2003.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.

Upon the occurrence of specified change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes. A change of control under the indenture governing the notes will result in an event of default under our senior credit facility. Any future debt that we incur may also contain restrictions on repurchases of the notes in the event of a change of control or similar event. You should refer to the section of this prospectus entitled "Description of the notes--Offer to repurchase--Change of control".

IF AN ACTIVE TRADING MARKET DOES NOT DEVELOP FOR THE NOTES YOU MAY NOT BE ABLE TO RESELL THEM.

Prior to this offering, there was no public market for the notes and we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend upon many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply to list the notes on any securities exchange. While certain of the underwriters have advised us that they presently intend to make a market for the notes, they are not obligated to do so and may cease these activities at any time.

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Use of proceeds

We estimate that the net proceeds we receive from this offering will be approximately U.S.$170 million, after deducting the underwriters' fees and offering expenses. The net proceeds from this offering will be used to repay existing debt under our senior credit facility.

Consolidated capitalization
(dollars in thousands)

The following table provides as of June 30, 2003:

-  our actual consolidated cash and short-term investments and capitalization;
   and

- our consolidated cash and short-term investments and capitalization as adjusted to take into account the application of the proceeds from the Sturgeon Lake divestiture, this offering and the application of the net proceeds from this offering.

You should read this table together with "Management's discussion and analysis of financial condition and results of operations," our audited and unaudited financial statements, our unaudited pro forma financial statements and the related notes included elsewhere in this prospectus.

                                                                 AS OF JUNE 30, 2003
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(1)
----------------------------------------------------------------------------------------
Cash and short-term investments.............................  $ 15,146       $ 17,556
                                                              ========       ========

Debt:
  Senior credit facility(2).................................  $274,890       $     --
  Mortgage..................................................     6,577          6,577
  Notes offered.............................................        --        230,000
  Drilling rig debt.........................................     1,272          1,272
                                                              --------       --------
Total debt..................................................   282,739        237,849
                                                              --------       --------
Total shareholders' equity..................................   503,222        503,222
                                                              --------       --------
Total consolidated capitalization(3)........................  $785,961       $741,071
                                                              ========       ========

------------

(1) The notes offered by this prospectus have been converted to Canadian dollars at the noon buying rate on October 21, 2003, which was $1.00 = U.S.$0.7599. We have estimated fees and expenses associated with this offering at $7 million.

(2) We have a senior credit facility with a syndicate of Canadian chartered banks that matures on October 31, 2003. We have a commitment letter from this syndicate of banks to provide us with a $277.2 million senior credit facility to replace our existing facility. The amount of the new facility is required to be reduced to approximately $203 million upon the closing of this offering. You should refer to the section of this prospectus entitled "Description of other indebtedness". As of June 30, 2003, after giving effect to the use of proceeds from the Sturgeon Lake divestiture to repay debt under our senior credit facility, this offering, the use of proceeds from this offering to repay debt under our senior credit facility (assuming net proceeds of $223 million) and the reduction of the commitments under our senior credit facility to approximately $203 million, we would have had approximately $203 million of additional borrowings available under our senior credit facility.

(3) Refer to the sections of this prospectus entitled "Management's discussion and analysis of financial condition and results of operations--Liquidity and capital resources" and "Management's discussion and analysis of financial condition and results of operations--Share capital" for a description of the changes in, and the effect of certain changes on, our outstanding securities and debt since December 31, 2002.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Offering structure

Upon the closing of this offering, we will advance the gross proceeds from the offering of the notes, being U.S.$175 million, to Paramount Finance Ltd., our wholly-owned subsidiary, in exchange for a note, which we refer to in this prospectus as a "mirror note", in the principal amount of U.S.$175 million having effectively the same payment terms as the notes. Paramount Finance Ltd. will in turn advance U.S.$175 million to Paramount Resources, a general partnership in which we have a 66.7% interest and our wholly-owned subsidiary Summit Resources Limited has the remaining 33.3% interest, in exchange for a mirror note in the principal amount of U.S.$175 million. The partnership will then loan to us U.S.$175 million, so that we may apply the offering proceeds as described under the "Use of proceeds" section of this prospectus. Each of the mirror notes will be pledged to the trustee under the indenture governing the notes.

                                   [GRAPHIC]

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24

--------------------------------------------------------------------------------

Selected consolidated financial data
(dollars in thousands)

The following table provides selected consolidated financial data for us. The financial data for the years ended December 31, 2001 and 2002 and the six month periods ended June 30, 2002 and 2003 have been derived from our audited and unaudited consolidated financial statements for those periods included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. We believe that our unaudited interim consolidated financial statements contain all adjustments necessary for a fair presentation of the financial information presented. Our historical financial data for interim periods are not necessarily indicative of the results that may be expected for a full year of operations.

You should refer to our audited annual and unaudited interim consolidated financial statements, Summit's audited annual and unaudited interim consolidated financial statements, our unaudited pro forma consolidated financial statements and the related notes included elsewhere in this prospectus.

(CONTINUED ON NEXT PAGE)

--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                   YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                                                  -------------------------   ---------------------------
                                                     2001          2002           2002           2003
---------------------------------------------------------------------------------------------------------
CANADIAN GAAP:
EARNINGS DATA:
Revenue:
  Oil and natural gas sales....................   $  509,878    $  384,188     $  147,538     $  251,217
  Commodity hedging gain (loss)................       15,808        46,813         31,495        (44,322)
  Royalties, net of Alberta royalty tax
    credit.....................................      (99,706)      (74,444)       (25,600)       (50,912)
  Gain (loss) on sale of investments...........        2,982        40,830         40,105         (1,020)
  Other........................................         (295)        2,111             --            671
                                                  ----------    ----------     ----------     ----------
    Net revenue................................   $  428,667    $  399,498     $  193,538     $  155,634
                                                  ----------    ----------     ----------     ----------
Expenses:
  Operating....................................   $   61,045    $   86,067     $   40,542     $   37,168
  General and administrative...................       12,346        16,212          5,752          9,357
  Interest.....................................       19,291        23,943          5,237         11,296
  Surmont compensation--net....................           --       (37,291)       (37,960)            --
  Lease rentals................................        4,319         4,552          1,624          1,477
  Geological and geophysical...................       10,646         9,303          6,883          4,171
  Dry hole costs...............................        8,944       120,058          3,170         19,449
  Loss (gain) on sale of property and
    equipment..................................        1,537           (12)          (130)        20,794
  Depletion, depreciation and amortization.....      105,433       169,433         60,600         83,183
  Write-down of petroleum and natural gas
    properties.................................           --        31,254         40,000          9,868
  Site restoration costs.......................        2,400         3,437          1,200          2,195
                                                  ----------    ----------     ----------     ----------
    Total expenses.............................   $  225,961    $  426,956     $  126,918     $  198,958
                                                  ----------    ----------     ----------     ----------
Earnings (loss) before income taxes............      202,706       (27,458)        66,620        (43,324)
Income taxes (recovery)........................       83,804       (37,765)        21,094        (42,512)
                                                  ----------    ----------     ----------     ----------
Net earnings (loss)............................   $  118,902    $   10,307     $   45,526     $     (812)
                                                  ==========    ==========     ==========     ==========
OTHER CANADIAN FINANCIAL DATA:
EBITDAX(1).....................................   $  347,975    $  251,837     $  105,515     $  108,652
EBITDAX to interest expense....................         18.0          10.5           20.1            9.6
Ratio of total debt to EBITDAX(2)..............          0.9           2.1            N/A            N/A
Ratio of net debt to EBITDAX(3)................          0.9           2.1            N/A            N/A
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...................................   $1,176,323    $1,538,000     $1,717,154     $1,189,116
Total debt(2)..................................   $  316,600    $  539,270     $  540,209     $  282,739
Shareholders' equity...........................   $  535,384    $  546,105     $  581,324     $  503,222
U.S. GAAP AND OTHER U.S. FINANCIAL DATA:
Net earnings (loss)............................   $   99,490    $  (30,098)    $   37,276     $  (12,814)
Total assets...................................   $1,142,141    $1,426,961            N/A     $1,136,226
EBITDAX(1).....................................   $  347,975    $  251,837     $  105,515     $  108,652

------------

(1) EBITDAX is the sum of earnings before non-recurring items, non-cash items, interest, income taxes, depletion and depreciation and exploration expenses. EBITDAX is presented because we believe that it is a widely accepted financial indicator of the ability of an oil and gas company utilizing the successful efforts method of accounting to service indebtedness. However, EBITDAX does not have a standardized meaning prescribed by Canadian or U.S. GAAP, does not represent net income or cash flow from operations as defined by Canadian or U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs, should not be considered as an alternative to net income or to cash flow from operating activities (as determined in accordance with Canadian or U.S. GAAP) and should not be construed as an

--------------------------------------------------------------------------------
26

SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

    indication of a company's operating performance or as a measure of liquidity. Therefore, our EBITDAX is not necessarily comparable with similarly-titled measures presented by other companies.

    The following table provides a reconciliation of EBITDAX to net earnings
    (loss) under Canadian GAAP for the periods indicated:

                                                                       YEAR ENDED           SIX MONTHS ENDED
                                                                      DECEMBER 31,              JUNE 30,
                                                                  ---------------------   ---------------------
                                                                    2001        2002        2002        2003
    -----------------------------------------------------------------------------------------------------------
    EBITDAX.....................................................  $347,975    $251,837    $105,515    $108,652
    Less:
      (Gain) loss on sale of investments........................    (2,982)    (40,830)    (40,105)      1,020
      Income taxes (recovery)...................................    83,804     (37,765)     21,094     (42,512)
      Interest..................................................    19,291      23,943       5,237      11,296
      Depletion and depreciation................................   105,433     169,433      60,600      83,183
      Geological and geophysical................................    10,646       9,303       6,883       4,171
      Dry hole costs............................................     8,944     120,058       3,170      19,449
      Surmont compensation--net.................................        --     (37,291)    (37,960)         --
      Loss (gain) on sale of property and equipment.............     1,537         (12)       (130)     20,794
      Write-down of petroleum and natural gas properties........        --      31,254      40,000       9,868
      Site restoration costs....................................     2,400       3,437       1,200       2,195
                                                                  --------    --------    --------    --------
    Net earnings (loss).........................................  $118,902    $ 10,307    $ 45,526    $   (812)
                                                                  ========    ========    ========    ========

(2) Total debt consists of bank loans, drilling rig indebtedness and outstanding mortgage principal. The following table provides a calculation of our total debt for the periods indicated:

                                                                       YEAR ENDED           SIX MONTHS ENDED
                                                                      DECEMBER 31,              JUNE 30,
                                                                  ---------------------   ---------------------
                                                                    2001        2002        2002        2003
    -----------------------------------------------------------------------------------------------------------
    Bank loans..................................................  $314,148    $498,097    $535,613    $274,890
    Drilling rig indebtedness...................................     2,452       1,443       4,596       1,272
    Mortgage principal..........................................        --       6,730          --       6,577
    Shareholder loan............................................        --      33,000          --          --
                                                                  --------    --------    --------    --------
    Total debt..................................................  $316,600    $539,270    $540,209    $282,739
                                                                  ========    ========    ========    ========

(3) Net debt is total debt less cash and short-term investments. The following table provides a reconciliation of net debt to total debt for the periods indicated:

                                                                       YEAR ENDED           SIX MONTHS ENDED
                                                                      DECEMBER 31,              JUNE 30,
                                                                  ---------------------   ---------------------
                                                                    2001        2002        2002        2003
    -----------------------------------------------------------------------------------------------------------
    Net debt....................................................  $301,928    $525,102    $505,675    $267,593
    Add:
      Cash......................................................       740          --      18,965          --
      Short-term investments....................................    13,932      14,168      15,569      15,146
                                                                  --------    --------    --------    --------
    Total debt..................................................  $316,600    $539,270    $540,209    $282,739
                                                                  ========    ========    ========    ========

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                                                                              27

--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS ALONG WITH OUR AUDITED AND UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES.

OVERVIEW

We are an exploration, development and production company with established operations in Alberta, British Columbia, Saskatchewan, the Northwest Territories, Montana and North Dakota. We have patiently executed our corporate growth strategy, focusing on natural gas, and high impact exploration as the cornerstone to future success. Our vision is based on the long-term fundamentals for natural gas in North America. We continue to focus our efforts on building a strong asset base through exploration and development and acquisitions.

In the first quarter of 2003, we completed the Trust Disposition. We used the proceeds from the Trust Disposition to repay debt incurred in connection with our acquisition of Summit for $332.1 million, consisting of $249.6 million cash and the assumption of $82.5 million of net debt. On June 28, 2002, we acquired 97.8% of the outstanding shares of Summit, with the remainder of the shares being acquired by us on July 30, 2002.

From January 1 to August 31, 2003, we completed the sale of non-core properties in Alberta, Saskatchewan and North Dakota for total net proceeds of approximately $63.5 million as part of our property rationalization program. The proved reserves associated with these dispositions were 20.8 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers.

On October 1, 2003, we completed the disposition of the Sturgeon Lake properties and the associated oil batteries and gas plant in our Mirage core area for proceeds of $54.3 million. The proved reserves associated with the disposition were 17.3 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers.

We have established our current operating base through a combination of a program of full-cycle exploration and development and strategic acquisitions. This involves:

- establishing core geographic operating areas through successful exploration and development and strategic acquisitions;

- developing significant operational and technical expertise through exploration and development activities;

-  acquiring strategic control over infrastructure;

-  maintaining financial flexibility; and

- reinvesting operating cash flow to further consolidate our position in each of our core areas and to further grow our inventory of drilling prospects.

As of September 30, 2003, we operated approximately 80% of our natural gas production and approximately 83% of our oil production. We also have a large inventory (approximately 3.1 million net acres as of June 30, 2003) of undeveloped acreage available for potential future exploration. Our production profile is significantly weighted to natural gas, but we increased our oil and natural gas liquids production with the Summit acquisition. In 2002, our natural gas revenue before hedging was

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

approximately 81% of our total petroleum and natural gas revenue, compared to approximately 94% in 2001.

RESULTS OF OPERATIONS

For a discussion of our results of operations for the six months ended June 30, 2003 compared to the six months ended June 30, 2002 and the year ended
December 31, 2002 compared to the year ended December 31, 2001, refer to our management's discussion and analysis of financial condition and results of operations for those periods, each of which has been incorporated by reference in this prospectus.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW
(dollars in thousands)

                                                YEAR ENDED           YEAR ENDED       SIX MONTHS ENDED
                                            DECEMBER 31, 2001    DECEMBER 31, 2002     JUNE 30, 2003
------------------------------------------------------------------------------------------------------
Cash flow from operations.................       $303,937             $259,916            $ 95,048
Net earnings (loss).......................       $118,902             $ 10,307            $   (812)
Shareholders' equity......................       $535,384             $546,105            $503,222

In the six months ended June 30, 2003, our cash flow from operations totaled $95.0 million, or $1.58 per basic and diluted common share, representing a 32% decrease from the $139.2 million, or $2.34 per basic and diluted common share, during the same period in 2002. The decrease was due to commodity hedging losses and lower production levels, offset somewhat by higher natural gas and oil and natural gas liquids prices, compared to the same period in 2002. Our weighted average shares outstanding totaled 60.1 million for the period ended
June 30, 2003.

We intend to continue using our cash flow and proceeds from property dispositions to make capital expenditures and to reduce our bank indebtedness.

In 2002, our cash flow from operations decreased 14% to $259.9 million, or $4.37 per basic and $4.36 per diluted common share, from $303.9 million, or $5.11 per basic and diluted common share in 2001. The increase was due to an increase in commodity hedging gains. Our 59.5 million weighted average common shares outstanding in 2002 was unchanged from the 59.5 million shares outstanding in 2001.

Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our cash flow and capital expenditure budget. We will therefore assess results throughout the year and revise budgets as necessary to reflect the most current information.

In 2003, our revenues will be impacted by drilling success and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the U.S. dollar. We anticipate a continued positive trend in commodity prices for 2003 relative to the prices received in 2002.

During 2002, we disposed of 8.7 million shares of Peyto Exploration and Development Corp. at an average price of $5.17 per share for net proceeds of $45.0 million, resulting in a gain of $40.1 million. We also disposed of
1.25 million shares of Triquest Energy Corp. at an average price of $2.98 per share for net proceeds of $3.7 million, resulting in a gain of $0.7 million. We routinely utilize a

--------------------------------------------------------------------------------
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

portion of our working capital to make short-term investments in private and publicly traded oil and gas companies. Accordingly, related realized gains and losses are included in our cash flow from operations.

On February 28, 2002, we entered into a Memorandum of Agreement with the Province of Alberta and Conoco Canada Resources Ltd., effective May 1, 2000. The Memorandum of Agreement provided for compensation of $85 million to be paid to the Surmont Gas Producers by the Alberta government in the form of reduced royalties, as well as the granting to the Province of Alberta by the Surmont Gas Producers of an 11% gross overriding royalty encompassing certain wells, lands and leases affected by the shut-in order of May 1, 2000. Compensation of $46.4 million was received in 2002. This amount has been recorded in our consolidated statement of earnings, net of the book value of wells, lands and leases in the affected area of $9.1 million.

BANK DEBT

To finance the acquisition of Summit, we negotiated a $600 million credit facility with a syndicate of Canadian chartered banks, including a $466 million production facility, a $25 million working capital facility and a $109 million bridge facility. Upon receipt of the Surmont compensation the bridge facility was permanently reduced by approximately $47.1 million.

Upon the closing of the initial offering of units by the Trust, the proceeds received by us in the Trust Disposition were used to reduce bank debt. Effective July 2003, the available borrowing base under our senior credit facility was reduced to $304.2 million, and effective October 1, 2003, the available borrowing base under our senior credit facility was reduced to $277.2 million as a result of the Sturgeon Lake divestiture.

Our existing senior credit facility matures on October 31, 2003. We have entered into a commitment letter with each of our existing lenders to provide us with a new senior credit facility as described under "Description of other indebtedness". The facility will be reduced to approximately $203 million when this offering closes. The commitment letter is subject to certain customary terms and conditions and the completion of satisfactory documentation to establish the facility. We expect the facility to be implemented immediately prior to the closing of this offering. The implementation of this facility is not a condition to the closing of this offering. Please refer to the section of this prospectus entitled "Description of other indebtedness".

A portion of our historic growth has come through acquisitions and we regularly evaluate opportunities to acquire properties or companies. We do not currently have plans to make any material acquisitions. However, if we decide in the future to make a significant acquisition for cash, we might be required to raise capital through debt and/or equity financings in order to complete the acquisition.

We believe that funds generated from our operations, together with existing cash and borrowings under our senior credit facility and proceeds from dispositions, will be sufficient to finance our current operations and planned capital expenditures for the next two years. We anticipate that our annual capital expenditures over the next few years will be less than our expenditures in fiscal 2002, which included capital expenditures associated with the Summit acquisition. We determine our capital expenditure program based on an annual budget, including budgeted cash flow from operations, and we closely monitor changes throughout the year.

It is likely that in the future we will be required to raise additional capital through debt and/or equity financings in order to fully realize our strategic goals and business plans. Our ability to raise additional capital will depend upon a number of factors, such as general economic and market

--------------------------------------------------------------------------------
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

conditions, that are beyond our control. If we are unable to obtain additional financing or to obtain it on favorable terms, we might be required to forego attractive business opportunities.

Our ability to make payments on and to refinance our indebtedness, including these notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our senior credit facility and the notes, on commercially reasonable terms or at all.

CAPITAL EXPENDITURES
(dollars in thousands)

                                                                                       SIX MONTHS
                                                          YEAR ENDED     YEAR ENDED      ENDED
                                                         DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                             2001           2002          2003
-------------------------------------------------------------------------------------------------
Land...................................................    $ 39,166      $   6,410     $   7,441
Geological and geophysical.............................      10,646          9,303         4,171
Drilling...............................................     127,736        124,076        55,435
Production equipment and facilities....................      94,775         77,407        36,021
                                                           --------      ---------     ---------
Exploration and development expenditures...............     272,323        217,196       103,068
                                                           --------      ---------     ---------
Summit Resources Limited acquisition...................          --        449,648            --
Dry hole and geological and geophysical costs
 expensed..............................................     (19,590)      (129,361)      (23,620)
Petroleum and natural gas property impairment..........          --        (42,183)       (9,868)
Property acquisitions..................................      19,048         28,610            --
Property dispositions..................................     (11,763)        (4,995)     (324,845)
Other..................................................       1,166          2,349           490
                                                           --------      ---------     ---------
Net capital expenditures...............................    $261,184      $ 521,264     $(254,775)
                                                           ========      =========     =========

In the second quarter of 2003, our capital additions were concentrated in the Kaybob and Cameron Hills areas. For the six months ended June 30, 2003, net exploration and development expenditures totaled $103.1 million compared to $177.1 million in the comparable period of 2002. From January 1 to August 31, 2003, we have received total net proceeds from non-core property dispositions of approximately $63.5 million. All of the proceeds received from the non-core property dispositions have been applied to repay debt under our senior credit facility.

--------------------------------------------------------------------------------
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

2003 FORECASTED CAPITAL EXPENDITURES
(dollars in millions)

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  2003
---------------------------------------------------------------------------
Drilling....................................................      $ 64
Facilities..................................................        38
Land........................................................        48
Seismic.....................................................        16
Exploration.................................................        11
                                                                  ----
Total.......................................................      $177
                                                                  ====

During 2002, our expenditures for exploration and development activities totaled $217.2 million, compared to $272.3 million in 2001.

Our 2002 net capital expenditures, including property acquisitions net of dispositions and the acquisition of Summit, amounted to $521.3 million, compared to $261.2 million in 2001.

Our dry hole and geological and geophysical costs expensed totaled $129.4 million in 2002, compared to $19.6 million in 2001. Included in this amount was $41.9 million associated with exploratory wells drilled in Canada in previous years, and $66.0 million related to exploratory projects in the United States which we determined to be unsuccessful. Seismic costs during 2002 totaled
$9.3 million, compared to $10.6 million in 2001.

In conjunction with the cash compensation received from the Alberta government related to the Surmont natural gas/bitumen issue, we have made a provision of approximately $9.1 million (net of $1.8 million accumulated depletion and depreciation) in recognition of the impairment in asset value resulting from the shut-in. This amount represents the net book value of the assets carried in our financial statements.

We also recorded a $31.3 million impairment charge in respect of producing non-core oil and gas assets located in Alberta and southeast Saskatchewan.

SHARE CAPITAL

During the second quarter of 2003, we issued 1,455,500 stock options at an exercise price of $9.00 per share. Also during the quarter, 941,500 stock options issued in 2001, the majority of which were exercisable at exercise prices of either $13.35 or $14.50 per share, were re-priced to exercise prices of $9.07 and $10.22, respectively. As of June 30, 2003, we had a total of 2,977,000 stock options issued and outstanding.

As of December 31, 2002, our issued share capital consisted of 59,458,600 common shares, compared to 59,453,600 as of December 31, 2001. We instituted a "normal course issuer bid" to acquire a maximum of 5% of our issued and outstanding shares commencing September 1, 2001, and ending August 31, 2002. During 2002, no shares were purchased under the bid. During the six months ended June 30, 2003, 710,000 stock options were exercised. As of June 30, 2003, our issued share capital consisted of 60,168,600 common shares. In 2003, we instituted another "normal course issuer bid" to acquire a maximum of 5% of our issued and outstanding shares commencing May 15, 2003 and ending May 14, 2004. As of the date of this prospectus, no shares have been purchased under the bid.

--------------------------------------------------------------------------------
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OPERATIONS
--------------------------------------------------------------------------------

HEDGING

COMMODITY PRICE RISK MANAGEMENT

Our financial success is contingent upon the growth of reserves and production volumes and the economic environment that creates a demand for natural gas and oil. Such growth is a function of the amount of cash flow that can be generated and reinvested into a successful capital expenditure program. Stability in natural gas pricing is available through the use of short and long-term physical contract arrangements. To protect cash flow against commodity price volatility, we will, from time to time, manage cash flow by utilizing both physical and financial commodity price hedges.

The prices that we receive for our oil and natural gas can fluctuate significantly. Our commodity price risk management is designed to opportunistically provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining some exposure to upside price movements. We also intend to reduce the volatility of our cash flows in order to allow us to realize positive economic returns from our capital development and acquisition activities.

The following provides a summary of our current hedging contracts:

VOLUME                                         PRICE                        TERM
---------------------------------------------------------------------------------------------
AECO
Sell 5,000 GJ/d......................       Cdn.$6.36           November 2003--March 2004
Sell 5,000 GJ/d......................       Cdn.$6.41           November 2003--March 2004
Sell 5,000 GJ/d......................       Cdn.$6.50           November 2003--March 2004
Sell 15,000 GJ/d.....................       Cdn.$7.55           November 2003--March 2004
Sell 20,000 GJ/d.....................  Cdn.$5.50--$7.80(1)      November 2003--March 2004

WTI
Sell 1,000 bbls/d....................       U.S.$24.07            May 2002--April 2004
Sell 1,000 bbls/d....................       U.S.$24.33         January 2003--December 2003
Sell 1,000 bbls/d....................  U.S.$25.00--$30.25(1)   January 2004--December 2004

------------

(1) We will receive the market price for the commodity, except that we will not receive less than the lower price in the range or more than the higher price in the range.

During 2002, we recognized in revenue $39.4 million of deferred revenue primarily related to the settlement of natural gas commodity hedging contracts that were previously put in place to shelter our company from declining natural gas prices. In 2001, we recognized in revenue $1.2 million of deferred revenue related to our hedging contracts.

CURRENCY RISK MANAGEMENT

The Canadian dollar/U.S. dollar exchange ratio is of significant importance to our company, since a substantial percentage of our natural gas and oil sales are made into and priced effectively on U.S. markets. Any strengthening in the Canadian dollar relative to its U.S. counterpart will have a negative impact on the wellhead price received for our production. To manage this risk, we have entered into currency swap agreements that have fixed the exchange rates on U.S.$40.9 million of future production revenue over the next three years at $58.6 million.

We expect that our hedging losses will decrease significantly in the last six months of 2003. The majority of our currency hedging contracts will terminate at the end of October 2003.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
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INVESTMENTS

SHORT-TERM

As of June 30, 2003, we had the following short-term investments:

                                           SHARES/UNITS     SHARES/UNITS   SHARES/UNITS
                                              AS OF          PURCHASED         AS OF        INVESTMENT
INVESTMENTS                              JANUARY 1, 2003       (SOLD)      JUNE 30, 2003     AT COST
-------------------------------------------------------------------------------------------------------
Fox Creek Petroleum Corp...............      2,173,162         152,000       2,325,162       2,538,000
Spearhead Resources Inc.(1)............                                                      5,000,000
Altius Energy Corp.(2).................                                                      4,280,962
Harvest Energy Trust(3)................                        200,000         200,000       2,100,000
Invertek(4)............................      7,500,000              --       7,500,000       1,226,650
                                                                                           -----------
                                                                                           $15,145,612
                                                                                           ===========

------------

(1) Spearhead Resources Inc. $5 million, 8% secured convertible debenture due December 12, 2003.

(2) Altius Energy Corp. U.S.$2.7 million, 14% secured convertible debenture due April 1, 2005.

(3) Received 200,000 units of Harvest Energy Trust in exchange for our working interest in the Hayter, Alberta area properties.

(4) Investment in Invertek is through Wilson Drilling Ltd. The investment value recorded in our financial statements is 50% of the total investment of $2,453,300.

As of June 30, 2003, all of our short-term investments were either debentures or warrants or shares in private companies. Therefore, a market value for these assets is not readily ascertainable. We believe that the market value of our short-terms investments approximates their book value.

INVESTMENT IN DRILLING COMPANY

We own a 50% equity interest in Wilson Drilling Ltd., a private company established to operate three drilling rigs in western Canada. We account for our interest using proportionate consolidation whereby our pro-rata share of the financial results is combined on a line-by-line basis with similar items in our financial statements.

INVESTMENT IN PIPELINE COMPANY

We own a 50% equity interest, before payout (45% after payout), in Shiha Energy Transmission Ltd., a private company established to transport natural gas from operations in the Liard area of the Northwest Territories to facilities in British Columbia. We account for our interest using proportionate consolidation whereby our pro-rata share of the financial results is combined on a line-by-line basis with similar items in our financial statements.

INVESTMENT IN ENGINEERING COMPANY

We own a 50% equity interest in a private company whose principal business is to provide consulting and technical services. We account for our interest using proportionate consolidation whereby our pro-rata share of the financial results is combined on a line-by-line basis with similar items in our financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
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ACCOUNTING POLICIES

We follow the "successful efforts" method of accounting for our petroleum and natural gas operations. This method, unlike the alternative "full cost" accounting method, usually generates a more conservative value for net earnings as exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties and the cost of surrendered leases and abandoned wells are expensed rather than capitalized in the year incurred. However, to make reported cash flow results comparable to industry practice, we reclassify geological and geophysical costs and surrendered leases and abandonment costs from operating to investing activities.

Our accounting policy recognizes deferred revenue that is primarily related to the settlement of natural gas commodity hedging contracts in the accounting years of related production.

RECENT ACCOUNTING PRONOUNCEMENTS

HEDGING RELATIONSHIPS

The Canadian Institute of Chartered Accountants, which we refer to as the "CICA", issued Accounting Guideline 13--Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting, but does not specify hedge accounting methods. The guideline is effective for fiscal years beginning on or after July 1, 2003. We anticipate that adoption of Accounting Guideline 13 will not have a material effect on our consolidated financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS

The CICA recently issued Handbook Section 3063--Impairment of Long-Lived Assets, which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises. The section is effective for fiscal years beginning on or after April 1, 2003.

Under the new section, impairment of long-lived assets held for use is determined by a two-step process, with the first step to determine when an impairment is recognized and the second step to measure the amount of the impairment. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. This represents a significant change to Canadian GAAP, which previously measured the amount of the impairment as the difference between the long-lived asset's carrying value and its net recoverable amount (i.e. undiscounted cash flows plus residual value). The potential impact of this pronouncement on our consolidated financial statements is not presently known.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

The CICA recently issued Handbook Section 3475--Disposal of Long-Lived Assets and Discontinued Operations, which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets by profit-oriented enterprises. It also establishes standards for the presentation and disclosure of discontinued operations.

Although earlier adoption is encouraged, section 3475 applies to disposal activities initiated by a company's commitment to a plan on or after May 1, 2003. The adoption of this pronouncement will not have a material effect on our consolidated financial statements.

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                                                                              35
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

VARIABLE INTEREST ENTITIES

The CICA recently issued Accounting Guideline No. 15--Consolidation of Variable Interest Entities. The guideline requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The guideline applies to annual and interim periods beginning on or after November 1, 2004. We are currently evaluating the effects of the issuance of the guideline on our operations.

ASSET RETIREMENT OBLIGATION

The CICA recently issued Handbook Section 3110--Asset Retirement Obligation, which addresses statutory, regulatory, contractual and other legal obligations associated with the retirement of a tangible long-lived asset that results from its acquisition, construction, development or normal operation.

Under this section, asset retirement obligations are initially measured at fair value at the time the obligation is incurred, with a corresponding amount capitalized as part of the asset's carrying value and depreciated over the asset's useful life using a systematic and rational allocation method.

On initial recognition, the fair value of an asset retirement obligation is determined based upon the expected present value of future cash flows. In subsequent periods, the carrying amount of the liability would be adjusted to reflect (a) the passage of time, and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

The change in liability due to the passage of time is measured by applying an interest method of allocation to the opening liability and is recognized as an increase in the carrying value of the liability and an expense. The expense must be recorded as an operating item in the income statement, not as a component of interest expense. A change in the liability resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows is recognized as an increase or decrease in the carrying amount of the liability, with an offsetting increase or decrease in the carrying amount of the associated asset.

As of January 1, 2003, the amount to be recorded as the fair value of the liability was estimated to be $30.2 million.

Although this pronouncement is effective for all years beginning on or after January 1, 2004, early adoption is encouraged.

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36
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Business

OUR COMPANY

We are an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. Our principal properties are located primarily in Alberta, the Northwest Territories and British Columbia in Canada. We also have properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States. Our shares have been listed on the Toronto Stock Exchange since 1984 and our market capitalization as of August 31, 2003 was approximately $587 million.

After giving effect to the Trust Disposition and other property dispositions completed by us from January 1 to August 31, 2003, we had total proved reserves of 296.9 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers, with approximately 73% or 217.7 Bcf being natural gas and approximately 27% or 13,205 Mbbls being oil and natural gas liquids. Of these total proved reserves, approximately 91% were proved developed reserves. We are focused primarily on natural gas with natural gas accounting for approximately 78% of our production as of September 30, 2003. In addition, we have a portfolio of approximately 3.1 million net acres of undeveloped acreage available for potential future exploration.

We have a focused exploration and development strategy, concentrated on acquiring land and establishing reserves within our core areas. Our activities are designed to establish new reserves of natural gas and oil and to increase the productive capacity of our existing fields. We strive to maintain a balanced portfolio of opportunities, increase our working interest in low to medium risk projects and enter into joint venture arrangements on select high risk/high return projects. We believe we have a strong portfolio of exploration prospects in Alberta, the Northwest Territories and northeastern British Columbia. Going forward, we intend to further apply our technical expertise to develop and grow new core areas.

Over the last 15 months, we completed two significant transactions. In
July 2002, we completed the acquisition of all of the outstanding shares of Summit. The total consideration paid by us for Summit was $332.1 million, consisting of $249.6 million in cash and the assumption of $82.5 million of net debt. Through the Summit acquisition we acquired natural gas and oil and natural gas liquids properties at Clarke Lake, British Columbia; Mirage, Fox Creek/Two Creek, Sturgeon Lake, Sunset and Chain/Craigmyle in Alberta, as well as properties in southeastern Saskatchewan and minor properties in North Dakota and Montana.

Our second significant transaction in the last 15 months was the Trust Disposition. We formed the Trust through a spin-off to our shareholders in February 2003. We transferred some of our northeast Alberta natural gas assets to the Trust in February 2003 for net proceeds of $79 million, consisting of 9,907,767 trust units of the Trust and a note payable. We then distributed to our shareholders, by way of dividend-in-kind, the 9,907,767 trust units of the Trust previously received by us. The northeast Alberta assets transferred were located in the Legend area of Alberta, which is approximately 120 kilometres northwest of Fort McMurray. The transferred assets included 24,960 gross acres (24,422 net acres) of undeveloped acreage and an average 82% working interest in 59 gross (48.4 net) producing natural gas wells. The proved reserves of the assets transferred were 38.5 Bcf as of December 31, 2002, as evaluated by our independent petroleum engineers. The assets transferred also included an interest of approximately 78% in an operated gas plant and six field booster compressors. The assets transferred represented aggregate production averaging
15.5 MMcf/d of natural gas for 2002 and 13.6 MMcf/d of natural gas for 2001.

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BUSINESS
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In March 2003, we disposed of substantially all of our remaining northeast
Alberta natural gas assets to the Trust for net proceeds of approximately $175 million. The northeast Alberta assets disposed of included properties at the following locations: Bohn Lake, Chard, Chard Southwest, Clyde, Cold Lake, Cold Lake Sonoma, Corner, Hoole, Kettle River, Legend East, Leismer/Leismer South, Liege East, Liege North, Liege South, Pony, Quigley, Saleski, Surmont, Teepee Creek, Thornbury and Winefred. The assets included 391,680 gross acres (316,898 net acres) of undeveloped acreage and an average working interest of approximately 83% in 477 gross (396.5 net) producing natural gas wells. The proved reserves of the assets transferred were 91.0 Bcf of natural gas as of December 31, 2002, as evaluated by our independent petroleum engineers. The assets transferred represented aggregate production averaging 60.9 MMcf/d of natural gas for 2002 and 68.7 MMcf/d of natural gas for 2001.

We used the proceeds from the Trust Disposition to repay debt incurred by us in connection with our acquisition of Summit. The Trust Disposition provided our shareholders with a current income investment that complements our traditional exploration and development strategy. Despite our common history and shareholder base, our company and the Trust are separate entities and have no economic interest in each other. You should refer to the section of this prospectus entitled "Certain relationships and related transactions". We have no properties in the Athabasca oil sands area affected by the Alberta Energy and Utilities Board shut-in order issued on July 22, 2003 which affects some of the Trust's properties.

From January 1 to August 31, 2003, we completed the sale of non-core properties in Alberta, Saskatchewan and North Dakota for total net proceeds of approximately $63.5 million as part of our property rationalization program. The proved reserves associated with the properties sold were 20.8 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers. The reserves consisted of 10.3 Bcf of natural gas and 1.7 MMbbls of oil and natural gas liquids. We will dispose of additional non-core assets from time to time as opportunities arise. We may also dispose of core assets from time to time if we believe such a transaction will be beneficial to our stakeholders.

RECENT DEVELOPMENTS

STURGEON LAKE DIVESTITURE: On October 1, 2003, we completed the disposition of the Sturgeon Lake properties in our Mirage core area, including the associated oil batteries and gas plant, for proceeds of $54.3 million. The proved reserves associated with the disposition were 17.3 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers, or approximately 6% of our proved reserves on such date. These reserves consisted of 2.2 MMbbls of oil and natural gas liquids and 4.1 Bcf of natural gas, were 94% proved developed producing and were 99% operated by us. The properties being sold averaged pro forma production of 1,074 bbls/d of oil and natural gas liquids and
1.7 MMcf/d of natural gas in 2002.

PROPOSED SENIOR CREDIT FACILITY: We have a senior credit facility with a syndicate of Canadian chartered banks that matures on October 31, 2003. We have a commitment letter from this syndicate of banks to provide us with a $277.2 million senior credit facility to replace our existing facility. The amount of the new facility is required to be reduced to approximately
$203 million upon the closing of this offering. The implementation of the new facility is subject to customary terms and conditions as described under "Description of other indebtedness". Although we expect the new facility to be implemented prior to the closing of this offering, the implementation of the new facility is not a condition to the closing of this offering.

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COMPANY STRUCTURE

The diagram below depicts the structure of our company. Our assets are held by us both directly and indirectly through our direct and indirect subsidiaries and partnerships. Paramount Resources, an Alberta general partnership in which we have a 66.7% interest and our wholly-owned subsidiary Summit Resources Limited has the remaining 33.3% interest, holds our Canadian producing and non-producing oil and gas properties. As of June 30, 2003, the value of these properties represented more than 96% of the total value of our assets. Summit
Resources, Inc., our indirect, wholly-owned subsidiary, holds our U.S. producing and non-producing properties. 910083 Alberta Ltd., our wholly-owned subsidiary, holds a building located in Calgary, Alberta. We directly hold our investments in other oil and gas companies and other entities, some minor oil and gas properties, our seismic data, our head office lease and our equipment. Our debt, other than trade payables and a mortgage on the building held by 910083 Alberta Ltd., is owed directly by us. Paramount
Finance Ltd. was incorporated by us for the purposes of this offering and does not currently have any business, assets or liabilities. Following the completion of this offering, Paramount Finance Ltd. will hold a mirror note (pledged to the trustee under the indenture) in the principal amount of U.S.$175 million payable to it by Paramount Resources and will owe us the principal amount of U.S.$175 million under a mirror note (pledged to the trustee under the indenture) held by us. You should refer to the section of this prospectus entitled "Offering structure".

                                   [GRAPHIC]

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BUSINESS STRATEGY

Our strategy is to maintain a balanced portfolio of opportunities, to grow our reserves and increase our production in our core areas while maintaining a large inventory of undeveloped acreage, and to selectively enter into joint venture arrangements for high risk/high return prospects. We intend to pursue this strategy through the following initiatives:

CONCENTRATE ON CORE AREAS

We currently operate in five core geographic areas that provide us with a balanced portfolio of exploration and development prospects. We expect to continue to increase our interests in these core areas in order to achieve low-risk growth and cost efficiencies. We believe that our focus on these core areas has enabled us to develop significant expertise in the local geologies and techniques required to exploit hydrocarbons in these regions. In addition, we believe our concentrated interests allow us to benefit from economies of scale and other efficiencies, which we believe will improve our gross operating margins.

FOCUS ON NATURAL GAS

We have considerable technical expertise and have achieved significant success in exploring for shallow and deep natural gas reservoirs. We plan to continue to focus on finding and developing long-life natural gas reserves. Our proved reserves as of December 31, 2002, after giving effect to the Trust Disposition and other property dispositions completed by us from January 1 to August 31, 2003, of 296.9 Bcfe were approximately 73% natural gas. We believe that our focus on natural gas production will lead to increasing future profitability for us, as we also believe natural gas prices are likely to be strong in the future as a result of increasing North American demand outstripping naturally declining production. You should refer to the section of this prospectus entitled "Business--Oil and gas reserves".

PURSUE FULL-CYCLE EXPLORATION COMPLEMENTED BY SELECTIVE ACQUISITIONS

We plan to continue to reinvest internally generated cash flow to fund our inventory of development and exploration projects. In addition, we seek to rationalize our undeveloped acreage base, adding to and consolidating our land position as we develop a growing inventory of future drilling locations. We have successfully completed and integrated a series of strategic acquisitions to grow our reserves and production base, to increase our inventory of undeveloped acreage and to provide processing facilities for our production. Our acquisition strategy focuses on acquiring assets within our established core areas that will create long-term value, including assets that will increase our current working interests in such areas.

CONTROL OF OPERATIONS

As of September 30, 2003, we operated approximately 80% of our natural gas production and approximately 83% of our oil production and, as of June 30, 2003, we had an average working interest of approximately 63% in our undeveloped acreage. We intend to continue consolidating our position in our core areas in order to maximize operating efficiencies and maintain control over our ongoing capital programs. We also owned or controlled the infrastructure critical to approximately 64% of our daily production as of September 30, 2003, which we believe will continue to be critical to the success of our full-cycle exploration program. The high level of our ownership and control allows us to exercise discretion in determining the timing and methodology of our ongoing exploration and development programs.

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MAINTAIN A LARGE PORTFOLIO OF UNDEVELOPED ACREAGE

We have assembled a significant portfolio of approximately 4.9 million gross (approximately 3.1 million net) acres of undeveloped acreage that we hold for drilling activities. In the future, we intend to further apply our technical expertise to develop this acreage portfolio and grow new core areas.

MAINTAIN FINANCIAL FLEXIBILITY

We intend to maintain financial flexibility to allow us to pursue our full-cycle exploration program in periods of low commodity prices, and to respond to opportunities for strategic acquisitions as they arise. We intend to fund our exploration program and strategic acquisitions using cash flow, proceeds from property dispositions, equity or debt financing, or a combination of these sources.

COMPETITIVE STRENGTHS

We believe that the following strengths provide us with significant competitive advantages as we execute our business strategy:

EXPERIENCED, COMMITTED MANAGEMENT TEAM AND EMPLOYEES

Our Chief Executive Officer and senior operating personnel have been involved in oil and natural gas exploration and development activities in western Canada for an average of more than 25 years and have developed significant expertise in the core areas in which we currently operate. In addition, our Chief Executive Officer beneficially owns, directly or indirectly, approximately 48% of our shares, our other directors and management own approximately 6% of our shares and all of our employees participate in our stock option plan or our special group registered retirement savings plan through which employees receive our shares, giving all of our employees an ownership interest in our company. We believe that our high level of management and employee ownership closely aligns our interests with those of our other stakeholders and enables us to attract, retain and motivate quality personnel.

TECHNOLOGICAL EXPERTISE

Through our years of experience and focus on the Western Canadian Sedimentary Basin, we have developed significant technological expertise in our operating areas. We believe our technical ability enables us to generate new drilling prospects from our large inventory of undeveloped acreage, to successfully convert these prospects into producing wells and to acquire additional assets that will provide future opportunities for us.

LARGE INVENTORY OF PROSPECTS AND SUCCESSFUL DRILLING PROGRAM

We maintain a high ratio of undeveloped acreage to production that enables us to add value through the drill bit. We have approximately 3.1 million net acres of undeveloped acreage, which provides us with a portfolio of low, medium and high risk drilling prospects that we believe will enable us to economically grow our production. Through our experience and technology, we have developed a strong track record of successfully developing new prospects. In 2002, we participated in the drilling of 90.2 net wells, resulting in 73.6 net natural gas wells,
6.1 net oil wells, 10.5 net dry holes and 0 service wells, for an overall success rate of approximately 88% (on a pro forma basis). For the six months ended June 30, 2003, we participated in the drilling of 79.6 net wells, resulting in 64.5 net natural gas wells, 9.2 net oil wells, 5.9 net dry holes and 0 service wells, for an overall success rate of approximately 93% (on a pro forma basis).

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SIGNIFICANT LONG-TERM GROWTH PROSPECTS

We have exposure to high impact exploration plays in the Colville Lake, Liard Basin and Cameron Hills areas in the Northwest Territories. Although only approximately 20% of our production as of September 30, 2003 comes from these areas, we believe these exploration prospects provide us with significant reserve potential. To manage our overall risk exposure, we currently allocate only 7 - 8% of our annual capital expenditure budget to these exploration plays and generally seek industry partners on these projects. We believe that success in our high impact exploration program could lead to significant growth in our reserves and production.

ABILITY TO ACQUIRE AND INTEGRATE STRATEGIC ASSETS

We have demonstrated an ability to make and integrate strategic corporate, land and facility acquisitions, including the acquisition of the Kaybob North sour gas plant in 2001, the acquisition of 209,654 acres of undeveloped acreage in the Northwest Territories in 2001 and the acquisition of Summit in July 2002. We have used our technical expertise and financial flexibility to take advantage of these acquisition opportunities.

LONG TRACK RECORD OF PERFORMANCE

We have a proven performance record through 25 years of commodity price cycles. During this time, we have adapted to numerous operating climates and have continued to grow.

CORE PROPERTIES

The following table summarizes the daily pro forma production from our core properties for the six months ended June 30, 2003:

                                                          NATURAL GAS   OIL AND LIQUIDS     TOTAL
---------------------------------------------------------------------------------------------------
                                                           (MMcf/d)        (bbls/d)       (MMcfe/d)
Kaybob..................................................      65.3           1,893           76.6
Mirage(1)...............................................       9.0           1,782           19.7
Northwest Alberta.......................................      19.6             150           20.5
Northeast British Columbia/Northwest Territories........      10.0               7           10.0
Southern Alberta........................................       7.9           2,267           21.5
Other...................................................       1.9              29            1.9
                                                             -----           -----          -----
  Total.................................................     113.7           6,128          150.1
                                                             =====           =====          =====

------------

(1) On October 1, 2003, we completed the disposition of the Sturgeon Lake properties in our Mirage core area, including the associated oil batteries and gas plant, for proceeds of $54.3 million. The proved reserves associated with the disposition were 17.3 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers, or approximately 6% of our proved reserves on such date. These reserves consisted of 2.2 MMbbls of oil and natural gas liquids and 4.1 Bcf of natural gas. The properties being sold averaged pro forma production of 1,074 bbls/d of oil and natural gas liquids and 1.7 MMcf/d of natural gas in 2002.

We are focused on five core operating areas, as described below. The reserve numbers provided below are as of December 31, 2002, after giving effect to the Trust Disposition and other property dispositions completed by us from January 1 to August 31, 2003, as evaluated by our independent petroleum engineers. All references to our production and drilling results for the six month period ended June 30, 2003 in this section are after giving effect to the Trust Disposition. All references to our production and drilling results for 2002 in this section are presented on the basis of combining our

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results and Summit's results for the period prior to our acquisition of Summit and removing the results associated with the properties that were part of the Trust Disposition.

KAYBOB

The major properties in our Kaybob core area, consisting of Kaybob North, Kaybob, Pine Creek, Fox Creek, Clover, Kaybob West and Kakwa, are located in Central Alberta and produce gas, oil and natural gas liquids. Production in this area comes from the Cretaceous Viking, Spirit River, Notikewin and Bluesky/Gething formation as well as the Triassic Montney formation and the Devonian Swan Hills formation.

Kaybob is our largest core area, accounting for approximately 51% of our production for the six month period ended June 30, 2003. Production in the area for that period averaged 76.6 MMcfe/d. Our Kaybob area contains 137.9 Bcfe of proved reserves that are approximately 81% natural gas weighted. Going forward, we plan to capitalize on our inventory of more than 100 low-risk down-space drilling opportunities in the area to achieve significant, low-risk production growth. Down-space drilling involves increasing the density of wells in a specific producing area to enhance production prospects.

Production in the Kaybob area averaged 78.2 MMcf/d of natural gas and 2,025 bbls/d of oil and natural gas liquids for 2002, and averaged 65.3 MMcf/d of natural gas and 1,893 bbls/d of oil and natural gas liquids for the six months ended June 30, 2003.

Drilling activity in 2002 included 42 (32.5 net) wells resulting in 27.4 net natural gas wells, 2.6 net oil wells and 2.5 net dry and abandoned wells. We drilled 22 (13.7 net) wells resulting in 8.8 net natural gas wells, 5.0 net oil wells and 0 dry and abandoned wells during the six months ended June 30, 2003.

We operate four gas plants in Kaybob that currently process approximately 59% of our production of operated natural gas and liquids from this area, equating to
38.9 MMcf/d of natural gas and 1,119 bbls/d of oil and liquids.

We have 281,920 gross (217,650 net) acres of undeveloped acreage in our Kaybob core area.

MIRAGE

The properties in our Mirage core area, consisting of Mirage, Sunset, Valhala and Saddle Hills, are located in west central Alberta and produce gas, oil and natural gas liquids. Production in this area comes from Devonian Leduc reefs at approximate depths of 9,500 feet, the Upper and Lower Halfway formation at depths of approximately 4,525 feet and Montney reservoirs from depths of about 1,720 feet.

Mirage accounted for approximately 13% of our production for the six month period ended June 30, 2003. Production in the area for that period averaged
19.7 MMcfe/d. Mirage has a balanced product mix with 31.4 Bcfe of proved reserves that were 39% natural gas weighted as of September 30, 2003. Mirage consists of properties we acquired in the Summit acquisition and properties acquired by us in a separate asset acquisition completed in 2002. We intend to pursue a variety of opportunities in this area in 2003, including
14 development gas wells at Mirage, four tight Monteny gas wells at Valhalla and two deep Devonian gas wells at Saddle Hills.

Production in the Mirage area averaged 8.6 MMcf/d of natural gas and 1,429 bbls/d of oil and natural gas liquids for 2002, and averaged 9.0 MMcf/d of natural gas and 1,782 bbls/d of oil and natural gas liquids during the six months ended June 30, 2003.

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We drilled 7.0 (5.7 net) wells and recompleted 5.0 (4.0 net) wells in 2002 in the shallow Dunvegan and deeper Montney and Gething zones. We drilled 12.0 (5.7 net) wells resulting in 5.2 net natural gas wells, 0.5 net oil wells and 0 dry and abandoned wells for the six months ended June 30, 2003.

We have 457,000 gross (345,643 net) acres of undeveloped acreage in this core area.

NORTHWEST ALBERTA

Our Northwest Alberta core area covers the extreme northwest corner of Alberta, extending into the Cameron Hills area of the Northwest Territories. The major properties within this core area are Cameron Hills, Bistcho Lake and Negus East. Targeted hydrocarbon bearing zones in the region start with Pleistocene-aged sands and gravels located at depths of 30 metres through Cretaceous-aged Bluesky/Gething sands and Mississippian carbonates, and end with Middle-Devonian carbonates at depths of 1,600 metres.

Northwest Alberta accounted for approximately 14% of our production for the six month period ended June 30, 2003. Production in the area for that period averaged 20.5 MMcfe/d. Our Northwest Alberta area contains 65.0 Bcfe of proved reserves that are approximately 89% natural gas weighted.

Production in the Northwest Alberta area averaged 24.3 MMcf/d of natural gas and
27.9 bbls/d of oil and natural gas liquids during 2002, and averaged
19.6 MMcf/d of natural gas and 149.8 bbls/d of oil and natural gas liquids during the six months ended June 30, 2003.

Drilling activity in 2002 included 40 (30.3 net) wells resulting in 22.7 net natural gas wells, 2.6 net oil wells and 5.0 net dry and abandoned wells. We drilled 22.0 (19.9 net) wells resulting in 18.9 net natural gas wells, 1.0 net oil well and 0 dry and abandoned wells during the six months ended
June 30, 2003.

We have four gas processing plants in this area at Bistcho Lake, Cameron Hills, Negus East and Assumption, which we believe will permit us to take advantage of opportunities as exploration occurs further into the Northwest Territories.

We have 745,776 gross (492,418 net) acres of undeveloped acreage in this core area.

NORTHEAST BRITISH COLUMBIA/NORTHWEST TERRITORIES

Our Northeast British Columbia/Northwest Territories core area is an active exploration and production area for us. The major properties in this area are Maxhamish/Liard, Tattoo, Clarke Lake and Liard Non-Operated.

This area accounted for approximately 7% of our production for the six month period ended June 30, 2003. Production in the area for that period averaged
10.0 MMcfe/d. Our Northeast British Columbia/ Northwest Territories area contains 18.7 Bcfe of proved reserves that are 100% natural gas weighted.

Production in the Northeast British Columbia/Northwest Territories area averaged
12.5 MMcf/d of natural gas and 12.0 bbls/d of oil and natural gas liquids in 2002, and averaged 10.0 MMcf/d of natural gas and 6.9 bbls/d of oil and natural gas liquids during the six months ended June 30, 2003.

In 2002, we drilled 5.0 (2.8 net) wells that resulted in 2.8 net natural gas wells. We drilled 10.0 (3.8 net) wells, resulting in 3.8 net natural gas wells, during the six months ended June 30, 2003.

We operate two gas processing plants in this area at Tattoo and Maxhamish, both of which are located in northeast British Columbia. These plants were processing approximately 4.1 MMcf/d of natural gas as of June 30, 2003.

We have 599,318 gross (291,759 net) acres of undeveloped acreage in this core area.

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SOUTHERN ALBERTA

Southern Alberta is a new core area for us. The properties in this area were acquired through the Summit acquisition. Geographically this area is extensive, with operations in Canada extending south from the city of Edmonton, Alberta to the southeast corner of Saskatchewan. In the United States, operations are located in north-central and northeastern Montana and in western North Dakota. This area has year-round access to all of its production operations.

This area accounted for approximately 14% of our production for the six month period ended June 30, 2003. Production in the area for that period averaged
21.5 MMcfe/d. Our Southern Alberta area contains 37.9 Bcfe of proved reserves that are approximately 31% natural gas weighted.

A process of consolidation is underway in this core area in connection with which we intend to sell our lower interest and non-operated/non-core properties in order to pursue the growth of fewer, higher interest core properties.

Production in the Southern Alberta area averaged 9.4 MMcf/d of natural gas and 2,711 bbls/d of oil and natural gas liquids in 2002, and averaged 7.9 MMcf/d of natural gas and 2,267 bbls/d of oil and natural gas liquids for the six months ended June 30, 2003.

Drilling activity in 2002 included 12.0 (2.9 net) wells resulting in 2.9 net natural gas wells. We have drilled 7.0 (4.0 net) wells resulting in 4.0 net oil wells and 0 dry and abandoned wells for the six months ended June 30, 2003.

We operate three gas plants that process 4.3 MMcf/d of natural gas and seven oil batteries that process 752 bbls/d of oil.

We have 429,326 gross (286,430 net) acres of undeveloped acreage in this core area.

OIL AND GAS RESERVES

Reserve calculations involve the estimate of future net recoverable reserves of oil, natural gas liquids and natural gas and the timing and amount of future net revenue to be received therefrom. Such estimates are not precise and are based on assumptions regarding a variety of factors, many of which are variable and uncertain. Refer to the section of this prospectus entitled "Risk factors--Risks related to our business--You should not unduly rely on reserve information because reserve information represents estimates and our actual reserves could be lower than the estimates".

The following table summarizes our natural gas and our oil and natural gas liquids proved reserves as of the date indicated and the present value attributable to the reserves as of that date, discounted at 10%. The reserve information is derived from the reserves reports prepared by our independent petroleum engineers, McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc., which evaluate our reserves as of December 31, 2002, after giving effect to the Trust Disposition and other property dispositions completed by us from January 1 to August 31, 2003. Please refer to the section of this prospectus entitled "Business--Our company".

In connection with our independent petroleum engineers' reserve evaluations, we provided them with land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. They also obtained other engineering, geological or economic data required by them from public records, other operators and their non-confidential files.

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They did not independently verify the factual information that we provided to them or that they obtained from other sources and did not conduct a field inspection.

PROVED RESERVES                                               DECEMBER 31, 2002(1)
-----------------------------------------------------------------------------------
Natural gas (Bcf)...........................................            217.7
Oil & natural gas liquids (Mbbls)...........................           13,205
Natural gas equivalent (Bcfe)...............................            296.9
  % natural gas.............................................             73.3
  % proved developed........................................             91.1
Pro forma estimated reserve life (in years)(2)..............              5.6
Pro forma annual reserve replacement (%)(3).................              199
Pro forma recycle ratio(4)..................................              1.1
PV-10 (thousands of dollars)(5).............................         $806,327

------------

(1) The reserve numbers and other data shown do not give effect to our disposition of the Sturgeon Lake properties in our Mirage core area, which was completed on October 1, 2003. The proved reserves associated with the properties sold were 17.3 Bcfe as of December 31, 2002, as evaluated by our independent petroleum engineers, or approximately 6% of our proved reserves on that date, and consisted of 2.2 MMbbls of oil and natural gas liquids and
    4.1 Bcf of natural gas.

(2) Pro forma reserve life is calculated by dividing our proved reserves at year end (296.9 Bcfe) by our annualized production for the six months ended
    June 30, 2003 (144.6 MMcfe/d) (after giving effect to the Summit acquisition, the Trust Disposition and other property dispositions completed by us from January 1 to August 31, 2003).

(3) Pro forma annual reserve replacement is determined by dividing our estimated proved reserves added during the year from exploitation, development and exploration activities, acquisition of proved reserves and revisions of previous estimates, excluding property sales, by our annual production in that year, all on a pro forma basis, and expressing the quotient on a percentage basis.

(4) The pro forma recycle ratio is determined by dividing our pro forma netback per Mcfe by our pro forma finding and development costs per Mcfe in that year. Pro forma netback per Mcfe is calculated by dividing our annual pro forma net revenues generated from producing oil and natural gas volumes, net of pro forma operating costs and administrative expenses, by our annual pro forma production in that year. Pro forma finding and development costs per Mcfe is calculated by dividing our estimated finding and development costs associated with our estimated proved reserves added during the year by our estimated proved reserves added in that year from exploitation, development and exploration activities, acquisition of proved reserves and revisions of previous estimates, excluding property sales, all on a pro forma basis.

(5) PV-10 is the present value of our estimated future net cash flows before income taxes, discounted at 10% per year, calculated using constant pricing. The prices used for December 31, 2002 were $5.43 per Mcf of natural gas, $45.67 per barrel of oil and $38.85 per barrel of natural gas liquids. PV-10 is not necessarily indicative of actual future cash flows.

PRODUCTION COSTS

The following table shows our pro forma production costs for the periods indicated.

                                                                                  SIX MONTHS
                                                               YEAR ENDED       ENDED JUNE 30,
                                                              DECEMBER 31,    -------------------
                                                                  2002          2002       2003
-------------------------------------------------------------------------------------------------
Oil and natural gas liquids ($/bbl).........................       8.94         8.89       7.31
Natural gas ($/Mcf).........................................       0.93         1.02       1.17
  Total ($/Mcfe)............................................       1.05         1.12       1.18

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DRILLING ACTIVITY

The pro forma number of gross and net exploratory and development wells we drilled during the indicated periods is shown below.

EXPLORATORY WELLS

                                                       GROSS                               NET
                                          --------------------------------   --------------------------------
                                                        NON-                               NON-
                                          PRODUCING   PRODUCING    TOTAL     PRODUCING   PRODUCING    TOTAL
-------------------------------------------------------------------------------------------------------------
Six months ended June 30, 2003..........     12          42          54         9.0        32.4        41.4
Year ended December 31, 2002............     11          38          49         9.1        27.7        36.8

DEVELOPMENT WELLS

                                                       GROSS                               NET
                                          --------------------------------   --------------------------------
                                                        NON-                               NON-
                                          PRODUCING   PRODUCING    TOTAL     PRODUCING   PRODUCING    TOTAL
-------------------------------------------------------------------------------------------------------------
Six months ended June 30, 2003..........      8          41          49         6.2        32.0        38.2
Year ended December 31, 2002............     34          48          82        20.9        32.5        53.4

PRODUCTIVE WELLS

The following table provides our gross and net interests in productive natural gas, oil and service wells as of June 30, 2003.

                                                               GROSS       NET
---------------------------------------------------------------------------------
Natural Gas Wells...........................................   1,346       829.0
Oil Wells...................................................     397       262.9
Service Wells...............................................      52        26.6
                                                               -----     -------
  Total.....................................................   1,795     1,118.5
                                                               =====     =======

ACREAGE

The following table provides the developed and undeveloped acreage we owned as of June 30, 2003.

                                                                GROSS        NET
-----------------------------------------------------------------------------------
Developed acreage (acres)...................................  1,020,240     596,719
Undeveloped acreage (acres).................................  4,906,270   3,078,819
                                                              ---------   ---------
  Total.....................................................  5,926,510   3,675,538
                                                              =========   =========

SEASONALITY OF THE OIL AND GAS INDUSTRY

The exploration for and development of oil and natural gas reserves depends upon access to areas where operations are to be conducted. Oil and gas industry operations are affected by road bans imposed from time to time during the break-up and thaw period in the spring. Road bans are also imposed due to snow, mud and rock slides and periods of high water which can restrict access to our well sites and production facility sites.

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Additionally, demand for oil and natural gas varies seasonally. Demand for natural gas is greatest in the winter months to meet peak heating demand, while demand for gasoline and the types of oil most used to produce it is highest in summer months.

We conduct a portion of our operations in the Northwest Territories of Canada, which we are able to do only on a seasonal basis. Unless the surface is sufficiently frozen, we are unable to access our properties, drill or otherwise conduct our operations as planned. In addition, if the surface thaws earlier than expected, we must cease our operations for the season earlier than planned. In recent years, winters in our Northwest Territories operating area have been warmer than we have normally experienced, so our operating seasons have been shorter than in the past.

MARKETING

Our natural gas sales portfolio is a diversified mix of markets, terms and pricing exposures. Through our transportation commitments and aggregator contracts, we have exposure to most North American natural gas markets. We have a mix of long term and short term contracts to a customer base that includes local distribution companies, power generators, other end-users, marketers and aggregators. The majority of our natural gas is sold at floating prices tied to various market indices, leaving us well positioned to take advantage of strong natural gas prices.

Our oil and natural gas liquids are typically sold under short-term contracts and priced off the appropriate WTI or Edmonton reference price. The majority of our liquids production is high quality, light sweet oil, which generates strong netbacks. At regular intervals we review our sales arrangements, ensuring the netbacks we receive are competitive with current market conditions. Our counterparties are primarily refiners and marketers of oil and natural gas liquids. We deal only with counterparties we deem to be credit-worthy.

We actively monitor market trends and forward prices, and, when conditions warrant, enter into hedging arrangements to maximize netbacks, reduce risk and meet budget objectives.

COMPETITION

The oil and natural gas industry is very competitive. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and oil and natural gas reserves. Our competitive position depends upon our geological, geophysical and engineering expertise, our financial resources, our ability to develop our properties and our ability to select, acquire and develop proved reserves. We compete with a substantial number of other companies and entities, such as royalty trusts, which have larger technical staffs, greater financial and operational resources and/or greater access to capital markets. Many of those companies not only engage in the acquisition, exploration, development and production of oil and natural gas reserves, but also conduct refining operations and market refined products.

We also compete with other oil and natural gas companies and other industries supplying energy and fuel in the marketing and sale of oil and natural gas to transporters, distributors and end users, including industrial, commercial and individual consumers. Furthermore, we compete with other oil and natural gas companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells, which may be in short supply from time to time. Finally, companies not previously investing in oil and natural gas may choose to acquire reserves to establish a firm supply or simply as an investment. These companies will also provide competition for us.

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REGULATION

The oil and natural gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. We do not expect that any of these controls or regulations will affect our operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted.

Oil and natural gas reserves located in Alberta, Saskatchewan and British Columbia are owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas under leases, licenses and permits with terms generally varying from two years to five years and on conditions contained in provincial legislation. Leases, licenses and permits may be continued indefinitely by producing under the lease, license or permit. Some of the oil and natural gas located in these provinces is privately owned and rights to explore for and produce oil and natural gas are granted by the mineral owners on negotiated terms and conditions.

In Canada, producers or sellers of oil negotiate sales contracts directly with oil buyers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market and the value of refined products. Oil exports may be made under export contracts having terms not exceeding one year in the case of oil other than heavy oil, and not exceeding two years in the case of heavy oil, so long as an order approving any such export has been obtained from the National Energy Board. Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the National Energy Board and the issue of a license requires the approval of the Governor in Council. The term of the license may not exceed 25 years.

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers, and depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the supply/demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the government of Canada through the National Energy Board. Producers and exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet criteria prescribed by the National Energy Board and the government of Canada. Natural gas exports for a term of two years or less, or for two to 20 years in quantities not more than 30,000 cubic metres per day, may be made under a National Energy Board order, or, in the case of exports for a longer duration or larger volumes, under a National Energy Board license and approval of the Governor in Council.

The provincial governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere. They do so based on such factors as reserve availability, transportation arrangements and market considerations.

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than government lands are determined by negotiations between the freehold mineral owner and the lessee. Royalties on government land are determined by government regulation and are generally calculated as a percentage of the value of gross production, and the rate of royalties payable generally depends upon prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time, the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate deductions, royalty holidays and tax

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credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects, although the trend is toward eliminating these types of programs in favor of long term programs that enhance predictability for producers.

The government of Alberta has the following incentives for exploring and developing oil and natural gas reserves:

- a one year royalty holiday on new oil discovered on or after October 1, 1992;

- royalty holidays and reduced royalties on reactivated, low productivity, vertical re-entry and horizontal wells;

-  separate par pricing for light/medium and heavy oil; and

-  third tier royalty for oil pools discovered after September 30, 1992.

The oil royalties reserved to the Alberta government are calculated in accordance with a formula that depends upon the amount of a producer's monthly production.

In Alberta, the royalty reserved to the Alberta government in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the wells.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Alberta government by virtue of the Alberta royalty tax credit program. The Alberta royalty tax credit program is based on a price sensitive formula and ranges between 75%, for prices for oil at or below $100 per cubic metre ($15.90 per barrel), to 25%, for prices above $210 per cubic metre ($33.39 per barrel). In general, the Alberta royalty tax credit rate is applied to a maximum of $2.0 million of Alberta government royalties payable for each producer or associated group of producers. Alberta government royalties on production from producing properties acquired from corporations claiming maximum entitlement to Alberta royalty tax credit will generally not be eligible for Alberta royalty tax credit. The rate is established quarterly based on the royalty tax credit reference price prescribed by the Minister of Energy for each quarter.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of royalties paid to the government.

The North American Free Trade Agreement among the governments of Canada, the United States and Mexico became effective on January 1, 1994. Subject to the General Agreement on Tariffs and Trade, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, so long as any export restrictions do not:

- reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period or another representative period agreed upon by the parties);

- impose an export price higher than the domestic price (subject to an exception that applies to some measures that only restrict the value of exports); or

-  disrupt normal channels of supply.

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All three countries are prohibited from imposing minimum export or import price requirements, and, except as permitted in enforcement of countervailing and antidumping orders and undertakings, minimum or maximum import price requirements.

ENVIRONMENTAL

The oil and natural gas industry is governed by environmental requirements under both Canadian and United States federal, provincial, state and municipal laws, regulations and guidelines, which restrict and/or prohibit the release or emission of pollutants and regulate the storage, handling, transportation and disposal of various substances produced or utilized in association with oil and gas industry operations. In addition, well and facility sites must be decommissioned, abandoned and reclaimed, to the satisfaction of regulatory authorities. Also, environmental laws, regulations or guidelines may impose upon "responsible persons" remediation obligations for property designated as a contaminated site and liability for damage to natural resources and property. Responsible persons may include persons responsible for the substance causing the contamination, persons who caused the release of the substance and present or past owners, tenants or other persons in possession of the site. A violation of environmental laws, regulations or guidelines may result in the imposition of fines, penalties and imprisonment in addition to the costs of abandonment and reclamation.

We are presently conducting soil and, in certain cases, groundwater remediation projects at a number of our facilities, including our gas plants at Bistcho Lake, Clover, Kaybob and at various other properties. We expect to spend approximately $2.0 million on these and other types of remediation and reclamation projects in 2003, and do not expect this amount to be materially larger in 2004.

The ratification of the Kyoto Protocol by the Canadian federal government in December 2002 will result in increased capital expenditures and operating costs. Moreover, we cannot assure you that discovery of currently unknown conditions or changes in applicable requirements or enforcement policies will not result in material costs or liabilities. You should refer to the section of this prospectus entitled "Risk factors--Changes in environmental requirements or newly discovered conditions could negatively affect our results of operations".

We have established guidelines and management systems to facilitate compliance with environmental laws, regulations, and guidelines. We have designated a corporate compliance manager whose responsibilities are to monitor regulatory requirements and their impact on us and to implement appropriate compliance procedures. In addition, the corporate compliance manager's responsibilities include causing our operations to be carried out in accordance with applicable environmental laws, regulations and guidelines and implementing an adequate safety program. The existence of this position alone cannot, however, guarantee total compliance with environmental laws, regulations and guidelines.

EMPLOYEES

As of June 30, 2003, we had 128 employees in our Calgary office and 72 employees at field locations. In addition, as of June 30, 2003, we employed 107 individuals on a full-time contract basis. None of our employees are represented by a union and we consider our relations with our employees to be very good.

LEGAL PROCEEDINGS

We are a party to various legal actions in the ordinary course of business. In our opinion, none of these actions, or any actions that have been threatened against us of which we are aware, either individually or in the aggregate, would, if determined against us, have a material adverse effect on our financial condition or operating results.

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Management

The following table provides the name and position held of each of our directors and executive officers:

NAME                              AGE                            POSITIONS HELD
------------------------------------------------------------------------------------------------------
C.H. Riddell..................     66      Chief Executive Officer, Chairman of the Board and Director

J.H.T. Riddell................     37      President, Chief Operating Officer and Director

J.C. Gorman...................     57      Director

D. Junge......................     54      Director

D.M. Knott....................     59      Director

W.B. MacInnes.................     76      Director

V.S.A. Riddell................     64      Director

S.L. Riddell Rose.............     38      Director

J.B. Roy......................     62      Director

A.S. Thomson..................     63      Director

B.M. Wylie....................     72      Director

B.K. Lee......................     52      Chief Financial Officer

C.E. Morin....................     52      Corporate Secretary

C. H. RIDDELL. Mr. Riddell has been our Chairman of the Board and Chief Executive Officer since 1978. Until June 2002, he was also our President.
Mr. Riddell is also the Chairman of the Board of Newalta Corporation. He graduated from the University of Manitoba with a Bachelor of Science, Honours Degree in Geology and is currently a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists and the American Association of Petroleum Geologists. We have key man insurance of approximately $5.4 million on Mr. Riddell.

J.H.T. RIDDELL. Mr. Riddell has been our President and Chief Operating Officer since June 2002 and a director of our company since 2000. From May 1991 until June 2002, he held various positions with our company. He graduated from Arizona State University with a Bachelor of Science degree in Geology and from the University of Alberta with a Master of Science degree in Geology.

J. C. GORMAN. Mr. Gorman has been a director of our company since 2002. He is currently a business consultant, prior to which he was the Chairman of the Board of ECT Canada from 1996 to 2000 and a corporate banker with Bank of Montreal from 1972 to 1996. Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Masters of Business Administration degree from the University of Western Ontario.

D. JUNGE. Mr. Junge has been a director of our company since 2000. He is the Chairman of the Board of the Pitcairn Trust Company and Pitcairn Company's Chairman of the Board and Chief Executive Officer. Mr. Junge also holds a number of director and trustee positions with philanthropic organizations. Mr. Junge obtained a Bachelor of Science degree in Economics and Finance from Lehigh University, was designated a Chartered Financial Analyst by the Institute of Chartered Financial Analysts in 1978, holds NASD Series 52, 53 and 63 securities licenses, and is a member of the Financial Planning Association and the Association for Investment Management and Research.

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D. M. KNOTT.  Mr. Knott has been a director of our company since 1998. He is the
Managing General Partner of Knott Partners, LP and the Chief Executive Officer of Dorset Management Corp. Mr. Knott is also a trustee of several philanthropic organizations. Mr. Knott graduated from the University of Pennsylvania with a Bachelor of Arts degree in Political Science and a Master of Business Administration degree in finance from the University of Pennsylvania's
Wharton School.

B.K. LEE. Mr. Lee has been our Chief Financial Officer since May 2003, prior to which he was employed by Alberta Energy Company Ltd. and its successor EnCana Corporation in a variety of senior positions, most recently as Vice-President & Corporate Advisor, Business Ventures, Corporate Development. Mr. Lee graduated from the University of Alberta with a Bachelor of Commerce degree (with distinction) and a Master of Business Administration degree. He has also successfully completed the Executive Program offered by the University of Western Ontario. Mr. Lee was granted the designation of Certified Management Accountant in 1979 by the Society of Certified Management Accountants of Canada.

W.B. MACINNES. Mr. MacInnes has been a director of our company since 1978. Since 2001 he has been counsel to Gowling Lafleur Henderson LLP, prior to which he was a partner with, and counsel to, Ballem MacInnes LLP. Mr. MacInnes graduated from the University of Manitoba with an honours Bachelor of Laws degree and is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association.

C.E. MORIN. Mr. Morin has been our General Counsel, Corporate Secretary and Land Manager since 1993. He is also a director of Pan Alberta Gas. Mr. Morin graduated from the University of Manitoba with an honours Bachelor of Arts degree and a Bachelor of Laws degree. He is a member of the Law Society of Alberta, the Canadian Bar Association and the Canadian Association of Petroleum Landmen.

V.S.A. RIDDELL.  Ms. Riddell has been a director of our company since 1978.

S.L. RIDDELL ROSE. Ms. Riddell Rose has been a director of our company since 2000. She is the President and Chief Operating Officer of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust, and was employed by us from 1990 until June 2002 in a variety of positions culminating in the position of Corporate Operating Officer. Prior to joining our company, she was a geological engineer with Shell Canada Limited. Ms. Riddell Rose graduated from Queen's University with a Bachelor of Science degree in Geological Engineering and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the American Association of Petroleum Geologists.

J.B. ROY. Mr. Roy has been a director of our company since 1981. He is the Vice-President and Director, Investment Banking of Jennings Capital Inc., prior to which he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields. He is also a director of New Earth Exploration Ltd. Mr. Roy graduated from Queen's University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

A.S. THOMSON. Mr. Thomson has been a director of our company since 1992. He is the President of Touche Thomson & Yeoman Investment Consultants Ltd.
Mr. Thomson graduated from the University of St. Andrews with a Master of Arts (Honours) degree in Political Economy and Geography. He is a member and former President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.

B.M. WYLIE. Mr. Wylie has been a director of our company since 1978 and was our Executive Vice-President and Vice-President Land. He graduated from the University of California, Berkeley, with

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                                                                              53

MANAGEMENT
--------------------------------------------------------------------------------

a Bachelor of Arts degree. Mr. Wylie is a member of the American Association of Professional Landmen and the Canadian Association of Professional Landmen, and is on the Canadian Association of Petroleum Producers Committee.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the fiscal years ended December 31, 2002, 2001 and 2000 by our Chief Executive Officer, our President and Chief Operating Officer, our former Chief Financial Officer and our Corporate Secretary.

                                           ANNUAL COMPENSATION             LONG TERM COMPENSATION
                                         -----------------------   ---------------------------------------
                               FISCAL               OTHER ANNUAL                SHARE         ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR      SALARY    COMPENSATION   SARS(1)    OPTIONS(4)   COMPENSATION(5)
----------------------------------------------------------------------------------------------------------
                                           ($)          ($)          (#)         (#)             ($)
Clayton H. Riddell..........    2002     329,200       4,581            --      456,000             --
Chief Executive Officer         2001     329,200       7,313            --      456,000             --
                                2000     329,200       4,635            --      396,000             --

James H. T. Riddell.........    2002     206,750       5,232            --      140,000             --
President and                   2001     206,847       3,909            --      140,000        250,182
Chief Operating Officer         2000     173,732       3,883       101,000(2)   100,000             --

David J. Broshko(3).........    2002     149,150       2,425        22,000(2)    46,000         45,000
Chief Financial Officer         2001     144,450       2,545        40,000(2)    52,000         42,810
                                2000     125,532       2,176        50,000(2)    57,000         14,082

Charles E. Morin............    2002     172,883         708            --       60,000             --
Corporate Secretary             2001     168,147         707            --       60,000        260,532
                                2000     148,532         583        36,000(2)    48,000             --

------------

(1) Share appreciation rights. On February 3, 2003, all of our outstanding SARs were cancelled. See note 7(c) to our restated consolidated interim financial statements included elsewhere in this prospectus.

(2) These SARs have been cancelled.

(3) Mr. Broshko ceased to be our Chief Financial Officer on April 30, 2003.

(4) Aggregate stock options held at the applicable time.

(5) Other compensation includes payments for SARs, club fees, and auto and life insurance.

OPTIONS GRANTED IN LAST FISCAL YEAR

No stock option grants were made to the executive officers listed in the table above during the year ended December 31, 2002.

STOCK OPTION PLAN

We have a stock option plan that was approved by a resolution of our board of directors on November 30, 2000 and approved by the shareholders at our Annual and Special Meeting held on June 14, 2001. The plan enables our board of directors or the compensation committee of our board of directors to grant our key employees, consultants and directors options to acquire our common shares. As options are issued, their exercise prices will be no lower than the closing market prices of

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54

MANAGEMENT
--------------------------------------------------------------------------------

our common shares at that time. Optionees exercising options are entitled to receive our common shares. Alternatively, such employees may request to receive cash from our company for the positive difference between the exercise price and market price of our common shares. We are permitted, but not obligated, to comply with such a request. The resolution of our board of directors approving the option plan authorized the initial reservation of 5,900,000 of our authorized but unissued common shares. Options granted under the plan vest over four years and have a four and one-half year contractual life. As of June 30, 2003, options to acquire a total of 2,977,000 common shares were outstanding at exercise prices between $9.00 and $12.02.

STOCK OPTIONS HELD BY DIRECTORS

The following table provides information relating to stock options held by our directors as of June 30, 2003.

                                    NUMBER OF
                                  COMMON SHARES                     EXERCISE
                                   UNDERLYING                         PRICE
NAME                             OPTIONS GRANTED   DATE OF GRANT       ($)         EXPIRY DATE
-------------------------------------------------------------------------------------------------
C.H. Riddell...................       100,000      Dec. 22, 2000      10.22        April 30, 2005
                                      296,000      Feb. 11, 2003      12.02        April 30, 2005
                                       60,000      Dec. 18, 2001       9.07        April 30, 2006
                                       90,000      May 15, 2003        9.00        April 30, 2007
                                    ---------
                                      546,000
                                    ---------
J.H.T. Riddell.................        50,000      Dec. 22, 2000      10.22        April 30, 2005
                                       50,000      Feb. 11, 2003      12.02        April 30, 2005
                                       40,000      Dec. 18, 2001       9.07        April 30, 2006
                                      160,000      May 15, 2003        9.00        April 30, 2007
                                    ---------
                                      300,000
                                    ---------
J. C. Gorman...................        25,000      May 15, 2003        9.00      October 19, 2007
D. Junge.......................        25,000      May 15, 2003        9.00      October 19, 2007
D. M. Knott....................        25,000      May 15, 2003        9.00      October 19, 2007
W.B. MacInnes..................        25,000      May 15, 2003        9.00      October 19, 2007
V.S.A. Riddell.................        25,000      May 15, 2003        9.00      October 19, 2007
S.L. Riddell Rose..............        25,000      May 15, 2003        9.00      October 19, 2007
J.B. Roy.......................        25,000      May 15, 2003        9.00      October 19, 2007
A.S. Thomson...................        25,000      May 15, 2003        9.00      October 19, 2007
B.M. Wylie.....................        25,000      May 15, 2003        9.00      October 19, 2007
                                    ---------
Total Directors................     1,071,000
                                    =========

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                                                                              55

--------------------------------------------------------------------------------

Certain relationships and related transactions

C.H. Riddell, the Chairman of the Board, Chief Executive Officer and a director of our company, is also the Chairman of the Board, Chief Executive Officer and a director of Paramount Energy Operating Corp., a wholly-owned subsidiary of the Trust that provides administrative services to the Trust. S.L. Riddell Rose, a director of our company, is the President and a director of Paramount Energy Operating Corp. C.H. Riddell is the controlling shareholder of Paramount Oil & Gas Ltd., which is a holding company wholly-owned by the Riddell family. J.H.T. Riddell, S.L. Riddell Rose and V.S.A. Riddell are also shareholders of Paramount Oil & Gas Ltd. The Riddell family beneficially owns or exercises control or direction over, directly or indirectly, including through Paramount Oil &
Gas Ltd., approximately 49% of our company and approximately 45% of the Trust.

Our management owns oil and natural gas properties that do not form part of our properties. Members of our management may also acquire interests in energy-related businesses for their own accounts and on behalf of persons other than our shareholders.

We have executed indemnity agreements with, and have directors' and officers' liability insurance for the benefit of each of our directors and officers. We believe the terms and conditions of these agreements and insurance are standard for our industry.

We had an unsecured note payable in the amount of $33 million to Paramount
Oil & Gas Ltd. during a part of 2002. The note bore interest at the bank prime rate plus 1%, and was repaid in the first quarter of 2003. The effective interest rate on the note during 2002 was 5.5%.

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56

--------------------------------------------------------------------------------

Security ownership of principal shareholders and management

The following table contains information provided to us by our shareholders, or contained in our share ownership records, with respect to beneficial ownership of our common shares as of September 15, 2003 by:

- each person known by us to be the beneficial owner of more than 10% of our outstanding common shares;

-  each named executive officer;

-  each director; and

-  all directors and executive officers as a group.

Each person has sole voting and investment power with respect to the shares listed.

                                                                       SHARES
                                                                 BENEFICIALLY OWNED
                                                              -------------------------
NAME                                                            NUMBER            %
---------------------------------------------------------------------------------------
C.H. Riddell................................................  28,873,070(1)     48.00
J.H.T. Riddell..............................................     114,225(2)         *
J.C. Gorman.................................................       2,000            *
D. Junge....................................................     339,506(3)         *
D.M. Knott..................................................   2,155,600         3.58
W.B. MacInnes...............................................       3,000            *
V.S.A. Riddell..............................................     473,400(2)         *
S.L. Riddell Rose...........................................     160,311(2)         *
J.B. Roy....................................................       6,500            *
A.S. Thomson................................................       8,000            *
B.M. Wylie..................................................      12,208            *
B.K. Lee....................................................          --           --
C.E. Morin..................................................      60,000            *
All directors and executive officers as a group (13
  persons)..................................................  32,207,820        53.53

------------

*  Less than 1%

(1) 25,303,170 of these shares are beneficially held by Paramount Oil &
    Gas Ltd. C.H. Riddell is the controlling shareholder of Paramount Oil & Gas Ltd. 2,716,200 of these shares are beneficially held by 409790
    Alberta Ltd. and 767,400 of these shares are beneficially held by Treherne Resources Ltd., each of which is controlled by C. H. Riddell.

(2) J.H.T. Riddell, V.S.A. Riddell and S.L. Riddell Rose are also shareholders of Paramount Oil & Gas Ltd.

(3) Mr. Junge is Chairman of Pitcairn Trust Company. Pitcairn owns, in a fiduciary capacity as trustee or investment advisor for clients, 1,517,653 of our common shares. Of these shares, 116,664 are owned by trusts for which Mr. Junge serves as a co-trustee, and 339,506 are beneficially owned, directly or indirectly, by Mr. Junge.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Description of share capital

As of August 31, 2003, our authorized share capital was an unlimited number of common shares, of which 60,168,600 were outstanding and an unlimited number of non-voting preferred shares, issuable in series, of which none were outstanding.

We have filed a notice with the Toronto Stock Exchange which enables us to repurchase, pursuant to a normal course issuer bid, up to 3,008,430 of our outstanding common shares during the period from May 15, 2003 to May 14, 2004. Thus far no common shares have been re-purchased by us pursuant to our normal course issuer bid.

LISTING. Our outstanding common shares are listed on the Toronto Stock Exchange under the symbol "POU". Any additional common shares we issue will also be listed on the Toronto Stock Exchange.

DIVIDENDS. Other than in connection with the Trust Disposition, we have not declared or paid dividends on our common shares in the three years ended December 31, 2002. Common shareholders may receive dividends when declared by our board of directors. Dividends may be paid in cash, stock or another form.

FULLY PAID. All of our outstanding common shares are fully paid and non-assessable. Any additional common shares we issue will also be fully paid and non-assessable.

VOTING RIGHTS. Each common share is entitled to one vote at any meeting of our shareholders.

OTHER RIGHTS. We will notify common shareholders of any shareholders' meetings according to applicable laws. If we liquidate, dissolve or wind-up our business, whether voluntarily or involuntarily, common shareholders will share equally in the assets remaining after we pay our creditors.

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58

--------------------------------------------------------------------------------

Description of other indebtedness

SENIOR CREDIT FACILITY
PROPOSED SENIOR CREDIT FACILITY

We have a commitment letter from the lenders under our existing senior credit facility to provide us with a new senior credit facility to replace our existing facility. Although we expect the new facility to be implemented prior to the closing of this offering, the implementation of the new facility is not a condition to the closing of this offering.

Under the commitment letter, we have a commitment to provide us with a $277.2 million senior credit facility. The amount of the facility is required to be reduced to approximately $203 million upon the closing of this offering. The lenders' commitments are subject to customary conditions, including the absence of any material adverse change, the completion of satisfactory documentation and the recording of security interests. The facility will be secured by a first floating charge over all of our and our material subsidiaries' present and future property, a fixed charge on some of our and our material subsidiaries' oil and gas properties and a security interest in all of our and our material subsidiaries' personal property, other than the mirror notes. Our obligations will also be guaranteed by each of our material subsidiaries.

We expect the terms of the new senior credit facility to be substantially the same as the terms of our existing senior credit facility described below, subject to amendments and adjustments made to reflect this offering, extension and term-out provisions and amended pricing.

EXISTING SENIOR CREDIT FACILITY

In 2002, we negotiated a $600 million senior credit facility with a syndicate of Canadian chartered banks for general corporate use and to initially fund our acquisition of Summit. Available borrowings under the facility were reduced to $304.2 million as of July 31, 2003 as a result of the Trust Disposition and the property sales completed by us as part of our property rationalization program in 2003, and were reduced to $277.2 million as of October 1, 2003 as a result of the Sturgeon Lake divestiture. The facility matures on October 31, 2003. The facility is secured by a first floating charge over all of our and our material subsidiaries' present and future property, a fixed charge on some of our and our material subsidiaries' oil and gas properties, and a security interest in all of our and our material subsidiaries' personal property. Our obligations are also guaranteed by each of our material subsidiaries.

We pay interest under the facility at prime rates, banker's acceptance rates and libor rates plus the applicable margin on any amount outstanding, depending upon the amount of borrowings available under the facility and in what form money is borrowed under the facility. We are required to pay fees under the facility, including fees related to the unused portion of the facility and fees to the agent for, and members of, the banking syndicate.

The facility contains a number of covenants that restrict our ability and the ability of our material subsidiaries to:

-  sell, lease or otherwise dispose of assets;

-  incur additional debt;

-  guarantee obligations of others;

-  prepay or change the terms of other debt;

--------------------------------------------------------------------------------

DESCRIPTION OF OTHER INDEBTEDNESS
--------------------------------------------------------------------------------

-  pay dividends or make other distributions;

-  redeem or repurchase capital stock;

-  create liens on assets;

-  make investments, loans or advances;

-  engage in mergers or consolidations;

-  change our business;

-  enter into sale-leaseback transactions;

-  enter into certain commodity or interest rate swap arrangements;

-  make capital expenditures;

-  create material subsidiaries; and

-  engage in certain transactions with affiliates.

The facility includes the following events of default:

-  non-payment of principal, interest or fees;

-  violation of covenants;

-  material inaccuracies of representations and warranties;

-  bankruptcy or insolvency;

-  cross default;

-  ceasing to carry on business;

-  material judgments against us or our material subsidiaries;

-  invalidity of any guarantee, security interest or other loan document;

- events or conditions which could reasonably be expected to have a material adverse effect on us; and

-  a change of control.

MORTGAGE

Our wholly-owned subsidiary, 910083 Alberta Ltd., has a mortgage in the principal amount of approximately $6.6 million on a building owned by it. We are currently seeking buyers for this building and will use the proceeds from the sale of the building to repay the amount outstanding under the mortgage in its entirety.

DRILLING RIG DEBT

As of June 30, 2003, we had debt for drilling rigs of approximately
$1.3 million. This indebtedness is secured by the drilling rigs to which this indebtedness relates.

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60

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Description of the notes

You can find the definitions of certain terms used in this description under the subheading "--Certain definitions". In this section, the word "Paramount" refers only to Paramount Resources Ltd. and not to any of its subsidiaries.

Paramount will issue the notes under an indenture between itself and Bank of Nova Scotia Trust Company of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under "--Additional information". Certain defined terms used in this description but not defined below under "--Certain definitions" have the meanings assigned to them in the indenture. References to "U.S.$" are to United States dollars and to "Cdn.$" are to Canadian dollars.

The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

BRIEF DESCRIPTION OF THE NOTES

The notes:

-  are general obligations of Paramount;

- are equal in right of payment to all existing and future senior Indebtedness of Paramount;

- are senior in right of payment to any permitted future subordinated Indebtedness of Paramount;

-  are unsecured except for a pledge of the Mirror Notes; and

- are effectively subordinated to all secured Indebtedness of Paramount, the Mirror Note Issuers and the Guarantors, including the Credit Agreement, to the extent of the value of the assets securing such secured Indebtedness.

PRINCIPAL, MATURITY AND INTEREST

Paramount may issue an unlimited principal amount of notes under the indenture and U.S.$175.0 million will be issued in this offering. Paramount may issue additional notes under the indenture from time to time after this offering. Any offering of additional notes is subject to the covenant described below under the caption "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock". The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. For purposes of this section, except for the covenant described under "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock," references to the notes include such additional notes, if any. Paramount will issue notes in denominations of U.S.$1,000 and integral multiples of U.S.$1,000. The notes will mature on November 1, 2010.

Interest on the notes will accrue at the rate of 7 7/8% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2004. Paramount will make each interest payment to the Holders of record on the immediately preceding April 15 and October 15. For purposes of disclosure under the INTEREST ACT (Canada), the yearly rate of interest to which interest is calculated under a note for any period in any calendar year (the "Calculation Period") is equivalent to

--------------------------------------------------------------------------------

DESCRIPTION OF THE NOTES
--------------------------------------------------------------------------------

the rate payable under a note in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

If a Holder has given wire transfer instructions to Paramount in writing at least 10 calendar days prior to the applicable payment date, Paramount will pay all principal, interest and premium, if any, on that Holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Paramount elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES

The trustee will initially act as paying agent and registrar. Paramount may change the paying agent or registrar without prior notice to the Holders of the notes, and Paramount or any of its Subsidiaries may act as paying agent or registrar.

TRANSFER AND EXCHANGE

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Paramount is not required to transfer or exchange any note selected for redemption. Also, Paramount is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

MIRROR NOTES

Upon closing of the offering of the notes, we will advance U.S.$175.0 million to Paramount Finance Ltd., our wholly-owned subsidiary, which is a single purpose company incorporated to participate in this transaction. Paramount Finance Ltd. will issue to us a Mirror Note in the principal amount of U.S.$175.0 million.

Paramount Finance Ltd. will lend the U.S.$175.0 million received from us to Paramount Resources, which will issue to Paramount Finance Ltd. a Mirror Note in the principal amount of U.S.$175.0 million. The Paramount Resources Mirror Note and the related Mirror Note Guarantees will be pledged to Paramount by Paramount Finance Ltd. to secure Paramount Finance Ltd.'s obligations under its Mirror Note. In turn, Paramount will pledge the Paramount Finance Ltd. Mirror Note, its interest in the Paramount Resources Mirror Note and the related Mirror Note Guarantees to secure performance of Paramount's obligations under the notes.

The obligations of Paramount Finance Ltd. to Paramount under its Mirror Note and the obligations of Paramount Resources to Paramount Finance Ltd. under its Mirror Note will be initially guaranteed by each existing Restricted Subsidiary of Paramount other than the Mirror Note Issuers.

OPTIONAL REDEMPTION

At any time prior to November 1, 2006, Paramount may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of

--------------------------------------------------------------------------------
62

DESCRIPTION OF THE NOTES
--------------------------------------------------------------------------------

107.875% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; PROVIDED that

(1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Paramount and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

If Paramount becomes obligated to pay any Additional Amounts as a result of a change in the laws or regulations of Canada or any Canadian Taxing Authority, or a change in any official position regarding the application or interpretation thereof, which is publicly announced or becomes effective on or after the date of the indenture, Paramount may, at its option, redeem the notes, in whole but not in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at Paramount's option prior to November 1, 2007.

After November 1, 2007, Paramount may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

YEAR                                                          ----------
2007........................................................   103.938%
2008........................................................   101.969%
2009 and thereafter.........................................   100.000%

MANDATORY REDEMPTION

Paramount is not required to make mandatory redemption or sinking fund payments with respect to the notes.

OFFER TO REPURCHASE

CHANGE OF CONTROL

If a Change of Control occurs, Paramount will be required to offer to repurchase all or any part (equal to U.S.$1,000 or an integral multiple of U.S.$1,000) of each Holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Paramount will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Paramount will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Paramount will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Paramount will comply

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                                                                              63

DESCRIPTION OF THE NOTES
--------------------------------------------------------------------------------

with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, Paramount or its designated agent will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Paramount.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; PROVIDED that each new note will be in a principal amount of U.S.$1,000 or an integral multiple of U.S.$1,000.

Paramount will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

If a Change of Control Offer is made, there can be no assurance that Paramount will have available, or will be able to obtain from third parties, funds sufficient to pay for all or any of the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In addition, there can be no assurance that in the event of a Change of Control Paramount will be able to obtain any consents necessary to consummate the Change of Control Offer from the lenders under agreements governing any outstanding Indebtedness that may prohibit the offer.

The provisions described above that require Paramount to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Paramount repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Paramount will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Paramount and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a reference to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Paramount and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the reference under applicable law. Accordingly, whether or not Paramount is required to offer to repurchase notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Paramount and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

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ASSET SALES

Paramount will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Paramount (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets, properties or Equity Interests issued or sold or otherwise disposed of;

(2) the fair market value is set forth in an officers' certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by Paramount or such Restricted Subsidiary is in the form of cash, Cash Equivalents, Liquid Securities or Permitted Assets. For purposes of this provision, each of the following will be deemed to be cash:

    (a) any liabilities, as shown on Paramount's or such Restricted Subsidiary's most recent balance sheet, of Paramount or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Paramount or such Restricted Subsidiary from further liability; and

    (b) any securities, notes or other obligations received by Paramount or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Paramount or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, Paramount or the applicable Restricted Subsidiary may apply those Net Cash Proceeds for any combination of the following purposes:

(1) to repay or prepay Indebtedness of Paramount or a Restricted Subsidiary that is not subordinated to the notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee;

(2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Oil and Gas Business;

(3) to make a capital expenditure; or

(4) to acquire other long-term assets or properties that are used or useful in the Oil and Gas Business.

Pending the final application of any Net Cash Proceeds, Paramount may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the indenture.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds U.S.$10.0 million, Paramount will make an offer (an "Asset Sale Offer") to all Holders of notes and all holders of other Indebtedness that is PARI PASSU with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other PARI PASSU Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Paramount may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other PARI PASSU Indebtedness tendered into such Asset

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Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other PARI PASSU Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Paramount will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Paramount will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

SELECTION AND NOTICE

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of U.S.$1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

CERTAIN COVENANTS

Set forth below are certain covenants that are contained in the indenture.

RESTRICTED PAYMENTS

Paramount will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any other payment or distribution on account of Paramount's Equity Interests (including, without limitation, any payment on account of such Equity Interests in connection with any merger or consolidation involving Paramount) or to the direct or indirect holders of Paramount's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Paramount);

(2) purchase, retract, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Paramount), in whole or in part, any Equity Interests of Paramount (other than any such Equity Interests owned by Paramount or a Restricted Subsidiary);

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(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee, except for (i) a payment of interest at the Stated Maturity thereof or of principal not earlier than one year prior to the Stated Maturity thereof and (ii) any such Indebtedness owed to Paramount or a Restricted Subsidiary; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments") unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Paramount would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least U.S.$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of indebtedness and issuance of preferred stock"; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Paramount and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3) and (8) of the next succeeding paragraph), is less than the sum, without duplication, of:

    (a) 50% of the Consolidated Net Income of Paramount for the period (taken as one accounting period) from the beginning of the first fiscal quarter after which the indenture is dated to the end of Paramount's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a loss, less 100% of such loss), PLUS

    (b) 100% of the aggregate net cash proceeds received by Paramount since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Paramount (other than Disqualified Stock and other than sales of Equity Interests to a Restricted Subsidiary) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Paramount that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Paramount) plus the aggregate net cash proceeds received by Paramount at the time of such conversion or exchange, PLUS

    (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and
       (ii) the initial amount of such Restricted Investment, PLUS

    (d) upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the fair market value of Paramount's proportionate interest in such Subsidiary immediately following such redesignation, and (ii) the aggregate amount of Paramount's Investments in such Subsidiary to the extent such Investments were excluded from or otherwise reduced the sum of clauses (a), (b) and (c) immediately above and were not previously repaid or otherwise reduced.

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So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Paramount, any Mirror Note Issuer or any Guarantor or of any Equity Interests of Paramount in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Paramount) of, Equity Interests of Paramount (other than Disqualified Stock); PROVIDED that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Paramount, any Mirror Note Issuer or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Paramount or any Restricted Subsidiary of Paramount held by any member of Paramount's, or any of its Restricted Subsidiaries', management, directors or employees pursuant to any management equity subscription agreement, stock option agreement or similar agreement or upon the death, disability or termination of employment of such directors, officers or employees; PROVIDED that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed U.S.$2.0 million in any calendar year (with up to an additional
    U.S.$2.0 million of unused amounts from any year available to be used in the following year);

(5) repurchases of Equity Interests deemed to occur upon the exercise of stock options or warrants if the Equity Interests represent a portion of the exercise price thereof and repurchases of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for the taxes payable by such employee upon such grant or award;

(6) the payment of dividends on Disqualified Stock issued after the date of the indenture pursuant to the terms thereof as in effect on the date of issuance; PROVIDED that such Disqualified Stock was issued in accordance with the covenant described below under the caption "--Incurrence of indebtedness and issuance of preferred stock";

(7) the purchase, redemption, acquisition, cancellation or other retirement for nominal value per right of any rights granted to all the holders of common stock of Paramount pursuant to any shareholders' rights plan adopted for the purpose of protecting stockholders from unfair takeover tactics;

(8) payments by Paramount or any Restricted Subsidiary in respect of Indebtedness of Paramount or any Restricted Subsidiary owed to Paramount or another Restricted Subsidiary;

(9) the repurchase of subordinated Indebtedness of Paramount at a purchase price no greater than 101% of the principal amount of such subordinated Indebtedness in the event of a "Change of Control" in accordance with provisions similar to the covenant described under "--Offer to repurchase--Change of control"; PROVIDED that, prior to or simultaneously with such repurchase, Paramount has made the Change of Control Offer, if required, with respect to the notes and has

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    repurchased all notes validly tendered for payment in connection with such
    Change of Control Offer;

(10) the repurchase, redemption or other acquisition or retirement for value of Equity Interests of Paramount or any Restricted Subsidiary of Paramount held by the estate of any Person who had a 'key man' life insurance policy maintained by Paramount or any Restricted Subsidiary out of the proceeds received by Paramount or such Restricted Subsidiary under such policy; or

(11) the making of other Restricted Payments in an aggregate amount not to exceed U.S.$20.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Paramount or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors.

INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

Paramount will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (in any such case, "incur") any Indebtedness (including Acquired Debt), and Paramount will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that Paramount may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Mirror Note Issuers and the Guarantors may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for Paramount's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.5 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; PROVIDED FURTHER that a Restricted Subsidiary may issue preferred stock to Paramount or to a Wholly Owned Restricted Subsidiary of Paramount, or in a transaction or series of related transactions consisting of a sale of such Restricted Subsidiary, PROVIDED that immediately after giving effect to such sale, neither Paramount nor any of its Subsidiaries owns any Equity Interests of such Restricted Subsidiary and such sale complies with the covenant described under "--Offer to repurchase--Asset sales".

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1) the incurrence by Paramount and its Restricted Subsidiaries of Indebtedness, letters of guarantee, tender cheques and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of guarantee, tender cheques and letters of credit being deemed to have a principal amount equal to the maximum potential liability of Paramount and its Restricted Subsidiaries thereunder) not to exceed the greater of

    (a) Cdn.$215.0 million, LESS the aggregate amount of all Net Cash Proceeds of Asset Sales that have been applied by Paramount or any of its Restricted Subsidiaries since the date of the indenture to permanently repay any term Indebtedness under a Credit Facility pursuant to the covenant described above under the caption "--Offer to repurchase--Asset sales" and LESS the aggregate amount of all commitment reductions with respect to any revolving credit borrowings under a Credit Facility that have been made by Paramount or any of its

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       Restricted Subsidiaries since the date of the indenture as a result of the application of Net Cash Proceeds of Asset Sales pursuant to the covenant described above under the caption "--Offer to repurchase--Asset sales"; and

    (b) Cdn.$20.0 million plus 20% of Adjusted Consolidated Net Tangible Assets as of the date on which such additional Indebtedness is incurred, and after giving effect to the incurrence of such Indebtedness (and including any assets acquired with such Indebtedness);

(2) Existing Indebtedness;

(3) the incurrence by Paramount, the Mirror Note Issuers and the Guarantors of Indebtedness represented by the notes to be issued on the date of the indenture, the Mirror Notes, the Mirror Note Guarantees and the Subsidiary Guarantees;

(4) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Indebtedness and Obligations represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction, development or improvement of property, plant or equipment, including Facilities, used in the business of Paramount, such Mirror Note Issuer or such Guarantor, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed U.S.$10.0 million at any time outstanding;

(5) the incurrence by Paramount or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2),
    (3) (with respect to the notes only) or (5) of this paragraph;

(6) the incurrence by Paramount or any of its Restricted Subsidiaries of intercompany Indebtedness or the issuance of preferred stock between or among Paramount and any of its Restricted Subsidiaries; PROVIDED, HOWEVER, that

    (a) if Paramount, any Mirror Note Issuer or any Guarantor is the obligor on such Indebtedness or preferred stock, such Indebtedness or preferred stock must be unsecured; and

    (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness or preferred stock being held by a Person other than Paramount or a Restricted Subsidiary of Paramount and (ii) any sale or other transfer of any such Indebtedness or preferred stock to a Person that is not either Paramount or a Restricted Subsidiary of Paramount, will be deemed, in each case, to constitute an incurrence of such Indebtedness or the issuance of preferred stock by Paramount or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Hedging Obligations, PROVIDED that such Hedging Obligations were incurred in the ordinary course of business and not for speculative purposes;

(8) the guarantee by Paramount, any Mirror Note Issuer or any Guarantor of Indebtedness of Paramount or a Restricted Subsidiary of Paramount that was permitted to be incurred by another provision of this covenant or required to be incurred by the indenture;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the

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    payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; PROVIDED, in each such case, that the amount thereof is included in Fixed Charges of Paramount as accrued;

(10) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Indebtedness and Obligations under Oil and Gas Hedging Contracts, PROVIDED that such Oil and Gas Hedging Contracts were entered into in the ordinary course of business and not for speculative purposes;

(11) production imbalances arising in the ordinary course of business;

(12) Indebtedness and Obligations in connection with one or more standby letters of credit, Guarantees, performance or surety bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of an advance or credit (other than advances or credit for goods and services in the ordinary course of business and on terms and conditions that are customary in the Oil and Gas Business, and other than the extension of credit represented by such letter of credit, Guarantee or performance or surety bond itself);

(13) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Non-Recourse Purchase Money Debt in an amount not to exceed
    U.S.$20.0 million outstanding at any one time;

(14) the incurrence by Paramount or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed U.S.$25.0 million;

(15) Indebtedness of Paramount, any Restricted Subsidiary, any Mirror Note Issuer or any Guarantor arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

(16) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(17) Indebtedness of Paramount or any Restricted Subsidiary (including letters of credit), for the account of Paramount or any such Restricted Subsidiary incurred in order to provide security for environmental reclamation obligations to governmental agencies, workers' compensation claims, payment obligations in connection with self-insurance or similar statutory and other requirements in the ordinary course of business; and

(18) customary indemnification, adjustment of purchase price or similar obligations, including title insurance, of Paramount or any Restricted Subsidiary, in each case, incurred in connection with the acquisition or disposition of any assets of Paramount or any such Restricted Subsidiary (other than Guarantees incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition).

For purposes of determining compliance with this "Incurrence of indebtedness and issuance of preferred stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Paramount will be permitted to classify, or later reclassify, such item of Indebtedness in whole or in part in any manner that complies with this covenant, including by allocation to more than one other type of Indebtedness. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and

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authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt above.

The maximum amount of Indebtedness that Paramount or any Restricted Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded solely as the result of fluctuations in the exchange rates of currencies. In determining the amount of Indebtedness outstanding under one of the clauses above, the outstanding principal amount of any particular Indebtedness of any Person shall be counted only once and any obligation of such Person or any other Person arising under any Guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall be disregarded so long as it is permitted to be incurred by the Person or Persons incurring such obligation.

None of Paramount, any Mirror Note Issuer or any Guarantor will incur any additional Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of such Person unless such additional Indebtedness is also contractually subordinated in right of payment to the notes, the applicable Mirror Note, or the applicable Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, on substantially identical terms; PROVIDED, HOWEVER, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.

LIENS

Paramount will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (other than Permitted Liens) securing Indebtedness or trade payables upon or with respect to any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

Paramount will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Paramount or any of its Restricted Subsidiaries or pay any indebtedness owed to Paramount or any of its Restricted Subsidiaries;

(2) make loans or advances to Paramount or any of its Restricted Subsidiaries;
    or

(3) transfer any of its properties or assets to Paramount or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness or Credit Facilities as in effect or which come into effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, PROVIDED that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially less favorable to holders of notes, as determined by Paramount's Board of Directors in their reasonable and good faith judgment;

(2) the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees and the Mirror Note Pledge Agreements;

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(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Paramount or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, PROVIDED that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts and leases entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness, including any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments and obligations referred to in this covenant, PROVIDED that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially less favorable to holders of notes, as determined by Paramount's Board of Directors in their reasonable and good faith judgment;

(9) agreements existing on the Issue Date;

(10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "--Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, partnership agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

AMALGAMATION, MERGER, CONSOLIDATION OR SALE OF ASSETS

Paramount may not, directly or indirectly: (1) amalgamate, consolidate or merge with or into another Person (whether or not Paramount is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Paramount and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either (a) Paramount is the surviving corporation; or (b) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province thereof or the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made expressly assumes all the obligations of Paramount under the notes, the

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    indenture and the Mirror Note Pledge Agreements pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) Paramount or the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount), or to which such sale, assignment, transfer, conveyance or other disposition has been made:

    (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Paramount immediately preceding the transaction; and

    (b) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four- quarter period, be permitted to incur at least U.S.$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of indebtedness and issuance of preferred stock"; and

(5) the transactions will not result in Paramount or the surviving corporation being required to make any deduction or withholding on account of taxes as described below under the caption "--Payment of additional amounts" that Paramount would not have been required to make had such transactions or series of transactions not occurred; and

(6) in case Paramount shall consolidate, amalgamate or merge with or into any other Person or, except for conveyances or transfers to one or more Wholly-Owned Restricted Subsidiaries, convey or transfer its properties and assets substantially as an entirety to any Person, Paramount has delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, amalgamation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the covenant described under "--Certain covenants--Amalgamation, merger, consolidation or sale of assets" and that all conditions precedent contained in the indenture relating to such transaction have been complied with.

In addition, Paramount may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Amalgamation, merger, consolidation or sale of assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Paramount, any Mirror
Note Issuer and any Guarantor.

Subject to the following paragraph, a Mirror Note Issuer or a Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate or merge with or into (whether or not such Mirror Note Issuer or Guarantor is the surviving Person), another Person, other than Paramount, a Mirror Note Issuer or a Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

    (a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such amalgamation, consolidation or merger assumes all the obligations of that Mirror Note Issuer or Guarantor, as the case may be, under the indenture, its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, and the Mirror Note Pledge Agreements, if applicable, pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

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    (b) the Net Cash Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture; and

(3) in case any Mirror Note Issuer or Guarantor shall consolidate, amalgamate or merge with or into any other Person or, except for conveyances, transfers or leases to one or more Wholly-Owned Restricted Subsidiaries, convey, transfer or lease its properties and assets substantially as an entirety to any Person, Paramount has delivered to the trustee an officers' Certificate and an opinion of counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the covenant described under "--Certain covenants-- Amalgamation, merger, consolidation or sale of assets" and that all conditions precedent contained in the indenture relating to such transaction have been complied with.

The Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, of a Guarantor or a Mirror Note Issuer, as the case may be, will be released

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Paramount, if the sale or other disposition complies with the "Asset Sales" provisions of the indenture; or

(2) in connection with any sale of all of the Capital Stock of a Subsidiary to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Paramount, if the sale complies with the "Asset Sales" provisions of the indenture; or

(3) if Paramount designates any Restricted Subsidiary that is a Guarantor or a Mirror Note Issuer as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

TRANSACTIONS WITH AFFILIATES

Paramount will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Paramount or the relevant Restricted Subsidiary than those that would have reasonably been expected to have been obtained in a comparable transaction at such time by Paramount or such Restricted Subsidiary with an unrelated Person; and

(2) Paramount delivers to the trustee:

    (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$5.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

    (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$15.0 million, an opinion as to the fairness to Paramount or the relevant Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States selected by Paramount.

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The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement entered into by Paramount or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Paramount or such Restricted Subsidiary or approved by a majority of the disinterested members of the Board of Directors of Paramount (or a committee comprised solely of disinterested directors);

(2) transactions between or among Paramount and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of Paramount solely because Paramount owns an Equity Interest in, or controls, such Person;

(4) payment of reasonable and customary compensation or fees to, or the execution of customary expense reimbursement, indemnification or similar arrangements with, Paramount or any of its Restricted Subsidiaries or any of their respective directors and officers in the ordinary course of business;

(5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Paramount; and

(6) Restricted Payments and Permitted Investments that are permitted by the provisions of the indenture described above under the caption "--Restricted payments".

ISSUANCE OF SUBSIDIARY GUARANTEES AND MIRROR NOTE GUARANTEES

If Paramount forms or acquires any Restricted Subsidiary that is not a Guarantor or a Mirror Note Issuer and that incurs any Indebtedness (other than Indebtedness owing to Paramount, a Mirror Note Issuer or a Guarantor), or if any Restricted Subsidiary that is not a Guarantor or a Mirror Note Issuer guarantees any Indebtedness of Paramount, a Guarantor or a Mirror Note Issuer (other than a Guarantee of Indebtedness owing to Paramount, a Guarantor or a Mirror Note Issuer), in each case, in excess of U.S.$2.0 million, then Paramount shall:

(1) cause such Restricted Subsidiary to (i) execute and deliver to the trustee a supplemental indenture substantially in the form contemplated by the indenture pursuant to which such Restricted Subsidiary shall unconditionally guarantee (each, a "Subsidiary Guarantee") all of Paramount's obligations under the notes and the indenture on the terms set forth in the indenture or
    (ii) unconditionally guarantee to the Person to whom the Mirror Notes are issued (each, a "Mirror Note Guarantee") all of the Mirror Note Issuers' obligations under the Mirror Notes pursuant to documentation substantially in the form delivered by the Mirror Note Guarantors on the Issue Date; and

(2) deliver to the trustee an opinion of counsel (which may contain customary exceptions) that such supplemental indenture or Mirror Note Guarantee, as the case may be, has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary;

PROVIDED, that the foregoing shall not apply to any Restricted Subsidiary acquired or formed by Paramount for so long as it is not a Wholly Owned Restricted Subsidiary.

Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the indenture. Paramount may cause any other Restricted Subsidiary of Paramount to issue a Subsidiary Guarantee or Mirror Note Guarantee and become a Guarantor. At any time the Indebtedness or Guarantee of Indebtedness referred to above is repaid or released without further obligation by such Restricted Subsidiary, such Restricted Subsidiary need no longer be required to be a Guarantor for purposes of this covenant, and the trustee shall promptly execute such documents and instruments, as Paramount

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or such Restricted Subsidiary may request to evidence the termination of the applicable Subsidiary Guarantee or Mirror Note Guarantee.

DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

The Board of Directors of Paramount may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Paramount and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "--Restricted payments" or Permitted Investments, as determined by Paramount. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Paramount may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

BUSINESS ACTIVITIES

Paramount will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Oil and Gas Business, except to such extent as would not be material to Paramount and its Restricted Subsidiaries taken as a whole.

PAYMENTS FOR CONSENT

Paramount will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

PAYMENT OF ADDITIONAL AMOUNTS

All payments made by Paramount or on behalf of Paramount with respect to the notes will be made without withholding or deduction for any Taxes imposed by any Canadian Taxing Authority, unless required by law or the interpretation or administration thereof by the relevant Canadian Taxing Authority. If Paramount is obligated to withhold or deduct any amount on account of Taxes imposed by any Canadian Taxing Authority from any payment made with respect to the notes, Paramount will:

(1) make such withholding or deduction;

(2) remit the full amount deducted or withheld to the relevant government authority in accordance with the applicable law;

(3) pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted;

(4) furnish to the trustee for the benefit of the Holders, within 30 days after the date the payment of any Taxes is due, an official receipt of the relevant government authorities for all amounts deducted or withheld, or if such receipts are not obtainable, other evidence of payment by Paramount of those Taxes;

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(5) indemnify and hold harmless each Holder, other than as described below, for the amount of:

    (a) any Taxes (including interest and penalties) paid by such Holder as a result of payments made on or with respect thereto, and

    (b) any Taxes imposed with respect to any reimbursement under the preceding clause (a) or this clause (b), but excluding any such Taxes on such Holder's net income; and

(6) at least 15 days prior to each date on which any Additional Amounts are payable, deliver to the trustee an officers' certificate setting forth the calculation of the Additional Amounts to be paid and such other information as the trustee may request to enable the trustee to pay such Additional Amounts to Holders on the payment date.

Notwithstanding the foregoing, Paramount will not pay Additional Amounts to a Holder in respect of a Beneficial Owner of a note:

- imposed or withheld by reason of the failure of the Holder or Beneficial Owner to complete, execute and deliver to Paramount any form or document to the extent applicable to such Holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by Paramount in order to enable Paramount to make payments on the notes without deduction or withholding for Taxes, or with deduction of withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by Paramount;

- in any case where such Holder or Beneficial Owner is not a resident (within the meaning of the Canada-United States Income Tax Convention) of the United States of America, in excess of the amount that Paramount would have been obligated to pay hereunder if such Holder or Beneficial Owner were resident in the United States of America for the purposes of such treaty;

- where Paramount does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment with such Holder or Beneficial Owner, or

- where such Holder or Beneficial Owner is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of notes or the receipt of payments thereunder.

If, following any payment made by Paramount to any Holder of notes under paragraph (3) of the preceding paragraph or any indemnity payment made by Paramount to any Holder of notes under paragraph (5) of the preceding paragraph, such Holder shall receive or be granted a refund, credit, allowance or remission in respect of the Taxes resulting in the payment thereof and such Holder is able to readily identify such refund, credit, allowance or remission as being attributable to such Taxes, such Holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such Holder to obtain any other relief or allowance that may be available to it, reimburse Paramount with such amount as such Holder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such Holder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of Taxes, which resulted in the payment under paragraph (3) or (5) of the preceding paragraph. Such Holder may charge to Paramount (and may deduct from amounts reimbursable to Paramount hereunder) a fee reasonably determined by such Holder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to Paramount. Notwithstanding the foregoing, no Holder shall be obligated to disclose to Paramount, or any of its agents, any computation made by such Holder in connection with this paragraph or any information regarding such Holder's tax status or affairs.

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Any reference in the indenture to the payment of principal, premium, if any, interest, Change of Control or Asset Sale purchase price, redemption price or any other amount payable under or with respect to any note, will be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. Paramount's obligation to make payments of Additional Amounts will survive any termination of the indenture or the defeasance of any rights thereunder.

For a discussion of the exemption from Canadian withholding taxes applicable to payments under or with respect to the notes, see "Certain Canadian and U.S. income tax consequences--Canadian federal income tax consequences".

REPORTS

Whether or not required by the SEC, so long as any notes are outstanding, Paramount will furnish, or cause the trustee to furnish, to the Holders of notes, within the time periods (except as otherwise noted below) specified in the SEC's rules and regulations:

(1) (a) all annual financial information that would be required to be contained in a filing with the SEC on Forms 20-F or 40-F, as applicable (or any successor forms), containing the information required therein (or required in such successor form) including a report on the annual financial statements by Paramount's certified independent accountants; and

    (b) for the first three quarters of each year, all quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any province thereof or provided to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed, in each case including a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and

(2) within 10 Business Days after the occurrence of any event that would give rise to a requirement to file information regarding such event with the SEC on Form 8-K, all information that would otherwise be required to be filed with the SEC on Form 8-K if Paramount were required to file such reports.

If Paramount has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent such Unrestricted Subsidiaries in the aggregate accounted for more than 10% of Consolidated Cash Flow or the consolidated total assets of Paramount and its Restricted Subsidiaries for or as of the end of the reporting period, the quarterly and annual financial information required by the preceding paragraph must include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Paramount and its Restricted Subsidiaries excluding the Unrestricted Subsidiaries.

In addition, whether or not required by the SEC, Paramount will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing).

EVENTS OF DEFAULT AND REMEDIES

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

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(3) failure by Paramount or any of its Restricted Subsidiaries to comply with the provisions described under the captions "--Offer to repurchase--Change of control", "--Offer to repurchase--Asset sales", or "--Certain covenants--Merger, consolidation or sale of assets";

(4) failure by Paramount or any of its Restricted Subsidiaries to comply with any of the other agreements in the indenture for 60 days after written notice has been given to Paramount by the trustee or to Paramount and the trustee by Holders of at least 25% of the outstanding principal amount of the notes;

(5) default under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Paramount or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Paramount or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

    (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness on the date of such default (a "Payment Default"); or

    (b) results in the acceleration of such Indebtedness prior to its express maturity,

    and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, which remains outstanding or the maturity of which has been so accelerated, aggregates U.S.$10.0 million or more, PROVIDED that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace or cure period or the occurrence of such acceleration, as the case may be, such Event of Default under the indenture and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6) failure by Paramount or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of U.S.$10.0 million in cash (net of amounts covered by insurance or bonded), which judgments are not paid, discharged or stayed for a period of 60 days after the date of entry of such judgment or, in the event such judgments have been bonded to the extent required pending appeal, after the date such judgments become non-appealable;

(7) except as permitted by the indenture, any Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect and such failure shall not be cured within 10 days (it being understood that if any Mirror Note or Mirror Note Guarantee becomes invalid or unenforceable, such invalidity may be cured by causing each obligor under such Mirror Note or Mirror Note Guarantee to directly guarantee the notes pursuant to a Subsidiary Guarantee) or any Significant Subsidiary or any Person acting on behalf of any such Significant Subsidiary, shall deny or disaffirm its obligations under its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee (other than by reason of release of such Significant Subsidiary from its Subsidiary Guarantee or Mirror Note Guarantee in accordance with the indenture);

(8) except as contemplated by their terms, the Mirror Note Pledge Agreements cease to be in full force and effect or cease to give the trustee, in any material respect, the Liens, rights, powers and privileges purported to be created thereby; and

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(9) certain events of bankruptcy or insolvency described in the indenture with respect to Paramount or any of its Significant Subsidiaries.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Paramount, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to Paramount and (if given by the Holders) to the trustee in accordance with the indenture.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

Paramount is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Paramount is required to deliver promptly to the trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

No director, officer, employee, incorporator or stockholder of Paramount, any Mirror Note Issuer or any Guarantor, as such, will have any liability for any obligations of Paramount, any Mirror Note Issuer or any Guarantor under the notes, the indenture, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the United States federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Paramount may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes, all of the Mirror
Note Issuers' obligations discharged with respect to the Mirror Notes and all obligations of each Guarantor discharged with respect to its Mirror Note Guarantee or Subsidiary Guarantee, as the case may be ("Legal Defeasance"), except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2) Paramount's obligations with respect to the notes concerning issuing temporary notes, replacing mutilated, destroyed, lost or stolen notes, maintaining an office or agency for payment and segregating and holding money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the obligations of Paramount and the Guarantors that have issued Subsidiary Guarantees in connection therewith; and

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(4) the Legal Defeasance provisions of the indenture.

In addition, Paramount may, at its option and at any time, elect to have the obligations of Paramount and the Guarantors that have issued Subsidiary Guarantees released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "--Events of default and remedies" will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Paramount must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants in Canada or the United States selected by Paramount, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Paramount must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Paramount has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that
    (a) Paramount has received from, or there has been published by, the Internal Revenue Service and each applicable Canadian Taxing Authority a ruling or (b) since the Issue Date, there has been a change in the applicable Canadian and United States federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to Canadian and United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Paramount has delivered to the trustee
    (a) an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and (b) an opinion of counsel qualified to practice in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that Holders of the outstanding notes who are not resident in Canada will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such deposit and defeasance and will only be subject to Canadian federal and provincial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Paramount or any of its Restricted Subsidiaries is a party or by which Paramount or any of its Restricted Subsidiaries is bound;

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(6) Paramount must deliver to the trustee an officers' certificate stating that the deposit was not made by Paramount with the intent of preferring the Holders of notes over the other creditors of Paramount with the intent of defeating, hindering, delaying or defrauding creditors of Paramount or others; and

(7) Paramount must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

Except as provided in the next three succeeding paragraphs, the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements may each be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or lack of compliance with any provision of the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the time for payment of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "--Offer to repurchase");

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in a currency other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

(7) waive a redemption payment with respect to any note;

(8) amend, change or modify in any material respect the obligation of Paramount to make and consummate a Change of Control Offer after the occurrence of a Change of Control or to make or consummate an Asset Sale Offer with respect to any Asset Sale that has been consummated;

(9) modify or change any provision of the indenture or the related definitions affecting the ranking of the notes, any Subsidiary Guarantee, any Mirror Note or any Mirror Note Guarantee in any manner adverse to the Holders of the notes;

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(10) modify the provisions of the section entitled "--Certain covenants--Payments for consent" in any manner adverse to a Holder of notes;

(11) release any Mirror Note Issuer or Guarantor that is a Significant Subsidiary from any of its obligations under its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, or the indenture otherwise than in accordance with the terms of the indenture;

(12) modify or change any provision of the Mirror Note Pledge Agreements affecting the priority of the claims of the trustee and the Holders of the notes in and to the Mirror Notes in any manner adverse to the Holders of the notes;

(13) directly or indirectly release any Lien on the Mirror Notes except in compliance with the terms of the indenture and the Mirror Note Pledge Agreements; or

(14) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, Paramount, the Mirror Note Issuers and the Guarantors, as applicable, and the trustee may amend or supplement the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees and the Mirror Note Pledge
Agreements:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Paramount's, a Mirror Note Issuer's or a Guarantor's obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Paramount's assets or to comply with the provisions of "--Certain Covenants--Issuance of subsidiary guarantees and mirror note guarantees";

(4) to release any Guarantor from its obligations under its Subsidiary Guarantee or Mirror Note Guarantee (to the extent permitted by the indenture);

(5) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder; or

(6) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

SATISFACTION AND DISCHARGE

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when

(1) either:

    (a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Paramount, have been delivered to the trustee for cancellation; or

    (b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Paramount has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient to pay and discharge the principal, premium, if any, and accrued interest to the date of maturity or redemption;

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(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Paramount or any Restricted Subsidiary is a party or by which Paramount or any Restricted Subsidiary is bound;

(3) Paramount or any Guarantor has paid or caused to be paid all sums payable by Paramount under the indenture; and

(4) Paramount has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Paramount must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

CONCERNING THE TRUSTEE

If the trustee becomes a creditor of Paramount, any Mirror Note Issuer or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

The indenture, the notes, the Mirror Notes, the Mirror Note Guarantees and the Mirror Note Pledge Agreements will be governed by and construed in accordance with the laws of the State of New York.

ADDITIONAL INFORMATION

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Paramount Resources Ltd., Suite 4700, 888 Third
Street S.W., Calgary, Alberta T2P 5C5, Attention: Corporate Secretary.

BOOK-ENTRY, DELIVERY AND FORM

The Depository Trust Company ("DTC") will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC.

The following is based on information furnished by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC

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holds securities that its participants ("Direct Participants") deposit with DTC.
DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock
Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for such notes on DTC's records. The ownership interest of each actual purchaser of notes represented by a registered global security ("Note Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Note Beneficial Owners will not receive written confirmation from DTC of their purchase, but Note Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Note Beneficial Owner entered into the transaction. Transfers of ownership interests in the registered global security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Note Beneficial Owners. Note Beneficial Owners will not receive certificates representing their ownership interests in the registered global security representing notes, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus.

To facilitate subsequent transfers, the registered global security representing notes deposited by Direct Participants with DTC is registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the registered global security with DTC and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Note Beneficial Owners of the registered global security representing the notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Note Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Note Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the registered global security representing the notes. Under its usual procedures, DTC mails an Omnibus Proxy as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the registered global security representing the notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from Paramount or the trustee on the payable date in

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accordance with their respective holdings shown on DTC's records. Payments by
Participants to Note Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the trustee, or Paramount, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Paramount or the trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Note Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither Paramount nor the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Paramount or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered.

Paramount may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, notes in definitive form are required to be printed and delivered.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Paramount believes to be reliable, but Paramount takes no responsibility for the accuracy of this information.

CERTAIN DEFINITIONS

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

"ACQUIRED DEBT" means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is amalgamated or merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person amalgamating or merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person;

PROVIDED that any Indebtedness of such other Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction by which such other Person is amalgamated or merged with or into, or becomes a Restricted Subsidiary of, such specified Person, or such assets are acquired by such specified Person, will not be Acquired Debt.

"ADDITIONAL AMOUNTS" has the meaning assigned to that term under the caption "--Payment of additional amounts".

"ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS" means, without duplication, as of the date of determination; the sum of

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(1) discounted future net revenues from proved oil and gas reserves of Paramount and its Restricted Subsidiaries calculated in accordance with SEC guidelines (before any provincial, state or federal income taxes), as confirmed by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates
    Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) in a reserve report prepared as of the end of Paramount's most recently completed fiscal year, as INCREASED BY, as of the date of determination, the discounted future net revenues of (a) estimated proved oil and gas reserves acquired since the date of such year-end reserve report, and (b) estimated oil and gas reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case, calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), AND DECREASED BY, as of the date of determination, the estimated discounted future net revenues of (c) estimated proved oil and gas reserves produced or disposed of since the date of such year-end reserve report and (d) reductions in estimated proved oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices in such year-end reserve report), PROVIDED that, in the case of each of the determinations made pursuant to clauses (a) through (d), such increases and decreases shall be as estimated by Paramount's petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which case the discounted future net revenues utilized for purposes of this clause (1) shall be confirmed in a written report of a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) delivered to the trustee (which report shall be reasonably satisfactory in form and substance to the trustee),

(2) the capitalized costs that are attributable to oil and gas properties of Paramount and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on Paramount's books and records as of a date no earlier than the date of Paramount's most recent available internal annual or quarterly financial statements,

(3) the Consolidated Net Working Capital of Paramount on a date no earlier than the date of Paramount's most recently available internal annual or quarterly financial statements, and

(4) the greater of (a) the net book value of other tangible assets of Paramount on a date no earlier than the date of Paramount's most recently available internal annual or quarterly financial statements or (b) the appraised value, as estimated by independent appraisers, of other tangible assets of Paramount and its Restricted Subsidiaries, in either case, as of the date of Paramount's most recently available internal annual or quarterly financial statements,

MINUS, to the extent included in clauses (1) through (4) above, the sum of:

(1) minority interests,

(2) any net gas balancing liabilities of Paramount and its Restricted Subsidiaries reflected in Paramount's most recently available internal annual or quarterly financial statements,

(3) the discounted future net revenues, calculated in accordance with SEC guidelines utilizing the prices utilized in Paramount's year- end reserve report, attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of Paramount and its Restricted

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    Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto,

(4) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in the first clause (1) above, would be necessary to fully satisfy the payment obligations of Paramount and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto, and

(5) the discounted future net revenues, calculated in accordance with SEC guidelines utilizing the prices utilized in Paramount's year-end reserve report, attributable to reserves that are subject to participation, partnership, vendor financing or other agreements then in effect, or that are otherwise required to be delivered to third parties, but only to the extent that such third parties are then entitled to such reserves, or in the case of vendor financing or other encumbrances reduced only by the value of such encumbrances.

"AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control", as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control unless there is a Beneficial Owner that is not an Affiliate of such Person holding a greater percentage of such Voting Stock. For purposes of this definition, the terms "controlling", "controlled by" and "under common control with" have correlative meanings.

"ASSET SALE" means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business and other than the granting of a Lien in accordance with the indenture; PROVIDED that the sale, conveyance or other disposition of all or substantially all of the assets of Paramount and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "--Offer to repurchase--Change of control" and/or the provisions described above under the caption "--Certain covenants--Merger, consolidation or sale of assets" and not by the provisions of the indenture described above under the caption "--Offer to repurchase--Asset Sales"; and

(2) the issuance of Equity Interests in any of Paramount's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law).

Notwithstanding the preceding, the following items will be deemed not to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than U.S.$2.5 million;

(2) a transfer of assets between or among Paramount and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Paramount or to another Restricted Subsidiary;

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(4) any disposition of worn-out, obsolete, retired or otherwise unsuitable or excess assets or equipment or facilities or of assets or equipment no longer used or useful, in each case, in the ordinary course of business;

(5) the sale or lease of equipment, inventory, including current production, accounts receivable or other assets in the ordinary course of business;

(6) the sale or other disposition of cash or Cash Equivalents;

(7) any transfer of properties or assets (including Capital Stock) that is governed by the provisions of the indenture described under "--Certain covenants--Merger, consolidation or sale of assets"; or that is a Restricted Payment that is permitted by the covenant described above under the caption "--Certain covenants--Restricted payments";

(8) the sale or transfer (whether or not in the ordinary course of business) of oil and gas properties or direct or indirect interests in real property, PROVIDED that at the time of such sale or transfer such properties do not have associated with them any proved reserves;

(9) the abandonment, farm-out, lease or sublease of developed or undeveloped oil and gas properties in the ordinary course of business or resulting from any pooling, unit or farm-out agreement entered into in the ordinary course of business;

(10) the trade or exchange by Paramount or any Restricted Subsidiary of any oil and gas property owned or held by Paramount or such Restricted Subsidiary for any oil and gas property owned or held by another Person;

(11) the sale or transfer of hydrocarbons or other mineral products in the ordinary course of business; and

(12) a Permitted Investment.

"BENEFICIAL OWNER" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"BOARD OF DIRECTORS" means:

(1) with respect to a corporation, the board of directors of the corporation (or any duly authorized committee thereof);

(2) with respect to a partnership, the board of directors of the corporation that is the general partner or managing partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

"BUSINESS DAY" means a day other than a Saturday, Sunday or other day on which banking institutions in New York City or the Province of Alberta are authorized or required by law to close.

"CAPITAL LEASE OBLIGATION" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be classified and accounted for as a capitalized lease obligation on a balance sheet in accordance with GAAP.

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"CAPITAL STOCK" means:

(1) in the case of a corporation, association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) of corporate stock;

(2) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(3) any other interest or participation that confers on a Person rights in, or other equivalents of or interests in, the equity of the issuing Person or otherwise confers the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"CASH EQUIVALENTS" means:

(1) United States or Canadian dollars;

(2) securities issued by or directly and fully guaranteed or insured by the federal governments of Canada or the United States of America or any agency or instrumentality thereof (PROVIDED that the full faith and credit of the federal governments of Canada or the United States is pledged in support of those securities) having maturities of not more than 365 days from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of 365 days or less from the date of acquisition, bankers' acceptances with maturities not exceeding 365 days and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any United States commercial bank or any Canadian chartered bank having capital and surplus in excess of U.S.$500 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at least P-1 by Moody's Investors Service, Inc. or A-1 by Standard & Poor's Rating Services or R-1 by Dominion Bond Rating Service and in each case maturing within 270 days after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"CHANGE OF CONTROL" means the occurrence of any of the following events:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Paramount and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption or approval by the Board of Directors of Paramount or its stockholders of a plan relating to the liquidation or dissolution of Paramount;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) (other than a Permitted Holder) becomes the Beneficial Owner, directly or indirectly, of more than 50% the Voting Stock of Paramount, measured by voting power rather than number of shares; or

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(4) during any two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of Paramount was approved pursuant to a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

"CONSOLIDATED CASH FLOW" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period PLUS:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; PLUS

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; PLUS

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received in respect of interest pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; PLUS

(4) exploration expenses for such Person and its Restricted Subsidiaries for such period, to the extent that any such exploration expenses were deducted in computing such Consolidated Net Income; PLUS

(5) depreciation, depletion, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; MINUS

(6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; and MINUS

(7) to the extent included in determining Consolidated Net Income, the sum of:

    (a) the amount of deferred revenues that are amortized during such period and that are attributable to reserves that are subject to Volumetric Production Payments; and

    (b) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments,

in each case, on a consolidated basis and determined in accordance with GAAP.

"CONSOLIDATED NET INCOME" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; PROVIDED that

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(1) the Net Income (but not loss) of any Person that is not a Restricted
    Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any non-cash charges related to an impairment test write-down under GAAP will be excluded; and

(5) to the extent not otherwise included, any gain on the disposition of a Restricted Investment will be included.

"CONSOLIDATED NET WORKING CAPITAL" of any Person as of any date of determination means the difference (shown on the balance sheet of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP as of the end of the most recent fiscal quarter of such Person for which internal financial statements are available) between (i) all current assets of such Person and its Restricted Subsidiaries and (ii) all current liabilities of such Person and its Restricted Subsidiaries except the current portion of long-term Indebtedness and Indebtedness under Credit Facilities.

"CONSOLIDATED NET WORTH" means, with respect to any specified Person as of any date, the consolidated shareholders' equity of such Person and its consolidated Subsidiaries as of such date determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Stock of such Person.

"CREDIT AGREEMENT" means the credit agreement in effect on the Issue Date after the initial issuance of notes under the indenture among Paramount, as borrower, the lenders named therein, Bank of Montreal, as administrative agent, and the other agents named therein including any related notes, debentures, pledges, Guarantees, security documents, instruments and agreements executed from time to time in connection therewith, and in each case as amended, modified, restated, renewed, replaced or refinanced from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring or adding Subsidiaries as additional borrowers or guarantors thereunder, and all or any portion of the Indebtedness and other Obligations under such agreement or agreements or any successor or replacement agreement or any agreements, and whether by the same or any other agent, lender or group of lenders. For greater certainty, it is acknowledged that Interest Rate Agreements, Currency Agreements and Oil and Gas Hedging Contracts entered into with a Person that at that time is a lender (or an Affiliate thereof) under the Credit Agreement are separate from, are not included within and do not form part of any above inclusions of the Credit Agreement.

"CREDIT FACILITIES" means one or more credit or debt facilities (including, without limitation, under the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for, among other things, revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

"CURRENCY AGREEMENT" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with a foreign

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exchange futures contract, currency swap agreement, currency option or currency exchange or other similar currency related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in exchange rates and currency values.

"DEFAULT" means the occurrence of any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default under the indenture.

"DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, prior to the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Paramount to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the provisions applicable to such Capital Stock either (i) are no more favorable to the holders of such Capital Stock than the provisions contained in the covenants described under "--Offer to repurchase--Asset sales" and "--Offer to repurchase--Change of control" and such Capital Stock specifically provides that the issuer will not repurchase or redeem any of such Capital Stock pursuant to such provisions prior to Paramount's repurchase of such of the notes as are required to be repurchased pursuant to the covenants described under "--Offer to repurchase--Asset sales" and "--Offer to repurchase--Change of control", or (ii) provide that Paramount may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain covenants--Restricted payments".

"DOLLAR-DENOMINATED PRODUCTION PAYMENTS" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"EQUITY OFFERINGS" means any public or private sale of Equity Interests of Paramount (other than Disqualified Stock).

"EXISTING INDEBTEDNESS" means all Indebtedness of Paramount and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture.

"FACILITIES" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities; flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

"FAIR MARKET VALUE" means, with respect to any asset, property or service, the price (after taking into account any related liabilities, costs or expenses) that could be negotiated in an arm's length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under

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pressure or compulsion to complete the transaction. Unless otherwise specified in the indenture, in the case of a transaction with respect to Paramount or any of its Restricted Subsidiaries exceeding U.S.$10.0 million, fair market value will be determined by the Board of Directors of Paramount acting in good faith.

"FIXED CHARGES" means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Interest Rate Agreements; PLUS

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; PLUS

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person (other than such Person or its Restricted Subsidiaries) or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, to the extent the primary obligor is currently in default under such Indebtedness, whether or not such Guarantee or Lien is called upon; PLUS

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax rate of such Person or any of its Restricted Subsidiaries, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

"FIXED CHARGE COVERAGE RATIO" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through amalgamations, mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act;

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(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

"GAAP" means generally accepted accounting principles, consistently applied, which are in effect in Canada from time to time.

"GOVERNMENT SECURITIES" means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

"GUARANTEE" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

"GUARANTOR" means each Restricted Subsidiary that executes a Subsidiary Guarantee or Mirror Note Guarantee pursuant to the covenant described under "--Certain covenants--Issuance of subsidiary guarantees and mirror note guarantees" or otherwise; PROVIDED that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Subsidiary Guarantee or Mirror Note Guarantee is released in accordance with the terms of the indenture.

"HEDGING OBLIGATIONS" means, with respect to any specified Person, the outstanding amount of all obligations of such Person and its Restricted Subsidiaries under all Currency Agreements and all Interest Rate Agreements, together with all interest, fees and other amounts payable thereon or in connection therewith.

"INDEBTEDNESS" means, with respect to any specified Person at any date, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit, letters of guarantee or tender cheques (or reimbursement agreements in respect thereof);

(3) in respect of banker's acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(6) representing any Hedging Obligations;

(7) in respect of Production Payments;

(8) in respect of Oil and Gas Hedging Contracts; or

(9) in respect of all conditional sale obligations and all obligations under title retention agreements, but excluding a title retention agreement to the extent it constitutes an operating lease under GAAP.

In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to

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the extent not otherwise included, the Guarantee by the specified Person of any
Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

For the avoidance of doubt, "Indebtedness" of any Person shall not include:

(1) trade payables incurred in the ordinary course of business and payable in accordance with customary practice;

(2) deferred tax obligations;

(3) minority interests;

(4) uncapitalized interest; and

(5) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business.

"INTEREST RATE AGREEMENT" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate protection related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in interest rates.

"INVESTMENTS" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. "Investments" shall exclude extensions of trade credit in the ordinary course of business on commercially reasonable terms in accordance with normal trade practices of such Person. If Paramount or any Restricted Subsidiary of Paramount sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Paramount such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Paramount, Paramount will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of Paramount's Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain covenants--Restricted payments". The acquisition by Paramount or any Restricted Subsidiary of Paramount of a Person that holds an Investment in a third Person will be deemed to be an Investment by Paramount or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain covenants--Restricted payments".

"ISSUE DATE" means October 27, 2003.

"LIEN" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance upon or with respect to any property of any kind, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title

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retention agreement but excluding a title retention agreement to the extent it would constitute an operating lease in accordance with GAAP and generally accepted accounting principles in the United States, as in effect on the Issue Date.

"LIQUID SECURITIES" means securities constituting (or immediately convertible into) no more than 7.5% of the outstanding securities of a class of securities that is publicly traded on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the Nasdaq Stock Market, the London Stock Exchange or the TSX Venture Exchange.

Securities meeting the requirements of the preceding sentence shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of:

(1) the date on which such securities, or securities exchangeable for, or convertible into, such securities, are sold or exchanged for cash or Cash Equivalents, and

(2) 60 days following the date of receipt of such securities; PROVIDED, that, notwithstanding the foregoing, up to U.S.$2.0 million of securities (valued as of the date of receipt) received by Paramount or a Restricted Subsidiary in any 12 month period and which Paramount or such Restricted Subsidiary is restricted from selling freely pursuant to the applicable securities laws of Canada or any province thereof, shall not cease to be Liquid Securities as a result of this clause (2) until 180 days following the date of receipt of such securities.

"MATERIAL CHANGE" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 30% during a fiscal quarter in the estimated discounted future net cash flows from proved oil and gas reserves of Paramount and its Restricted Subsidiaries, calculated in accordance with the first clause (1) of the definition of Adjusted Consolidated Net Tangible Assets; PROVIDED, HOWEVER, that there will be excluded from the calculation of Material Change the estimated future net cash flows from:

(1) any acquisitions during the fiscal quarter of oil and gas reserves that have been audited by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) and on which a report or reports exist; and

(2) any disposition of properties held at the beginning of such quarter that have been disposed of as provided in the covenant described under the caption "--Asset sales".

"MIRROR NOTE GUARANTEE" has the meaning set forth under "--Certain covenants--Issuance of subsidiary guarantees and mirror note guarantees."

"MIRROR NOTE ISSUERS" means Paramount Finance Ltd. and Paramount Resources, a general partnership.

"MIRROR NOTE PLEDGE AGREEMENTS" means, collectively the pledge agreements, dated the Issue Date pursuant to which (i) the Mirror Note issued by Paramount Resources to Paramount Finance Ltd. will be pledged to Paramount and (ii) the Mirror Note issued by Paramount Finance Ltd. to Paramount and Paramount's interest in the Mirror Note issued by Paramount Resources are pledged as security for all Obligations thereunder and under the notes and the indenture.

"MIRROR NOTES" means the promissory notes issued by Paramount Finance Ltd. and Paramount Resources evidencing Indebtedness equal in aggregate principal amount to that of the notes outstanding from time to time.

"NET CASH PROCEEDS" means, with respect to any Asset Sale, the proceeds therefrom in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received

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in the form of cash or Cash Equivalents, or stock or other assets when disposed of for cash or Cash Equivalents, received by Paramount or any of the Restricted Subsidiaries from such Asset Sale, net of:

(1) brokerage commissions and other reasonable out-of-pocket fees and expenses (including fees and expenses of legal counsel, accountants and investment banks, sales commissions and relocation expenses) related to such Asset Sale;

(2) provisions for all taxes payable or required to be accrued in accordance with GAAP as a result of such Asset Sale;

(3) payments made to retire Indebtedness where payment of such Indebtedness is secured by a Lien on the assets or properties that are the subject of such Asset Sale;

(4) amounts required to be paid to any Person owning a beneficial interest in the assets or properties that are subject to the Asset Sale; and

(5) appropriate amounts to be provided by Paramount or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

PROVIDED that cash and/or Cash Equivalents in which Paramount or a Restricted Subsidiary has an individual beneficial ownership shall not be deemed to be received by Paramount or a Restricted Subsidiary until such time as such cash and/or Cash Equivalents are free from any restrictions under agreements with the other beneficial owners of such cash and/or Cash Equivalents which prevent Paramount or a Restricted Subsidiary from applying such cash and/or Cash Equivalents to any use permitted by the covenant described under "--Offer to repurchase--Asset sales" or to purchase notes.

"NET INCOME" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale; or
    (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

"NON-RECOURSE DEBT" means Indebtedness:

(1) as to which neither Paramount nor any of its Restricted Subsidiaries
    (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Paramount or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity.

"NON-RECOURSE PURCHASE MONEY DEBT" means Indebtedness incurred in connection with the acquisition by Paramount or any Mirror Note Issuer or Guarantor in the ordinary course of business of Facilities, and renewals and refinancings of such Indebtedness but only to the extent that the lenders with respect

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to such Indebtedness or such renewals and refinancings have a claim solely against the assets acquired with such Indebtedness and any improvements thereon and not against Paramount or any Restricted Subsidiary generally).

"OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, costs, damages and other liabilities payable under the documentation governing any Indebtedness.

"OIL AND GAS BUSINESS" means:

(1) the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties,

(2) the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties,

(3) the exploration for or development, extraction, production, treatment, processing, storage, transportation, refining or marketing and sale of oil, gas and other minerals and products produced in association therewith,

(4) the evaluation, participation in or pursuit of any other activity or opportunity that is primarily related to clauses (1) through (3) above, and

(5) any activity that is ancillary to, necessary or appropriate for or incidental to the activities described in clauses (1) through (4) of this definition,

PROVIDED that, in respect of Paramount, the determination of what reasonably constitutes a permissible Oil and Gas Business pursuant to clauses (1) to (5) above shall be made in good faith by the Board of Directors of Paramount.

"OIL AND GAS HEDGING CONTRACTS" means any transaction, arrangement or agreement entered into between a Person (or any of its Restricted Subsidiaries) and a counterparty on a case by case basis, including any futures contract, a commodity option, a swap, a forward sale or otherwise, the purpose of which is to mitigate, manage or eliminate its exposure to fluctuations in commodity prices, including contracts settled by physical delivery of the commodity not settled within 60 days of the date of any such contract; PROVIDED that Production Payments will not be treated as Oil and Gas Hedging Contracts for the purposes of the indenture.

"OIL AND GAS INVESTMENTS" means any Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including, without limitation:

(1) ownership interests in oil and gas properties, processing facilities or gathering systems or ancillary real property interests, and

(2) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties.

"PERMITTED ASSETS" means any and all long-term properties or assets that are used or useful in an Oil and Gas Business.

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"PERMITTED HOLDERS" means (i) any of Clayton H. Riddell, his spouse, ancestors, siblings, descendants (including children or grandchildren by adoption) and the descendants of any of his siblings; (ii) in the event of the incompetence or death of any of the Persons described in clause (i), such Person's estate, executor, administrator, committee or other personal representative, in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, Capital Stock of Paramount; (iii) any trust created for the benefit of the Persons described in clause (i) or (ii) or any trust for the benefit of any such trust; or (iv) any Person controlled by any of the Persons described in clause (i), (ii) or (iii). For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.

"PERMITTED INVESTMENTS" means, without duplication:

(1) any Investment in Paramount or in a Restricted Subsidiary of Paramount;

(2) any Investment in cash and/or Cash Equivalents;

(3) any Investment by Paramount or any Restricted Subsidiary of Paramount in a Person, if as a result of such Investment:

    (a) such Person becomes a Restricted Subsidiary of Paramount; or

    (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Paramount or a Restricted Subsidiary of Paramount;

(4) any Investment made as a result of the receipt of consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Offer to repurchase--Asset sales";

(5) any acquisition of assets or other Investments solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Paramount;

(6) Investments resulting from repurchases of the notes;

(7) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(8) Hedging Obligations and Oil and Gas Hedging Contracts;

(9) Oil and Gas Investments;

(10) Investments existing on the date of the indenture and Investments made with the proceeds, including, without limitation, from sales or other dispositions, of such Investments and any other Investments made pursuant to this clause (10);

(11) (a) loans or advances made to any officer, director or employee of Paramount or any of its Restricted Subsidiaries in the ordinary course of business that are approved by the Board of Directors of the Company or a duly authorized officer, and (b) loans or advances made to refinance loans, together with accrued interest thereon, made pursuant to this clause (11); PROVIDED such loans do not exceed U.S.$2.0 million at any one time outstanding; and

(12) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed U.S.$15.0 million.

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"PERMITTED LIENS" means, as of any date:

(1) Liens on assets of Paramount and any Subsidiary securing Indebtedness under Credit Facilities and Obligations in respect of such Indebtedness in an aggregate principal amount not to exceed the greater of the amounts set forth in subclauses (a) and (b) of clause (1) under "Certain covenants -- Incurrence of indebtedness and issuance of preferred stock," plus U.S.$25.0 million;

(2) Liens in favor of Paramount, any of the Mirror Note Issuers or any of the Guarantors;

(3) Liens on property of a Person existing at the time such Person is amalgamated or merged with or into or consolidated with Paramount or any Restricted Subsidiary of Paramount; PROVIDED that such Liens were in existence prior to the contemplation of such amalgamation, merger or consolidation and do not extend to any assets other than those of the Person amalgamated or merged into or consolidated with Paramount or the Subsidiary;

(4) Liens securing Hedging Obligations and Oil and Gas Hedging Contracts;

(5) Liens securing the assets purchased by purchase money indebtedness;

(6) Liens to secure payment of royalties, revenue interests, net profits interests and preferential rights of purchase incurred in the ordinary course of business to the extent of the security interest in those underlying assets;

(7) Liens for any judgments rendered that do not constitute an Event of Default;

(8) Liens for any judgment rendered, or claim filed, against Paramount or any Restricted Subsidiary which are being contested in good faith by appropriate proceedings that do not constitute an Event of Default if during such contestation a stay of enforcement of such judgment or claim is in effect;

(9) Liens on property existing at the time of acquisition of the property by Paramount or any Restricted Subsidiary of Paramount, PROVIDED that such Liens were in existence prior to the contemplation of such acquisition;

(10) Liens incurred or deposits made to secure the performance of or otherwise in connection with statutory obligations, environmental reclamation obligations, bids, leases, government contracts, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;

(11) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock" covering only the assets acquired with such Indebtedness;

(12) Liens existing on the date of the indenture;

(13) Liens for taxes, workers' compensation, unemployment insurance and other types of social security, assessments or other governmental charges or claims that are not yet due and payable or, if due and payable and delinquent, that are being contested by Paramount or a Restricted Subsidiary in good faith by appropriate proceedings promptly instituted and diligently concluded, PROVIDED that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(14) Liens in pipelines or pipeline facilities that arise by operation of law;

(15) Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, utilization and pooling designations, declarations, orders and agreements, joint venture agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar

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    obligations thereunder), area of mutual interest and other agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements and other similar agreements, or arising by operation of law, which in each of the foregoing cases are customary in the Oil and Gas Business, and easements, rights of way or other similar rights in land, PROVIDED that such Liens are not given in connection with borrowed money;

(16) Liens in oil, gas or other mineral property or products derived from such property to secure obligations incurred or Guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property, PROVIDED that such Indebtedness is not given in connection with borrowed money;

(17) Liens in respect of any oil, gas or mineral property acquired after the date of the indenture (i) securing the costs and expenses incurred after the date of the indenture in connection with surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any such oil, gas or other mineral property or with the acquisition thereof, including costs incurred for the acquisition, construction, development, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, or (ii) securing Indebtedness created, issued, incurred or assumed by Paramount or any of its Restricted Subsidiaries to provide funds for, or otherwise finance (directly or indirectly), the activities set forth above, if such Indebtedness is incurred prior to, during or within two years after the acquisition or completion of construction, development or other relevant activities referred to in clause (i) above and does not exceed the cost of such acquisition, construction, development or other activities, as applicable; PROVIDED that any such Lien shall be limited to the property that is the subject of the acquisition, construction, development or other relevant activities referred to above;

(18) Liens in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit (including related to periodic payments in connection therewith) or arises by operation of law and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Paramount, any of its Restricted Subsidiaries, any Mirror Note Issuer or any Guarantor under government permits, leases or grants, PROVIDED that such Lien is not given in connection with borrowed money;

(19) Liens imposed by law that are incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers', warehousemen's, mechanics', landlords', materialmen's, employees', laborers', employers', suppliers', banks', builders', repairmen's and other like Liens;

(20) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title that do not, in the aggregate, impair in any material respect the ordinary conduct of the business of Paramount and its Restricted Subsidiaries taken as a whole;

(21) Liens in connection with any Production Payments; PROVIDED that (i) such Liens are limited to the property that is the subject of such Production Payment; and (ii) either (x) such Production

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    Payments were in existence on the Issue Date; (y) such Production Payments are entered into in connection with the acquisition of any property after the Issue Date and such Lien is created, incurred, issued or assumed in connection with the financing of, or within 90 days after the acquisition of, such property; or (z) such Production Payments do not exceed in the aggregate U.S.$5.0 million at any time outstanding;

(22) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(23) Liens incurred in the ordinary course of business of Paramount or any Subsidiary of Paramount with respect to obligations that do not in the aggregate exceed U.S.$5.0 million at any one time outstanding;

(24) Liens securing Permitted Refinancing Indebtedness in respect of Indebtedness that was secured by Permitted Liens and securing similar property; and

(25) Liens on any intercompany unsecured note of a Restricted Subsidiary of Paramount granted as security for debt securities issued by Paramount; PROVIDED that the principal amount and interest rate of such intercompany unsecured note shall not exceed the principal amount and interest rate, respectively, of the debt securities issued by Paramount;

PROVIDED, HOWEVER, that none of the Liens identified in the foregoing clauses (1) through (12) and (14) through (25) shall constitute Permitted Liens to the extent any such Liens are on or cover any Mirror Note or Mirror Note Guarantee (other than Liens in respect of or established by any of the Mirror Note Pledge Agreements).

In the event that a Lien meets the criteria of more than one of the categories of Permitted Liens described in clauses (1) through (25) above, Paramount may classify, or later reclassify, such Lien in whole or in part in any manner that complies with this definition, including by allocation to more than one other type of Permitted Lien.

"PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of Paramount or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Paramount or any of its Restricted Subsidiaries (other than intercompany Indebtedness); PROVIDED that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, a Mirror Note, a Mirror Note Guarantee or a Subsidiary Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the notes and is subordinated in right of payment to the notes or such Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Paramount or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

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"PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government, government body or agency or other entity.

"PRODUCTION PAYMENTS" means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

"RESTRICTED INVESTMENT" means an Investment other than a Permitted Investment.

"RESTRICTED SUBSIDIARY" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

"SEC" means the United States Securities and Exchange Commission.

"SECURITIES ACT" means the United States Securities Act of 1933, as amended.

"SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

"STATED MATURITY" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"SUBSIDIARY" means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"TAXES" means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

"TAXING AUTHORITY" means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

"UNRESTRICTED SUBSIDIARY" means (i) 910083 Alberta Ltd. (unless designated as a Restricted Subsidiary following the Issue Date in accordance with the terms of the indenture) and (ii) any other Subsidiary of Paramount that is designated by the Board of Directors of Paramount as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only to the extent that such other
Subsidiary:

(1) at the time of such designation, has no Indebtedness other than
    (i) Non-Recourse Debt and (ii) Indebtedness that could be guaranteed by Paramount in compliance with the covenant set forth under the caption "--Certain covenants--Restricted payments" (and the amount of such indebtedness under this clause (ii) shall be deemed to be an Investment by Paramount for purposes of such covenant);

(2) is not party to any agreement, contract, arrangement or understanding with Paramount or any Restricted Subsidiary of Paramount unless the terms of any such agreement, contract, arrangement

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    or understanding are no less favorable to Paramount or such Restricted
    Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Paramount;

(3) is a Person with respect to which neither Paramount nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Paramount or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Paramount as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolutions of the Board of Directors of Paramount giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "--Certain covenants--Designation of restricted and unrestricted subsidiaries". If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Paramount as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock", Paramount will be in default of such covenant. The Board of Directors of Paramount may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Paramount of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock", calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; (2) no Default or Event of Default would be in existence following such designation; and (3) if required pursuant to the covenant described under "--Certain covenants--Issuance of subsidiary guarantees and mirror note guarantees," such Unrestricted Subsidiary becomes a Guarantor pursuant to such covenant within 10 Business Days of the date on which it is so designated.

"VOLUMETRIC PRODUCTION PAYMENTS" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

"WHOLLY OWNED RESTRICTED SUBSIDIARY" of Paramount means any Restricted Subsidiary of which all of the outstanding Voting Stock (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law) is owned by Paramount or any other Wholly Owned Restricted Subsidiary.

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Interest coverage

Interest payments on our debt, based upon our consolidated financial statements, for the twelve month periods ended June 30, 2003 and December 31, 2002 were $30.0 million and $23.9 million, respectively (before giving effect to the offering of notes) and would have been $21.3 million and $41.3 million, respectively (after giving effect to the offering of notes and the application of the net proceeds therefrom). Our earnings (loss), based on our consolidated financial statements and before deduction of interest on long term debt and income tax, for the twelve month periods ended June 30, 2003 and December 31, 2002 was $(107.4) million and $(3.5) million, respectively. Our earnings would not have been sufficient to cover interest charges for the twelve month periods ended June 30, 2003 and December 31, 2002 by $137.4 million and $27.5 million, respectively (before giving effect to the offering of notes) and $128.7 million and $44.8 million, respectively (after giving effect to the offering of notes and the application of the net proceeds therefrom).

The following table shows our actual and adjusted interest coverage ratios in respect of EBITDAX calculated for the twelve month periods ended June 30, 2003 and December 31, 2002. The actual ratios are based upon our consolidated financial statements and the adjusted ratios give effect to this offering of notes and the application of the net proceeds therefrom.

                                                                 TWELVE MONTHS
                                                                     ENDED
                                                                 JUNE 30, 2003
                                                              --------------------
                                                               ACTUAL    ADJUSTED
----------------------------------------------------------------------------------
Interest coverage on debt (times)
-- EBITDAX(1)...............................................     8.5       12.0

------------

(1) EBITDAX divided by interest on debt. You should refer to note 1 to our Selected Financial Data table on page 26 for a definition of EBITDAX, a description of the use of EBITDAX and its intended purpose, and a reconciliation of EBITDAX to net income.

                                                                 TWELVE MONTHS
                                                                     ENDED
                                                               DECEMBER 31, 2002
                                                              --------------------
                                                               ACTUAL    ADJUSTED
----------------------------------------------------------------------------------
Interest coverage on debt (times)
-- EBITDAX(1)...............................................    10.5        6.1

------------

(1) EBITDAX divided by interest on debt. You should refer to note 1 to our Selected Financial Data table on page 26 for a definition of EBITDAX, a description of the use of EBITDAX and its intended purpose, and a reconciliation of EBITDAX to net income.

Refer to our consolidated financial statements included elsewhere in this prospectus. The interest coverages do not purport to be indicative of interest coverages for any future periods.

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Credit ratings

The notes have been assigned preliminary ratings of B by Standard & Poor's Corporation and B2 by Moody's Investors Service, Inc. Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated "B" are more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated "B" generally lack the characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

THE CREDIT RATINGS MENTIONED HEREIN ARE NOT A RECOMMENDATION TO PURCHASE, HOLD OR SELL THE NOTES OFFERED IN THIS PROSPECTUS AND DO NOT COMMENT AS TO MARKET PRICE OR SUITABILITY FOR A PARTICULAR INVESTOR. WE CAN NOT ASSURE INVESTORS THAT ANY RATING WILL REMAIN IN EFFECT FOR ANY GIVEN PERIOD OF TIME OR THAT ANY RATING WILL NOT BE REVISED OR WITHDRAWN ENTIRELY BY A RATING AGENCY IN THE FUTURE IF, IN ITS JUDGMENT, CIRCUMSTANCES SO WARRANT AND, IF ANY SUCH RATING IS SO REVISED OR WITHDRAWN, WE ARE NOT UNDER ANY OBLIGATION TO UPDATE THIS PROSPECTUS.

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Certain Canadian and U.S. income tax consequences

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective holder and no representation with respect to the tax consequences to any particular holder is made. Accordingly, prospective holders should consult with their own tax advisers for advice with respect to the income tax consequences of acquiring, holding and disposing of the notes having regard to their particular circumstances.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following describes the principal Canadian federal income tax considerations as of the date of this prospectus, generally applicable to a purchaser of notes (a "Non-Resident Holder") who, for the purposes of the INCOME TAX ACT (Canada) (the "ITA") at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the notes in carrying on a business in Canada, deals at arm's length with Paramount, is not an authorized foreign bank and is not an insurer that carries on an insurance business in Canada and elsewhere.

This summary takes into account the current provisions of the ITA and the regulations passed pursuant to the ITA (the "ITA Regulations") in force as of the date of this prospectus, any proposals to amend the ITA and the ITA Regulations publicly announced by the date of this prospectus by the federal Minister of Finance and the current published administrative practices of the Canada Customs and Revenue Agency. This description is not exhaustive of all Canadian federal income tax considerations and does not anticipate any changes in law whether by legislative, governmental or judicial action other than the passage of such publicly announced proposed amendments to the ITA or ITA Regulations, nor does it take into account provincial, territorial or foreign tax considerations which may differ from the Canadian federal income tax considerations described in this prospectus.

THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF NOTES. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN CANADIAN TAX ADVISORS WITH RESPECT TO THE CANADIAN INCOME TAX CONSIDERATIONS ASSOCIATED WITH THEIR PARTICIPATION IN THIS OFFERING.

Pursuant to the ITA, interest paid or credited or deemed to be paid or credited by Paramount on the notes as the case may be, to a Non-Resident Holder will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable pursuant to the ITA by a Non-Resident Holder in respect of the acquisition, ownership or disposition of the notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by U.S. Holders (as defined below) who acquire the notes at original issue for cash and hold the notes as a "capital asset" under Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not consider any tax consequences arising under United States federal gift and estate taxes or under the tax laws of any state, local or foreign jurisdiction. In addition, it does not include all of the rules that may affect the United States tax treatment of your investment in the notes. For example, special rules not discussed here may apply to you if you are:

- a broker-dealer, a dealer in securities or currencies, or a financial institution;

- a pass-through entity (e.g., a partnership) or an investor who holds the notes through a pass-through entity (e.g., a partner in a partnership);

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CERTAIN CANADIAN AND U.S. INCOME TAX CONSEQUENCES
--------------------------------------------------------------------------------

-  an insurance company;

-  a tax-exempt organization;

-  subject to the alternative minimum tax provisions of the Code;

- holding the notes as part of a hedge, straddle or other risk reduction or constructive sale transaction, conversion transaction or a synthetic security or other integrated transaction;

-  a U.S. Holder whose "functional currency" is not the U.S. dollar; or

-  a holder who is not a U.S. Holder.

Furthermore, the discussion below is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions as of the date of this prospectus, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the United States Internal Revenue Service ("IRS") will take a similar view as to any of the U.S. federal income tax consequences described in this summary.

PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE UNITED STATES, CANADIAN AND OTHER INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS. THIS SUMMARY MAY NOT COVER YOUR PARTICULAR CIRCUMSTANCES BECAUSE IT DOES NOT CONSIDER FOREIGN, STATE OR LOCAL TAX RULES, DISREGARDS CERTAIN UNITED STATES FEDERAL TAX RULES AND DOES NOT DESCRIBE FUTURE CHANGES IN UNITED STATES FEDERAL TAX RULES. PLEASE CONSULT YOUR TAX ADVISOR RATHER THAN RELYING ON THIS
GENERAL DESCRIPTION.

UNITED STATES HOLDERS

If you are a "United States Holder", as defined below, this section applies to you.

DEFINITION OF UNITED STATES HOLDER. You are a "United States Holder" if you hold the notes and you are:

-  an individual who is a citizen or resident of the United States;

- a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or of any of its political subdivisions;

- an estate, the income of which is subject to United States federal income tax regardless of its source; or

- a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has properly elected under applicable United States Treasury regulations to continue to be treated as a United States person.

PAYMENTS OF INTEREST. Interest received on the notes is generally taxable to you as ordinary interest income. You generally must pay United States federal income tax on the interest on the notes:

- when it accrues, if you use the accrual method of accounting for United States federal income tax purposes; or

- when you receive it, if you use the cash method of accounting for United States federal income tax purposes.

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CERTAIN CANADIAN AND U.S. INCOME TAX CONSEQUENCES
--------------------------------------------------------------------------------

In additional to interest on the notes, you will be required to include in income any additional amounts and any taxes withheld from interest payments, notwithstanding that you do not in fact receive such withheld taxes. You may be entitled to claim a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for any Canadian income taxes withheld paid to the Canadian taxing authorities. You are encouraged to consult your tax advisor regarding the availability of the foreign tax credit for your particular circumstances.

SALE OR OTHER TAXABLE DISPOSITION OF THE NOTES. You must recognize a gain or loss on the sale, exchange, redemption, repurchase, retirement or other taxable disposition of a Note. The amount of your gain or loss equals the difference between the amount you receive for the Note (in cash or other property, valued at fair market value), minus the amount attributable to accrued interest on the Note (which will be taxable as interest income if not previously included in gross income), minus your adjusted tax basis in the Note. Your initial tax basis in a Note equals the price you paid for the Note.

Any such gain or loss on a taxable disposition of a Note as described in the foregoing paragraph will generally constitute a capital gain or loss and will be a long-term capital gain or loss if you held such Note for more than one year. Under current law, net capital gains of non-corporate taxpayers under certain circumstances are taxed at lower rates than items of ordinary income. The deduction of capital losses is subject to certain limitations. If you are a U.S. resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source gain or loss, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING. In general, information reporting requirements will apply to payments of interest on, and the proceeds of the sale or other disposition of, a Note to U.S. Holders other than certain exempt recipients (including, among others, corporations and certain tax-exempt organizations). In addition, if you are not an exempt recipient, you may be subject to backup withholding tax, currently at a rate of 28%, with respect to such payments. The backup withholding tax will not apply to you if you provide your taxpayer identification number ("TIN") in the prescribed manner unless:

-  the TIN you provided is incorrect;

- you are notified by the IRS that you have failed to properly report payments of interest and dividends; or

- in some circumstances, you fail to certify under penalties of perjury that you have furnished a correct TIN and that you are not subject to backup withholding.

If the backup withholding tax does apply to you, you may use the amounts withheld as a refund or credit against your United States federal income tax liability as long as you provide certain information to the IRS. A U.S. Holder who does not provide a correct TIN may be subject to penalties imposed by the IRS.

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                                                                             111
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Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement between us and the underwriters, the underwriters named below, for whom UBS Securities LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of notes listed opposite their respective names:

                                                              PRINCIPAL AMOUNT
UNDERWRITERS                                                      OF NOTES
------------------------------------------------------------------------------
UBS Securities LLC..........................................  U.S.$107,485,000
CIBC World Markets Corp.....................................        22,505,000
Harris Nesbitt Corp.........................................        22,505,000
Scotia Capital (USA) Inc....................................        22,505,000
                                                              ----------------
Total.......................................................  U.S.$175,000,000
                                                              ================

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus, if any notes are purchased under the underwriting agreement. The obligations of the underwriters under the underwriting agreement may, in certain circumstances, be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of specified events.

This offering is being made by prospectus in the United States. The notes will not be qualified for sale in Canada under the securities laws of any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada except (i) through a registered dealer or pursuant to an exemption from the registration requirements; and (ii) pursuant to an exemption from the prospectus requirements of applicable Canadian securities laws.

The underwriters initially propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus. After the underwriters have made a reasonable effort to sell all of the notes at the initial public offering price, the offering price may be decreased, and further changed from time to time, to an amount not greater than the initial offering price and the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the notes is less than the gross proceeds paid by the underwriters to us.

The following table shows the underwriting commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                PAID BY
                                                              THE COMPANY
-------------------------------------------------------------------------
Per note....................................................     2.25%

We estimate that the total expenses payable by us in connection with this offering, other than the underwriting commissions referred to above, will be approximately U.S.$1.3 million. These expenses primarily consist of legal, accounting, printing and filing fees related to the offering.

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
UNDERWRITING
--------------------------------------------------------------------------------

The notes are a new issue of securities with no established trading market. We do not intend to apply for a listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by some of the underwriters that they presently intend to make a market for the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Until the distribution of the notes is completed, rules of the SEC and Alberta Securities Commission may limit the ability of the underwriters to bid for and purchase the notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

We and the underwriters have agreed to indemnify each other against specified liabilities, including liabilities under Canadian provincial securities legislation and the United States Securities Act of 1933, as amended.

Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with U.S. National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the U.S. National Association of Securities Dealers Conduct rules 2710(c)(8) and 2720. Pursuant to those rules, the yield of a debt security can be no lower than that recommended by a qualified independent underwriter, or "QIU", which has participated in the preparation of this prospectus and performed its usual standard of due diligence with respect to this prospectus. In accordance with this requirement, UBS Securities LLC has agreed to act as QIU with respect to the offering, and the yield of the notes will be no lower than that recommended by UBS Securities LLC. UBS Securities LLC has performed due diligence investigations and reviewed and participated in the preparation of this prospectus.

CIBC World Markets Corp., Harris Nesbitt Corp. and Scotia Capital (USA) Inc. are each affiliates of banks which are lenders to us under our senior credit facility. An affiliate of UBS Securities LLC is expected to become a lender of ours under our proposed new senior credit facility after the closing of this offering. See "Description of other indebtedness". Additionally, Harris
Nesbitt Corp. is an affiliate of a bank that is a lender to Paramount Oil and Gas Ltd., a significant shareholder of ours. Accordingly, we may be considered a connected issuer of each of UBS Securities LLC, CIBC World Markets Corp., Harris Nesbitt Corp. and Scotia Capital (USA) Inc. in connection with this offering for the purposes of applicable Canadian securities laws.

As of June 30, 2003, we were indebted to the banks of which CIBC World
Markets Corp., Harris Nesbitt Corp. and Scotia Capital (USA) Inc. are affiliates in the aggregate amount of $274.9 million under our existing senior credit facility. We are in compliance with all material terms of the agreements governing our existing senior credit facility. From time to time the banks have waived compliance by

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                                                                             113

UNDERWRITING
--------------------------------------------------------------------------------

us with various covenants (not including payment covenants) in our existing senior credit facility. The facility is secured by a first floating charge over all our present and future property and the present and future property of our material subsidiaries (as defined in the facility), a fixed charge on certain of our oil and gas properties and those of our material subsidiaries and a security interest in all of our personal property and that of our material subsidiaries. Our obligations are also guaranteed by each of our material subsidiaries.

Neither our financial position nor the value of the security under our existing senior credit facility have changed substantially since the debt under our existing senior credit facility was incurred, except as discussed in this prospectus.

The decision to distribute the notes offered by this prospectus and the determination of the terms of the distribution were made through negotiations between us, UBS Securities LLC, CIBC World Markets Corp., Harris Nesbitt Corp. and Scotia Capital (USA) Inc. The banks of which UBS Securities LLC, CIBC World Markets Corp., Harris Nesbitt Corp. and Scotia Capital (USA) Inc. are affiliates did not have any involvement in that decision or determination, but those banks have been advised of the issuance of the notes and the terms of the issuance. In connection with the distribution of the notes, each of UBS Securities LLC, CIBC World Markets Corp., Harris Nesbitt Corp. and Scotia Capital (USA) Inc. will receive its share of the underwriters' fee, and most or all of the net proceeds of this offering will be paid to banks affiliated with each of CIBC World Markets Corp., Harris Nesbitt Corp. and Scotia Capital (USA) Inc. to repay debt under our existing senior credit facility.

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114

--------------------------------------------------------------------------------

Legal matters

Legal matters in connection with this offering will be passed upon for us by Torys LLP, New York, New York (concerning matters of U.S. law), and Macleod Dixon LLP, Calgary, Alberta (concerning matters of Canadian law). The partners of Torys LLP and Macleod Dixon LLP beneficially own less than 1% of our outstanding shares.

Legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York (concerning matters of U.S. law) and Osler, Hoskin & Harcourt LLP, Calgary, Alberta (concerning matters of Canadian law). The partners of Cahill Gordon & Reindel LLP and Osler, Hoskin & Harcourt LLP beneficially own less than 1% of our outstanding shares.

Experts

The financial statements of Paramount Resources Ltd., as of December 31, 2002 and 2001, included in this prospectus have been audited by Ernst & Young LLP, Chartered Accountants, as stated in their report appearing herein.

The financial statements of Summit Resources Limited, as of December 31, 2001 and 2000, included in this prospectus have been audited by KPMG LLP, Chartered Accountants, as stated in their report appearing herein.

Extracts and summaries from the reserves report of McDaniel & Associates Consultants Ltd. which are included and incorporated by reference in this prospectus, have been included in reliance upon the authority of McDaniel & Associates Consultants Ltd. as experts in giving such reports. The partners and associates of McDaniel & Associates Consultants Ltd. beneficially own less than 1% of our outstanding shares.

Extracts and summaries from the reports of Sproule Associates Limited of Calgary, Alberta and Sproule Associates Inc. of Denver, Colorado, which are included and incorporated by reference in this prospectus, have been included in reliance upon the authority of Sproule Associates Limited and Sproule
Associated Inc. as experts in giving such reports. The partners and associates of each of Sproule Associates Limited and Sproule Associates Inc. beneficially own less than 1% of our outstanding shares.

Documents incorporated by reference

The following documents filed with securities commissions or similar authorities in certain of the provinces of Canada are specifically incorporated by reference in and form an integral part of this prospectus:

- our revised annual information form dated March 19, 2003 for the fiscal year ended December 31, 2002;

- our management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2002;

- our management's discussion and analysis of financial condition and results of operations for the six months ended June 30, 2003;

- our management proxy circular dated March 19, 2003 prepared in connection with our annual meeting of shareholders held June 26, 2003 (except for the sections entitled "Report on Executive

--------------------------------------------------------------------------------

DOCUMENTS INCORPORATED BY REFERENCE
--------------------------------------------------------------------------------

  Compensation and Compensation Committee", "Stock Performance Graph" and
   "Corporate Governance");

- our material change report dated February 3, 2003 describing receipt of regulatory approvals for our reorganization involving the transfer of substantially all of our northeastern Alberta properties to Paramount Energy Trust;

- our material change report dated March 11, 2003 describing the closing of the disposition of our northeastern Alberta properties; and

- our material change report dated May 13, 2003 describing our intention to make a normal course issuer bid commencing May 15, 2003 and ending May 14, 2004.

Any documents of the type referred to above (excluding confidential material change reports), any audited or unaudited consolidated financial statements and any management's discussion and analysis of financial condition and results of operations subsequently filed by us with securities commissions or similar authorities in the relevant provinces of Canada after the date of this prospectus and prior to the termination of the distribution under this prospectus, shall be deemed to be incorporated by reference in this prospectus. In addition, to the extent that any documents referred to above are also filed with, or furnished on Form 6-K to, the SEC after the date of this prospectus and prior to the termination of this offering, those documents or reports shall be deemed to be incorporated by reference as exhibits to the registration statement relating to the offering of the notes.

ANY STATEMENT CONTAINED HEREIN OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS INCORPORATED OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

Our audited consolidated financial statements as at and for the years ended December 31, 2002 and 2001 and our unaudited consolidated financial statements as at and for the six month periods ended June 30, 2003 and 2002 included in this prospectus supersede our consolidated financial statements for the same periods filed by us with securities commissions or similar authorities in certain of the provinces of Canada which otherwise, if they were not superseded, would have been incorporated by reference in this prospectus.

The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to have a lower likelihood of recovery than proved reserves. Some reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" and "proven plus probable" reserve information, is prohibited in filings with the SEC subject to SEC reporting and disclosure requirements. For additional differences between Canadian and U.S. standards

--------------------------------------------------------------------------------
116

DOCUMENTS INCORPORATED BY REFERENCE
--------------------------------------------------------------------------------

of reporting reserves and production, see "Risk factors--There are differences in U.S. and Canadian practices for reporting reserves and production" in this prospectus.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated in this prospectus by reference may be obtained upon request without charge from our Corporate Secretary at Suite 4700, 888 Third Street S.W., Bankers Hall West, Calgary, Alberta, Canada, T2P 5C2,
(403) 290-3600.

Documents filed as part of the U.S. registration statement

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part:

-  the documents referred to under "Documents incorporated by reference";

-  consents of accountants and counsel;

-  consents of petroleum engineers;

-  form of indenture;

-  form of underwriting agreement;

-  trustee statement of eligibility on Form T-1;

-  interest coverage ratios; and

-  powers of attorney.

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                                                                             117

--------------------------------------------------------------------------------

INDEX TO FINANCIAL STATEMENTS

Paramount Resources Ltd. Unaudited Pro Forma Consolidated
  Statements of Earnings (Loss)
  for the Year Ended December 31, 2002, the Six Month Period
  Ended June 30, 2003 and the Six Month Period Ended
  June 30, 2002.............................................     F-2

Paramount Resources Ltd. Audited Consolidated Financial
  Statements for the Years Ended December 31, 2002 and
  2001......................................................    F-12

Paramount Resources Ltd. Unaudited Interim Consolidated
  Financial Statements for the Six Month Periods Ended
  June 30, 2003 and 2002....................................    F-35

Summit Resources Limited Audited Consolidated Financial
  Statements for the Years Ended December 31, 2001 and
  2000......................................................    F-48

Summit Resources Limited Unaudited Interim Consolidated
  Financial Statements for the Three Month Periods Ended
  March 31, 2002 and 2001...................................    F-64

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

COMPILATION REPORT

To the Directors of Paramount Resources Ltd.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated statements of earnings (loss) of Paramount Resources Ltd. for the year ended December 31, 2002, and the six month periods ended June 30, 2003 and 2002. These unaudited pro forma consolidated statements have been prepared for inclusion in the short form prospectus of Paramount Resources Ltd. dated October 22, 2003. In our opinion, the unaudited pro forma consolidated statements of earnings have been properly compiled to give effect to the transactions and the assumptions described in the notes thereto.

Calgary, Canada                                       (Signed) ERNST & YOUNG LLP

October 22, 2003                                           Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. Standards of reporting generally accepted in the United States do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards, we would be unable to express any opinion with respect to the compilation of the accompanying unaudited pro forma consolidated statements of earnings.

Calgary, Canada                                (Signed) ERNST & YOUNG LLP
October 22, 2003                               Chartered Accountants

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2002

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

                                                       SUMMIT
                                    PARAMOUNT      RESOURCES LTD.
                                 RESOURCES LTD.      SIX MONTHS                                   NE ALBERTA
                                   YEAR ENDED           ENDED          SUMMIT                   ASSET DISPOSAL
                                  DECEMBER 31,        JUNE 30,        PRO FORMA                   PRO FORMA
                                      2002              2002         ADJUSTMENTS      NOTE       ADJUSTMENTS       NOTE
--------------------------------------------------------------------------------------------------------------------------
REVENUE
Petroleum and natural gas
 sales.........................      $384,188          $ 60,834       $     --                    $(123,739)     2(b)(iii)
Commodity hedging gain.........        46,813                --             --                      (13,692)     2(b)(vi)
Royalties (net of ARTC)........       (74,444)          (11,774)          (892)    2(a)(iii)         21,886      2(b)(iii)
Gain on sale of investments....        40,830                --             --                           --
Other income...................         2,111                --             --                           --
                                     --------          --------       --------                    ---------
                                      399,498            49,060           (892)                    (115,545)
                                     --------          --------       --------                    ---------

EXPENSES
Operating......................        86,067            11,122             --                      (30,265)     2(b)(iii)
Interest.......................        23,943               669          8,825     2(a)(ii)         (14,163)     2(b)(i)
Surmont compensation...........       (37,291)               --             --                           --
General and administrative.....        16,212             3,794             --                       (4,067)     2(b)(ii)
Geological and geophysical.....         9,303                --          1,478     2(a)(iv)            (367)     2(b)(iii)
Dry hole costs.................       120,058                --          1,812     2(a)(iv)            (246)     2(b)(iii)
Lease rentals..................         4,552                --            463     2(a)(iv)          (1,914)     2(b)(iii)
(Gain) loss on sales of
 property and equipment........           (12)               --             --                         (134)     2(b)(iii)
Capital and production taxes...            --             1,786         (1,786)    2(a)(iii)             --
Provision for future site
 restoration and abandonment...         3,437               916             --                       (1,732)     2(b)(iv)
Depletion and depreciation.....       169,433            24,237         10,707     2(a)(i)          (49,174)     2(b)(iv)
Writedown of petroleum and
 natural gas properties........        31,254                --             --                           --
                                     --------          --------       --------                    ---------
                                      426,956            42,524         21,499                     (102,062)
                                     --------          --------       --------                    ---------
(LOSS) EARNINGS BEFORE TAXES...       (27,458)            6,536        (22,391)                     (13,483)
                                     --------          --------       --------                    ---------

INCOME AND OTHER TAXES
Current income tax.............            --            10,000             --                           --
Large corporations tax and                                                         2(a)(iii)
 other.........................         9,150                --          1,172     2(a)(v)           (6,410)     2(b)(v)
Future income tax (recovery)...       (46,915)           (7,042)       (10,134)    2(a)(vi)         (12,801)     2(b)(v)
                                     --------          --------       --------                    ---------
                                      (37,765)            2,958         (8,962)                     (19,211)
                                     --------          --------       --------                    ---------
NET EARNINGS FOR THE PERIOD....      $ 10,307          $  3,578       $(13,429)                   $   5,728
                                     ========          ========       ========                    =========

NET EARNINGS PER COMMON SHARE
Basic..........................         $0.17
Diluted........................          0.16

WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING (in thousands)
Basic..........................        59,458
Diluted........................        59,567


                                  PRO FORMA
                                 CONSOLIDATED
-------------------------------  ------------
REVENUE
Petroleum and natural gas
 sales.........................    $321,283
Commodity hedging gain.........      33,121
Royalties (net of ARTC)........     (65,224)
Gain on sale of investments....      40,830
Other income...................       2,111
                                   --------
                                    332,121
                                   --------
EXPENSES
Operating......................      66,924
Interest.......................      19,274
Surmont compensation...........     (37,291)
General and administrative.....      15,939
Geological and geophysical.....      10,414
Dry hole costs.................     121,624
Lease rentals..................       3,101
(Gain) loss on sales of
 property and equipment........        (146)
Capital and production taxes...          --
Provision for future site
 restoration and abandonment...       2,621
Depletion and depreciation.....     155,203
Writedown of petroleum and
 natural gas properties........      31,254
                                   --------
                                    388,917
                                   --------
(LOSS) EARNINGS BEFORE TAXES...     (56,796)
                                   --------
INCOME AND OTHER TAXES
Current income tax.............      10,000
Large corporations tax and
 other.........................       3,912
Future income tax (recovery)...     (76,892)
                                   --------
                                    (62,980)
                                   --------
NET EARNINGS FOR THE PERIOD....    $  6,184
                                   ========
NET EARNINGS PER COMMON SHARE
Basic..........................       $0.10
Diluted........................        0.10
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING (in thousands)
Basic..........................      59,458
Diluted........................      59,567

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

                                                                   NE ALBERTA
                                                                 ASSET DISPOSAL
                                                  PARAMOUNT        PRO FORMA                   PRO FORMA
                                               RESOURCES LTD.     ADJUSTMENTS       NOTE      CONSOLIDATED
----------------------------------------------------------------------------------------------------------
REVENUE
Petroleum and natural gas sales..............      $251,217         $(30,272)     2(b)(iii)     $220,945
Commodity hedging loss.......................       (44,322)           5,341      2(b)(vi)       (38,981)
Royalties (net of ARTC)......................       (50,912)           6,374      2(b)(iii)      (44,538)
Loss on sale of investments..................        (1,020)              --                      (1,020)
Other income.................................           671               --                         671
                                                   --------         --------                    --------
                                                    155,634          (18,557)                    137,077
                                                   --------         --------                    --------

EXPENSES
Operating....................................        37,168           (4,928)     2(b)(iii)       32,240
Interest.....................................        11,296           (2,586)     2(b)(i)          8,710
General and administrative...................         9,357             (255)     2(b)(ii)         9,102
Geological and geophysical...................         4,171               --                       4,171
Dry hole costs...............................        19,449               --                      19,449
Lease rentals................................         1,477               --                       1,477
Loss on sales of property and equipment......        20,794               --                      20,794
Provision for future site restoration and
 abandonment.................................         2,195             (258)     2(b)(iv)         1,937
Depletion and depreciation...................        83,183           (4,313)     2(b)(iv)        78,870
Writedown of petroleum and natural gas
 properties..................................         9,868               --                       9,868
                                                   --------         --------                    --------
                                                    198,958          (12,340)                    186,618
                                                   --------         --------                    --------
LOSS BEFORE TAXES............................       (43,324)          (6,217)                    (49,541)
                                                   --------         --------                    --------

INCOME AND OTHER TAXES
Large corporations tax and other.............         1,288                                        1,288
Future income tax recovery...................       (43,800)          (3,793)     2(b)(v)        (47,593)
                                                   --------         --------                    --------
                                                    (42,512)          (3,793)                    (46,305)
                                                   --------         --------                    --------
NET LOSS FOR THE PERIOD......................      $   (812)        $ (2,424)                   $ (3,236)
                                                   ========         ========                    ========

NET LOSS PER COMMON SHARE
Basic........................................        $(0.01)                                      $(0.05)
Diluted......................................         (0.01)                                       (0.05)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
 (in thousands)
Basic........................................        60,084                                       60,084
Diluted......................................        60,343                                       60,343

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

FOR THE SIX MONTHS ENDED JUNE 30, 2002

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

                                                                                                  NE ALBERTA
                                                                       SUMMIT                   ASSET DISPOSAL
                                    PARAMOUNT          SUMMIT         PRO FORMA                   PRO FORMA
                                 RESOURCES LTD.    RESOURCES LTD.    ADJUSTMENTS      NOTE       ADJUSTMENTS       NOTE
--------------------------------------------------------------------------------------------------------------------------
REVENUE
Petroleum and natural gas
 sales.........................      $147,538          $ 60,834       $     --                     $(55,113)     2(b)(iii)
Commodity hedging gain.........        31,495                --             --                      (11,765)     2(b)(vi)
Gain on sale of investments....        40,105                --             --                           --
Royalties (net of ARTC)........       (25,600)          (11,774)          (892)    2(a)(iii)          8,856      2(b)(iii)
                                     --------          --------       --------                     --------
                                      193,538            49,060           (892)                     (58,022)
                                     --------          --------       --------                     --------

EXPENSES
Operating......................        40,542            11,122             --                      (15,917)     2(b)(iii)
Interest expense...............         5,237               669          8,825     2(a)(ii)          (9,494)     2(b)(i)
Surmont compensation...........       (37,960)               --             --                           --
General and administrative.....         5,752             3,794             --                       (2,278)     2(b)(ii)
Geological and geophysical.....         6,883                --          1,478     2(a)(iv)            (367)     2(b)(iii)
Dry hole costs.................         3,170                --          1,812     2(a)(iv)            (230)     2(b)(iii)
Lease rentals..................         1,624                --            463     2(a)(iv)          (1,228)     2(b)(iii)
(Gain) loss on sales of
 property and equipment........          (130)               --             --                         (134)     2(b)(iii)
Capital and production taxes...            --             1,786         (1,786)    2(a)(iii)             --
Provision for future site
 restoration and abandonment...         1,200               916             --                         (442)     2(b)(iv)
Depletion and depreciation.....        60,600            24,237         10,707     2(a)(i)          (24,042)     2(b)(iv)
Writedown of petroleum and
 natural gas properties........        40,000                --             --                           --
                                     --------          --------       --------                     --------
                                      126,918            42,524         21,499                      (54,132)
                                     --------          --------       --------                     --------
EARNINGS (LOSS) BEFORE TAXES...        66,620             6,536        (22,391)                      (3,890)
                                     --------          --------       --------                     --------

INCOME AND OTHER TAXES
Current income tax.............            --            10,000             --                           --
Large corporations tax and                                                         2(a)(iii)
 other.........................         1,230                --          1,172     2(a)(v)               --
Future income tax (recovery)...        19,864            (7,042)       (10,134)    2(a)(vi)          (5,641)     2(b)(v)
                                     --------          --------       --------                     --------
                                       21,094             2,958         (8,962)                      (5,641)
                                     --------          --------       --------                     --------
NET EARNINGS FOR THE PERIOD....      $ 45,526          $  3,578       $(13,429)                    $  1,751
                                     ========          ========       ========                     ========

NET EARNINGS PER COMMON SHARE
Basic..........................         $0.77
Diluted........................          0.76

WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING (in thousands)
Basic..........................        59,457
Diluted........................        59,524


                                  PRO FORMA
                                 CONSOLIDATED
-------------------------------  ------------
REVENUE
Petroleum and natural gas
 sales.........................    $153,259
Commodity hedging gain.........      19,730
Gain on sale of investments....      40,105
Royalties (net of ARTC)........     (29,410)
                                   --------
                                    183,684
                                   --------
EXPENSES
Operating......................      35,747
Interest expense...............       5,237
Surmont compensation...........     (37,960)
General and administrative.....       7,268
Geological and geophysical.....       7,994
Dry hole costs.................       4,752
Lease rentals..................         859
(Gain) loss on sales of
 property and equipment........        (264)
Capital and production taxes...          --
Provision for future site
 restoration and abandonment...       1,674
Depletion and depreciation.....      71,502
Writedown of petroleum and
 natural gas properties........      40,000
                                   --------
                                    136,809
                                   --------
EARNINGS (LOSS) BEFORE TAXES...      46,875
                                   --------
INCOME AND OTHER TAXES
Current income tax.............      10,000
Large corporations tax and
 other.........................       2,402
Future income tax (recovery)...      (2,953)
                                   --------
                                      9,449
                                   --------
NET EARNINGS FOR THE PERIOD....    $ 37,426
                                   ========
NET EARNINGS PER COMMON SHARE
Basic..........................       $0.63
Diluted........................        0.63
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING (in thousands)
Basic..........................      59,457
Diluted........................      59,524

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(ALL AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statements of earnings of Paramount Resources Ltd. ("Paramount") have been prepared for inclusion in this prospectus and U.S. registration statement (collectively the "Prospectus") to reflect both the acquisition of Summit Resources Ltd. ("Summit"), as described in note 2(a), and the disposition of assets to Paramount Energy Trust (the "Trust"), as described in note 2(b) (the "Trust transaction").

The unaudited pro forma consolidated statements of earnings have been prepared by management based upon information derived from the audited consolidated financial statements of Paramount for the year ended December 31, 2002, the unaudited consolidated financial statements of Paramount for the six month periods ended June 30, 2003 and June 30, 2002, and the unaudited consolidated financial statements of Summit for the six months ended June 30, 2002. In the opinion of management of Paramount, the unaudited pro forma consolidated statements of earnings have been prepared in accordance with Canadian generally accepted accounting principles and include all adjustments necessary for fair presentation of the transactions described in note 2. The unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the six month periods ended June 30, 2003 and 2002, give effect to the transactions as if they had occurred on January 1, 2002.

Accounting policies used in the preparation of the unaudited pro forma consolidated statements of earnings are consistent with those used in the historical financial statements of Paramount. The unaudited pro forma consolidated statements of earnings should be read in conjunction with the historical financial statements and the notes thereto of Paramount (which are included elsewhere in the Prospectus).

The unaudited pro forma consolidated statements of earnings may not be indicative of the results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

(a) SUMMIT ACQUISITION

On June 28, 2002, Paramount substantially completed the acquisition of 32,084,015 shares of Summit, representing all its issued and outstanding common shares, for cash consideration of $7.40 per share or approximately
$249.6 million including transaction costs. Had the acquisition occurred on January 1, 2002, 31,912,746 shares would have been acquired for cash consideration of $248.2 million including transaction costs. The acquisition of Summit was funded entirely by debt.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

-----------------------------------------------------------------------
ASSETS
  Accounts receivable.......................................  $ 13,997
  Petroleum and natural gas properties......................   419,642
  Goodwill..................................................    31,621
                                                              --------
                                                               465,260
                                                              --------

LIABILITIES
  Accounts payable..........................................    21,946
  Future income taxes.......................................   108,373
  Debt......................................................    74,513
  Site restoration..........................................    10,562
  Other liabilities.........................................       304
                                                              --------
                                                               215,698
                                                              --------
NET ASSETS ACQUIRED.........................................  $249,562
                                                              ========

The unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the six months ended June 30, 2002 give effect to the acquisition of Summit by Paramount and take into account the following adjustments:

 (i) Depletion and depreciation expense has been increased by $10,707 to reflect the pro forma increase in the carrying value of property, plant and equipment of $120.4 million as a result of the acquisition of Summit's oil and gas properties and the effect of converting Summit from the full cost to the successful efforts method of accounting.

 (ii) Increase in interest expense of $8,825 resulting from the increase in Paramount's bank debt to fund the acquisition of Summit. Interest has been recorded at 11.5% per annum on Paramount's bridge facility of $61.9 million and 6% per annum on the $175.5 million increase in its production facility.

(iii) Reclassification of Summit's capital and production taxes of $1,786 to royalties of $892 and large corporation tax of $894 to be consistent with Paramount's disclosure.

 (iv) Summit's geological and geophysical, dry hole costs and lease rentals have increased by $1,478, $1,812 and $463, respectively, to convert Summit's methods of accounting from full cost to successful efforts.

 (v) Increase in large corporations tax and other tax expense of $278 as a result of an increase in the Company's bank debt.

 (vi) Future taxes have been reduced by $10,134 to reflect the tax effect of the pro forma adjustments described above.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(b) TRUST TRANSACTION

During 2003, Paramount completed the formation and structuring of the Trust through the following transactions:

(1) On February 3, 2003, Paramount transferred to the Trust natural gas properties in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of the Trust.

(2) On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of the Trust. The dividend was paid to all holders of Paramount common shares of record on the close of business on February 11, 2003. The dividend was declared after the Trust received all regulatory clearances with respect to its final prospectus and registration statement in the United States. The final prospectus and registration statement qualified and registered (i) the Dividend Trust Units, (ii) Rights to purchase further Trust Units, and (iii) the Trust Units issuable upon exercise of the Rights.

(3) On March 11, 2003, in conjunction with the closing of a rights offering by the Trust, Paramount disposed of additional natural gas properties in Northeast Alberta to Paramount Operating Trust for net proceeds of $175 million.

The unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the six months ended June 30, 2003 and 2002 give effect to the Trust transaction and take into account the following adjustments:

 (i) Decrease in interest expense due to the assumed reduction in Paramount's debt of $250 million resulting from the cash consideration received. Interest has been recorded at 11.5% per annum on Paramount's bridge facility of $61.9 million and 6% per annum on the decrease in Paramount's production facility of $188.1 million. For the year ended December 31, 2002 and the six month periods ended June 30, 2003 and 2002, the reductions in interest expense were $14,163, $2,586 and $9,494, respectively.

 (ii) General and administrative expenses have been decreased as a result of the disposition of assets to the Trust. General and administrative expenses were allocated to the Trust based on proportionate oil and gas production levels of the Trust assets as compared to the remainder of Paramount's oil and gas assets. For the year ended December 31, 2002 and the six month periods ended June 30, 2003 and 2002, the reductions in general and administrative expenses were $4,067, $255 and $2,278, respectively.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(iii) Revenues, royalties and expenses that related specifically to the Trust assets have been removed for the respective periods, as follows:

                                                     SIX MONTHS                            SIX MONTHS
                                                       ENDED            YEAR ENDED           ENDED
                                                   JUNE 30, 2003    DECEMBER 31, 2002    JUNE 30, 2002
    ---------------------------------------------------------------------------------------------------
    Petroleum and natural gas sales..............     $30,272            $123,739           $55,113
    Royalties (net of ARTC)......................       6,374              21,886             8,856
    Operating expenses...........................       4,928              30,265            15,917
    Geological and geophysical...................          --                 367               367
    Dry hole costs...............................          --                 246               230
    Lease rentals................................          --               1,914             1,228
    (Gain) loss on sale of property and
      equipment..................................          --                (134)             (134)

 (iv) The provisions for depletion, depreciation and site restoration for each period have been reduced due to lower production levels as a result of the disposition of the Trust assets. The reduction for each period was determined based on proportionate oil and gas production levels of the Trust assets as compared to the remainder of Paramount's oil and gas assets. For the year ended December 31, 2002 and the six month periods ended June 30, 2003 and 2002, the reductions in depletion and depreciation expense were $49,174, $4,313 and $24,042 respectively. For the year ended December 31, 2002 and the six month periods ended June 30, 2003 and 2002, the reductions in the provision for site restoration were $1,732, $258 and $442 respectively.

 (v) Income tax expense has been adjusted to account for the Trust transaction. For the year ended December 31, 2002 and the six month periods ended
     June 30, 2003 and 2002, the reductions in future tax expense were $12,801, $3,793 and $5,641 respectively. For the year ended December 31, 2002 and the six month periods ended June 30, 2003 and 2002, the reductions in large corporations and other tax expense were $6,410, $nil and $nil, respectively.

 (vi) Commodity hedging gains (losses) have been allocated to the Trust based on proportionate oil and gas revenues for the Trust assets as compared to oil and gas revenues for the remainder of Paramount's assets. For the year ended December 31, 2002 and the six month periods ended June 30, 2003 and 2002, the commodity hedging gains (losses) allocated to the Trust were $13,692, ($5,341) and $11,765 respectively.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

3. RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The application of United States generally accepted accounting principles ("U.S. GAAP") would have the following effects on Paramount's pro forma net earnings (loss).

                                                     SIX MONTHS                            SIX MONTHS
                                                       ENDED            YEAR ENDED           ENDED
                                                   JUNE 30, 2003    DECEMBER 31, 2002    JUNE 30, 2002
-------------------------------------------------------------------------------------------------------
PRO FORMA NET EARNINGS (LOSS) FOR THE PERIOD.....     $ (3,236)          $  6,184           $ 37,426
ADJUSTMENTS, NET OF TAX
Forward foreign exchange contracts and other
  financial instruments(a).......................       10,660            (25,267)           (15,168)
Impairments and related change in depletion(b)...        3,870            (26,137)               267
Accounting for income taxes(d)...................      (33,400)                --                 --
Asset retirement obligation(e)...................         (521)                --                 --
Short term investments(f)........................           --                 --                361
                                                      --------           --------           --------
Earnings (loss) before accounting changes........      (22,627)           (45,220)            22,886
Change in accounting policy(e)...................        6,558                 --                 --
                                                      --------           --------           --------
PRO FORMA NET (LOSS) EARNINGS FOR THE PERIOD
  U.S. GAAP......................................     $(16,069)          $(45,220)          $ 22,886
                                                      ========           ========           ========

NET (LOSS) EARNINGS PER COMMON SHARE--
  U.S. GAAP
Basic   - Before change in accounting policy.....     $  (0.27)          $  (0.76)          $   0.38
       - Change in accounting policy.............        (0.11)                --                 --
                                                      --------           --------           --------
                                                      $  (0.38)          $  (0.76)          $   0.38
                                                      ========           ========           ========
Diluted - Before change in accounting policy.....     $  (0.27)          $  (0.76)          $   0.38
       - Change in accounting policy.............        (0.11)                --                 --
                                                      --------           --------           --------
                                                      $  (0.38)          $  (0.76)          $   0.38
                                                      ========           ========           ========

------------

(a) FORWARD FOREIGN EXCHANGE CONTRACTS AND OTHER FINANCIAL INSTRUMENTS--The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses.

    In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction. The fair values of the contracts deemed to be hedges are not reflected in the financial statements.

    For U.S. purposes, the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. With the adoption of this standard all derivative instruments are recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

    Management has not designated any of the currently held financial instruments as hedges for U.S. GAAP purposes and accordingly these derivatives have been recognized on the balance sheet at fair value with the change in their fair value recognized in earnings.

    For the year ended December 31, 2002 and the six months ended June 30, 2002, additional charges of $43.7 million (net of tax--$25.3 million) and $26.2 million (net of tax--$15.2 million), respectively, would have been recorded under

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

    U.S. GAAP. For the six months ended June 30, 2003, additional income of $18.2 million (net of tax--$10.7 million) would have been recorded under U.S. GAAP.

(b) IMPAIRMENTS--Under both U.S. and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under U.S. GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its net recoverable amounts (undiscounted). For the six months ended June 30, 2003 and 2002 there were no additional impairment charges recognized under U.S. GAAP, whereas for the year ended December 31, 2002, an additional impairment charge of $46.1 million (net of tax--$26.6 million) and a reduction in depletion expense of $0.9 million (net of tax--
    $0.5 million) would have been recorded under U.S. GAAP. The impairment of properties under U.S. GAAP decreased depletion expense for the six months ended June 30, 2003 and 2002 by $6.6 million (net of tax--$3.9 million) and $0.5 million (net of tax--$0.3 million), respectively. The resulting differences in recorded carrying values of impaired assets result in further differences in depreciation, depletion and amortization expense in subsequent years.

    The Canadian Institute of Chartered Accountants (the "CICA) has adopted a new standard that will eliminate this U.S./Canadian GAAP difference going forward.

(c) DISCONTINUED OPERATIONS--Under U.S. GAAP, the transaction resulting in the disposal of the Trust Assets to the Trust as described in note 2 would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets" had been met. Accordingly, net earnings from discontinued operations of $3.8 million, net of tax, for the six months ended June 30, 2003 (2002--$7.7 million) or $0.06 per basic and diluted common share (2002--$0.13 per basic and diluted common share) would be disclosed seperately after earnings from continuing operations under U.S. GAAP.

(d) DEFERRED INCOME TAXES--The Canadian liability method of accounting for income taxes is similar to the United States Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount's financial statements or tax returns. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. Under U.S. GAAP the benefit of $33.4 million from the change in substantively enacted tax rates in Canada is not reflected until the change is enacted.

(e) ASSET RETIREMENT OBLIGATION--Beginning on January 1, 2003, companies will be required to adopt FASB Statement No 143 "Accounting for Asset Retirement Obligations" ("FAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible assets. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. As at the date of adoption of January 1, 2003 the amount to be recorded as the fair value of the liability was estimated to be $30.2 million representing the discounted value of the total estimated future liability for the dismantlement, restoration and abandonment of wells and facilities. Under U.S. GAAP, the cumulative effect of adopting the new standard of $11.3 million (net of tax--$6.6 million) is reflected in net earnings in the period of adoption. Under U.S. GAAP there would have been an additional charge for the six month period ended June 30, 2003 of $0.9 million (net of tax--$0.5 million).

(f) SHORT TERM INVESTMENTS--Under U.S. GAAP, equity securities that are bought and sold in the short term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the securities are sold. As at June 30, 2002 the Company had unrealized holding gains of $0.6 million (net of tax--$0.4 million).

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

AUDITORS' REPORT

To the Directors of Paramount Resources Ltd.

We have audited the consolidated balance sheets of Paramount Resources Ltd. as at December 31, 2002 and 2001, and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada                                       (Signed) ERNST & YOUNG LLP

March 14, 2003 (except for note 16                         Chartered Accountants
which is as of October 22, 2003)

COMMENT BY AUDITORS FOR UNITED STATES READERS ON CANADIAN AND UNITED STATES REPORTING STANDARDS

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. As discussed in note 3 to the accompanying consolidated financial statements, in 2002 the Company changed its method of accounting for foreign currency translation to conform to the Canadian Institute of Chartered Accountants recommendations of section 1650 "Foreign Currency Translation" and changed its method of accounting for stock-based compensation to conform to the new Canadian Institute of Chartered Accountants recommendations of section 3870 "Stock-Based Compensation and Other Stock-Based Payments".

Calgary, Alberta                                                  (Signed) ERNST & YOUNG LLP
October 22, 2003                                                       Chartered Accountants

--------------------------------------------------------------------------------

Paramount Resources Ltd.
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF DOLLARS)

                                                                 AS AT DECEMBER 31,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
ASSETS (NOTE 6)

CURRENT ASSETS
  Cash......................................................  $       --    $      740
  Short-term investments (market value: 2002--$14,168;
    2001--$29,598) (note 14)................................      14,168        13,932
  Accounts receivable (note 11).............................      91,042        72,356
  Prepaid expenses..........................................      19,213        13,320
  Deferred hedging loss (note 11)...........................          --        17,638
                                                              ----------    ----------
                                                                 124,423       117,986
PROPERTY, PLANT AND EQUIPMENT, NET (NOTE 4).................   1,411,961     1,058,337
                                                              ----------    ----------
                                                              $1,536,384    $1,176,323
                                                              ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities..................  $  140,396    $   92,084
  Shareholder loan (notes 7 and 16).........................      33,000            --
  Bank loans (notes 6 and 16)...............................     498,097            --
                                                              ----------    ----------
                                                                 671,493        92,084
                                                              ----------    ----------
BANK LOANS (NOTES 6 AND 16).................................          --       314,148
DRILLING RIG INDEBTEDNESS (NOTE 5)..........................       1,443         2,452
MORTGAGE (NOTE 6)...........................................       6,730            --
PROVISION FOR FUTURE SITE RESTORATION AND ABANDONMENT
  COSTS.....................................................      22,954         8,955
DEFERRED REVENUE (NOTE 11)..................................       7,804         1,427
FUTURE INCOME TAXES (NOTE 9)................................     279,855       221,873
                                                              ----------    ----------
                                                                 318,786       548,855
                                                              ----------    ----------

COMMITMENTS AND CONTINGENCIES (NOTES 5, 11 AND 13)

SHAREHOLDERS' EQUITY
  Share capital (note 8)
  Issued and outstanding
    59,458,600 common shares (2001--59,453,600 common
      shares)...............................................     190,193       189,320
  Retained earnings.........................................     355,912       346,064
                                                              ----------    ----------
                                                                 546,105       535,384
                                                              ----------    ----------
                                                              $1,536,384    $1,176,323
                                                              ==========    ==========

On behalf of the Board

(Signed) C.H. RIDDELL                          (Signed) W.B. MACINNES
DIRECTOR                                       DIRECTOR

See accompanying notes to consolidated financial statements

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(THOUSANDS OF DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2002        2001
-----------------------------------------------------------------------------------
REVENUE
Petroleum and natural gas sales.............................  $431,001    $525,686
Royalties (net of ARTC).....................................   (74,444)    (99,706)
Gain on sale of investments (note 14).......................    40,830       2,982
Other income................................................     2,111        (295)
                                                              --------    --------
                                                               399,498     428,667
                                                              --------    --------

EXPENSES
Operating...................................................    86,067      61,045
Surmont compensation--net (note 10).........................   (37,291)         --
Interest....................................................    23,943      19,291
General and administrative..................................    16,212      12,346
Geological and geophysical..................................     9,303      10,646
Dry hole costs (note 4).....................................   120,058       8,944
Lease rentals...............................................     4,552       4,319
(Gain) loss on sales of property and equipment..............       (12)      1,537
Provision for future site restoration and abandonment
  costs.....................................................     3,437       2,400
Depletion and depreciation..................................   169,433     105,433
Write-down of petroleum and natural gas properties
  (note 4)..................................................    31,254          --
                                                              --------    --------
                                                               426,956     225,961
                                                              --------    --------
EARNINGS (LOSS) BEFORE TAXES................................   (27,458)    202,706
                                                              --------    --------

INCOME AND OTHER TAXES (NOTE 9)
Current income tax..........................................        --      25,000
Large corporations tax and other............................     9,150       2,729
Future income tax (recovery)................................   (46,915)     56,075
                                                              --------    --------
                                                               (37,765)     83,804
                                                              --------    --------
NET EARNINGS................................................    10,307     118,902
Retained earnings, beginning of year........................   346,064     228,934
Adoption of new accounting policies (note 3)................      (459)     (1,772)
                                                              --------    --------
RETAINED EARNINGS, END OF YEAR..............................  $355,912    $346,064
                                                              ========    ========

NET EARNINGS PER COMMON SHARE
  --basic...................................................  $   0.17    $   2.00
  --diluted.................................................  $   0.16    $   2.00
                                                              ========    ========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (thousands)
  --basic...................................................    59,458      59,454
  --diluted.................................................    59,567      59,527
                                                              ========    ========

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------

Paramount Resources Ltd.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2002        2001
-----------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings................................................  $ 10,307    $118,902
Add (deduct) non-cash items
  Write-down of Surmont assets..............................     9,136          --
  Depletion and depreciation................................   169,433     105,433
  Write-down of petroleum and natural gas properties........    31,254          --
  (Gain) loss on sales of property and equipment............       (12)      1,537
  Provision for future site restoration and abandonment
    costs...................................................     3,437       2,400
  Future income taxes.......................................   (46,915)     56,075
  Non-cash general and administrative expenses..............       342          --
Add items not related to operating activities
  Surmont compensation......................................   (46,427)         --
  Dry hole costs............................................   120,058       8,944
  Geological and geophysical costs..........................     9,303      10,646
                                                              --------    --------
CASH FLOW FROM OPERATIONS...................................   259,916     303,937
Increase (decrease) in deferred revenue.....................     6,073      (1,160)
Change in non-cash operating working capital (note 12)......    40,145     (17,677)
                                                              --------    --------
                                                               306,134     285,100
                                                              --------    --------
FINANCING ACTIVITIES
Bank loans--draws...........................................   146,952       3,627
Bank loans--repayments......................................   (37,516)         --
Shareholder loan............................................    33,000          --
Capital stock...............................................        72          --
Mortgage....................................................     6,730          --
Drilling rig indebtedness...................................    (1,009)     (2,027)
                                                              --------    --------
                                                               148,229       1,600
                                                              --------    --------
CASH FLOW PROVIDED BY OPERATING AND FINANCING ACTIVITIES....   454,363     286,700
                                                              --------    --------
INVESTING ACTIVITIES
Property, plant and equipment expenditures..................   209,848     266,172
Acquisition of Summit Resources Ltd. (note 2)...............   251,422          --
Petroleum and natural gas property acquisitions.............    28,420       8,345
Geological and geophysical costs............................     9,303      10,646
Proceeds on sale of property, plant and equipment...........    (4,423)     (2,857)
Surmont compensation........................................   (46,427)         --
Change in non-cash investing working capital (note 12)......     6,960       4,070
                                                              --------    --------
CASH FLOW USED IN INVESTING ACTIVITIES......................   455,103     286,376
                                                              --------    --------
(Decrease) increase in cash.................................      (740)        324
Cash, beginning of year.....................................       740         416
                                                              --------    --------
CASH, END OF YEAR...........................................  $     --    $    740
                                                              ========    ========

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Paramount Resources Ltd. ("Paramount" or the "Company") is involved in the exploration and development of petroleum and natural gas primarily in Western Canada. From its inception in 1978 until 1993, Paramount concentrated on the exploration and development of shallow gas in northeast Alberta. Commencing in 1993, Paramount diversified from its area of focus and added new core areas in central Alberta, northwest Alberta and the Liard Basin in northeast British Columbia and the southern Northwest Territories.

As a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies summarized below.

In the opinion of management, the consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which in the case of these financial statements, differ in certain respects from those in the United States. These differences are described in note 15.

(a) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Paramount Resources Ltd. and its wholly owned subsidiaries, Paramount Resources U.S. LLC, 586319 Alberta Ltd., Summit Resources Limited, Summit Resources, Inc., 977554 Alberta Ltd. and 910083 Alberta Ltd.

The Company accounts for its interest in a drilling company, a drilling partnership, a pipeline company, and an engineering company where it exercises joint control using proportionate consolidation whereby its pro-rata share of all assets, liabilities, revenues and expenses are combined on a line-by-line basis with similar items in the Company's financial statements.

(b) JOINT OPERATIONS

Certain of the Company's exploration, development and production activities related to petroleum and natural gas are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(c) SHORT-TERM INVESTMENTS

Short-term investments consist of common shares and convertible instruments held for sale. These investments are carried at the lower of cost and market value.

(d) INVENTORY

Natural gas in storage is carried at the lower of cost and net realizable value. Cost includes all amounts incurred to produce or purchase the related gas, transportation to the storage facility and the cost of storage. At December 31, 2002 and 2001, there was no natural gas inventory.

(e) PETROLEUM AND NATURAL GAS PROPERTIES

The Company follows the "Successful Efforts" Method of accounting for petroleum and natural gas operations. Under this method the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net cost of unproductive exploratory wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of property, plant and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 4 to 30%.

Producing areas and significant unproved properties are assessed annually, or as economic events dictate for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its undiscounted net recoverable amount.

(f) FUTURE SITE RESTORATION AND ABANDONMENT COSTS

Estimated future site restoration and abandonment costs are provided for in the financial statements. This estimate, net of expected recoveries, includes the cost of equipment removal and environmental cleanup based upon current regulations and economic circumstances at year end. Actual site restoration costs are deducted from the provision in the year incurred.

(g) FOREIGN CURRENCY TRANSLATION

The Company's foreign operations are considered integrated and are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in U.S. dollars are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the respective transaction dates. Revenues and expenses are translated at the average rate prevailing during the year. Translation gains and losses are reflected in income when incurred.

(h) FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instrument contracts to manage its exposure to petroleum and natural gas prices, the Canadian/U.S. dollar exchange rate and interest rate fluctuations. Gains or losses from foreign exchange and commodity hedge contracts are recognized as part of petroleum and natural gas sales in the same period as the related production revenue. Amounts received or paid under interest rate swaps are recognized in interest expense as incurred. The fair values of these contracts are not reflected in the financial statements. The Company does not enter into derivative instruments for trading or speculative purposes.

The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified future revenue stream. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional amount and the commodity price basis in the instruments all match the terms of the future revenue stream being hedged.

Realized and unrealized gains or losses associated with derivative financial instrument contracts that have been terminated or cease to be effective prior to maturity, are deferred as other current, or non-current, assets or liabilities on the balance sheet, as appropriate and recognized in earnings in the

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

(i) MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation and impairment of petroleum property and equipment and for site restoration and abandonment are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates and those related to the future cash flow used to assess impairment are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

(j) INCOME TAXES

The Company follows the liability method of tax accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change occurs.

(k) STOCK OPTION PLAN

The Company has a stock based compensation plan consisting of a stock option plan and a stock appreciation rights plan. These plans are described in note 8.

As options granted under the Company's employee stock option plan are issued at current market value, the option has no intrinsic value and therefore no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

Awards issued under the stock appreciation plan, that call for settlement in cash or other assets, are measured as the amount by which the quoted market value of the shares of the Company's stock covered by the grant exceeds the market price of the underlying stock. Changes, either increases or decreases, in the quoted market value of those shares between the date of grant and the measurement date is charged to earnings in the period of change.

(l) REVENUE RECOGNITION

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transaction and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(m) NET EARNINGS PER COMMON SHARE AMOUNTS

Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during the year. Diluted per common share amounts reflect the potential dilution that could occur if options to purchase common shares were exercised. The treasury stock method is used to determine the dilutive effect of stock options, whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

(n) GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed by the Company for impairment at least annually. Impairment is assessed based on a comparison of the fair value of the net assets acquired to the carrying value of the net assets, including goodwill. Any excess of carrying value over and above fair value is the impairment amount, and is charged to earnings in the applicable period.

2. ACQUISITION OF SUMMIT RESOURCES LIMITED

On May 12, 2002, Paramount and Summit Resources Limited ("Summit") jointly announced that they had entered into an agreement pursuant to which Paramount would make an offer to purchase all of the issued and outstanding common shares of Summit for cash consideration of $7.40 per share or approximately
$251.4 million, including acquisition costs. This transaction has been accounted for using the purchase method and is being accounted for as of the date of substantial completion of the acquisition of June 28, 2002.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company has not yet completed its final evaluation of the assets acquired and the liabilities assumed. Therefore, the purchase price is subject to change.


ASSETS
  Accounts receivable.......................................  $ 13,997
  Petroleum and natural gas properties......................   449,648
                                                              --------
                                                               463,645
                                                              --------

LIABILITIES
  Accounts payable..........................................    21,946
  Future income taxes.......................................   104,897
  Debt......................................................    74,513
  Site restoration..........................................    10,562
  Other liabilities.........................................       304
                                                              --------
                                                               212,223
                                                              --------
NET ASSETS ACQUIRED.........................................  $251,422
                                                              ========

The following table reflects unaudited pro forma combined results of operations of the Company and Summit on the basis that the Summit acquisition had taken place at the beginning of the fiscal years presented:

                                                                2002        2001
-----------------------------------------------------------------------------------
Petroleum and natural gas sales.............................  $321,283    $449,073
Net earnings................................................  $  6,184    $ 58,957
Net earnings per common share ($/share).....................      0.10        0.99

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

3. CHANGE IN ACCOUNTING POLICY

(a) STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants Standard on Stock-Based Compensation. Under this new standard, the Company's stock options and SARP, which can be settled in cash at the discretion of the employee, are accounted for at an amount equal to the difference between the exercise price and the fair value of the stock at the date of grant, resulting in a liability and corresponding compensation expense being recognized. The awards are remeasured at each reporting date. As permitted by the new standard, the Company applied the change retroactively for the SARP without restatement of individual prior periods. The impact of the adoption of the new standard on the financial statements as at January 1, 2002, was as follows:

Increase in liability.......................................    $459
Decrease in retained earnings...............................    $459

The recognized expense for the year ended December 31, 2002 was $342,000.

This new standard requires the presentation of pro forma net earnings as if the Company had accounted for its employee stock options granted after December 31, 2001, under the fair value method. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date of these awards, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                YEAR ENDED
                                                                            DECEMBER 31, 2002
----------------------------------------------------------------------------------------------
Net earnings................................................  as reported        $10,307
                                                              pro forma..        $10,258

Net earnings per common share--basic........................  as reported        $  0.17
                                                              pro forma..        $  0.17

Net earnings per common share--diluted......................  as reported        $  0.16
                                                              pro forma..        $  0.16

The fair value for these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rate of 5.8 percent; dividend yield of 0 percent; weighted-average volatility factor of the expected market price of the Company's common shares of 39.5 percent; and a weighted-average expected life of the options of 4 years.

(B) TREATMENT OF FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

In accordance with a newly issued Canadian Institute of Chartered Accountants ("CICA") accounting standard, the Company no longer defers and amortizes the gains or losses on foreign currency denominated long-term debt. Such gains or losses are reflected in the consolidated statement of earnings in the period incurred. The new standard has been applied retroactively without restatement of prior periods. The impact of the new standard on the results of the year ended December 31, 2002 was to increase net income by $0.4 million and reduce current assets and retained earnings by

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

$1.8 million, representing the cumulative deferred foreign exchange losses at the beginning of the period.

(C) BANK LOANS

On January 1, 2002, the Company adopted the new CICA recommendation regarding Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced. All borrowings where the lender has the right to demand repayment within 12 months (other than in the event of a default or breach of covenants) or where the lender has the right to refuse to roll-over the borrowing for a further lending period of longer than 12 months are required to be classified as current liabilities.

The impact of this change has been to increase current liabilities by the amount of any such borrowings then in place. At December 31, 2002, this change has increased current liabilities by $498.1 million and reduced long-term bank loans by a corresponding amount.

4. PROPERTY PLANT AND EQUIPMENT

                                                 2002                          2001
                                      ---------------------------   ---------------------------
                                                     ACCUMULATED                   ACCUMULATED
                                                    DEPLETION AND                 DEPLETION AND
                                         COST       DEPRECIATION       COST       DEPRECIATION
-----------------------------------------------------------------------------------------------
Petroleum and natural gas             $1,240,250     $  326,074     $  919,667      $188,826
  properties........................
Gas plants, gathering systems and        664,058        214,655        507,976       185,527
  production equipment..............
Other...............................      27,056          8,679     $   12,462         7,415
                                      ----------     ----------     ----------      --------
                                      $1,931,364     $  549,408     $1,440,105      $381,768
                                      ----------     ----------     ----------      --------
Net book value......................          $1,381,956                    $1,058,337
                                      ===========================   ===========================

Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $367 million (2001--$402 million) are currently not subject to depletion.

The Company follows the Successful Efforts method of accounting for petroleum and natural gas operations. Under this method, the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. The cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. For the year ended December 31, 2002, the Company expensed $120.1 million in dry hole costs (2001--$8.9 million), of which $66.0 million related to exploratory projects in the United States. A portion of the dry hole costs expensed related to prior year capital projects that were determined in the current year to have no future economic value. An additional provision of $31.3 million has been recorded in respect of properties in Alberta and Saskatchewan whose net book values were in excess of undiscounted reserve values at December 31, 2002.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

5. JOINT VENTURES

The consolidated financial statements include the Company's proportionate share of the assets and liabilities of its joint ventures as follows:

                                                                2002       2001
---------------------------------------------------------------------------------
ASSETS
  Current assets............................................  $ 1,278    $ 1,983
  Property, plant and equipment.............................    8,520      6,822
                                                              -------    -------
                                                              $ 9,798    $ 8,805
                                                              =======    =======
LIABILITIES AND EQUITY
  Current liabilities.......................................  $ 9,239    $ 6,908
  Other liabilities.........................................    2,008      3,541
  Deficit...................................................   (1,449)    (1,644)
                                                              -------    -------
                                                              $ 9,798    $ 8,805
                                                              =======    =======
REVENUES....................................................  $ 2,591    $ 1,842
NET EARNINGS (LOSS).........................................  $   195    $(1,542)

CASH FLOW PROVIDED BY (USED IN)
  Operating activities......................................  $ 3,452    $ 2,654
  Financing activities......................................  $ 1,063    $(1,027)
  Investing activities......................................  $(4,515)   $(1,627)

Wilson Drilling Ltd. had a reducing term loan facility available to a maximum of $6.0 million at December 31, 2002. The loan is repayable in equal quarterly installments of $500,000 to December 2005. As at December 31, 2002, this facility had an effective interest rate of 5.5 percent (December 31, 2001--5.25%). Wilson Drilling Ltd. also has a long-term capital lease on one of its drilling rigs with a Canadian Chartered Bank in the amount of approximately $3 million. The lease runs until August 2007 and has an imputed interest rate of
8.9 percent. The Company has provided a guarantee as collateral for these facilities. Earnings attributed to services provided to the Company have been eliminated from the accompanying consolidated statement of earnings.

6. BANK LOANS

To finance the acquisition of Summit, the Company negotiated a $600 million senior credit facility with a syndicate of Canadian Chartered Banks, including a $466 million production facility, a $109 million bridge facility and a $25 million working capital facility. The term of the facility is to April 30, 2003 (see note 16(b)). Available borrowings under the bridge facility were permanently reduced by $47.1 million upon receipt of the Surmont settlement.

The term of the credit facility was initially structured to coincide with the closing of the transfer by the Company of a portion of its northeast Alberta assets to a newly formed energy trust. However, as this transaction had not yet closed as of December 31, 2002, the Company requested a formal extension of the existing facility. Accordingly, the loan facility has been classified as short-term. Upon closing of the "Trust" transaction, proceeds received by the Company from the sale of the assets to the Trust will be used to permanently reduce bank indebtedness (see note 16(a)).

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

The Company has provided a first floating charge over all the assets and a limited recourse guarantee from Paramount Oil and Gas Ltd., a related entity with a significant ownership interest in the Company. The facility bears interest at prime rates, bankers' acceptance rates or libor rates plus a margin ranging from 250 to 800 basis points. On October 1, 2002, the margins increased by 50 basis points and increased by the same amount on the first day of each month thereafter. There are no contractual repayment requirements under this facility.

As at December 31, the following amounts were drawn under this facility:

                                                                2002        2001
-----------------------------------------------------------------------------------
Production/working capital facility--current interest rate
  of 7.5%...................................................  $418,570    $     --
Bridge facility--current interest rate of 13%...............    44,900          --
LIBOR advances--current interest rate of 7.75%
  (2001--3.2%)..............................................    31,556      31,914
Wilson Drilling bank loan--current interest rate of 5.5%....     3,071          --
Bankers' acceptances--30 day average rate of 5.25% in
  2001......................................................        --     282,234
                                                              --------    --------
                                                              $498,097    $314,148
                                                              ========    ========

The Company has an office building which was acquired as a result of the acquisition of Summit Resources Limited. The building is mortgaged at an interest rate of 6.15 percent over a term of 5 years ending December 31, 2007.

The Company has letters of credit totaling $13.3 million outstanding with a Canadian Chartered Bank. These letters of credit reduce the amount available under the Company's existing credit facility.

7. RELATED PARTY TRANSACTIONS

The Company has an unsecured note payable in the amount of $33 million (2001--nil) to Paramount Oil and Gas Ltd. The note bears interest at bank prime plus 1 percent, and is repayable upon closing of a proposed rights offering by Paramount Energy Trust (see note 16). The effective interest rate on the note during 2002 was 5.5%.

8. SHARE CAPITAL

AUTHORIZED CAPITAL

The authorized capital of the Company is comprised of an unlimited number of non-voting preferred shares without nominal or par value, issuable in series, and an unlimited number of common shares without nominal or par value.

ISSUED CAPITAL

COMMON SHARES                                                   NUMBER      CONSIDERATION
-----------------------------------------------------------------------------------------
Balance December 31, 2000 and 2001..........................  59,453,600       $189,320
  Stock options exercised during the year...................       5,000             72
  Expenses recognized in respect of stock-based compensation
    during the year.........................................          --            801
                                                              ----------       --------
BALANCE DECEMBER 31, 2002...................................  59,458,600       $190,193
                                                              ==========       ========

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

STOCK OPTION PLAN/SHARE APPRECIATION RIGHTS PLAN

During 2001, the Company replaced the Share Appreciation Rights Plan (SARP) with an employee stock option plan. Under the plan, stock options are granted at the current market price on the date of issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company's common shares, or receiving common shares issued from Treasury. Regardless of the participants' request, the Company may determine, and has a history of doing so, to only issue common shares. Options granted vest over four years and have a four-and-a-half year contractual life. Share appreciation rights previously held by employees will be grandfathered until their expiry on January 31, 2004, and will be capped at a price of $14.50, that being the grant price of an equal number of stock options. Under the SARP, participants are entitled to receive a benefit of an amount equal to the positive difference between the exercise price and $14.50, which difference will be charged to general and administrative expenses. At December 31, 2002, 238,000 SARPs remained outstanding (December 31, 2001--479,000 SARPs). During 2002, 177,000 SARPs were exercised at a cost of $0.6 million (2001--329,500 SARPs, $1.7 million), which amount is charged to general and administrative expenses.

As at December 31, 2002, 5.9 million stock options were reserved for issuance under the Company's Employee Incentive Stock Option Plan, of which 1.9 million shares are outstanding, exercisable to September 30, 2006, at prices ranging from $12.00 to $16.50 per share.

                                                           2002                      2001
                                                  -----------------------   -----------------------
                                                    AVERAGE      RIGHTS/      AVERAGE      RIGHTS/
SARPS/STOCK OPTIONS                               GRANT PRICE    OPTIONS    GRANT PRICE    OPTIONS
---------------------------------------------------------------------------------------------------
Balance, beginning of year......................     $14.08     2,173,500      $12.72     1,184,500
  Granted.......................................      15.90        80,000       14.33     1,694,500
  Exercised.....................................      12.98      (195,000)      14.93      (329,500)
  Cancelled.....................................      14.23      (109,000)      14.16      (376,000)
                                                     ------     ---------      ------     ---------
Balance, end of year............................     $14.25     1,949,500      $14.08     2,173,500
                                                     ------     ---------      ------     ---------
SARPs/Options exercisable, end of year..........     $14.35       738,500      $13.23       213,500
                                                     ======     =========      ======     =========

The following summarizes information about stock options/SARPs outstanding at December 31, 2002:

                             NUMBER       WEIGHTED AVERAGE                          NUMBER        WEIGHTED
                         OUTSTANDING AT      REMAINING           WEIGHTED       EXERCISABLE AT     AVERAGE
                          DECEMBER 31,    CONTRACTUAL LIFE   AVERAGE EXERCISE    DECEMBER 31,     EXERCISE
YEAR OF GRANT                 2002            (YEARS)          PRICE/SHARE           2002        PRICE/SHARE
------------------------------------------------------------------------------------------------------------
2002...................        80,000             4               $15.90                --              --
2001...................     1,631,500             3               $14.35           618,000          $14.55
2000...................       167,000             2               $13.00            55,500          $13.00
1999...................        56,000             2               $14.00            50,000          $14.00
1998...................        15,000             1               $12.00            15,000          $12.00
                            ---------                             ------           -------          ------
                            1,949,500                             $14.25           738,500          $14.35
                            =========                             ======           =======          ======

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

PER SHARE AMOUNTS

The Company applies the treasury stock method to assess the dilutive effect of outstanding stock options on net earnings. The number of shares used in the calculation of diluted net earnings per share is determined as follows:

                                                                2002       2001
---------------------------------------------------------------------------------
Weighted average number of common shares
  outstanding--basic........................................   59,458     59,454
Dilutive effect of stock options and other dilutive
  instruments...............................................      109         73
                                                               ------     ------
Weighted average number of common shares
  outstanding--diluted......................................   59,567     59,527
                                                               ======     ======

The diluted net earnings per common share discussed above did not include 110,000 (2001--nil) stock options because the respective exercise prices exceeded the average market price of the common shares.

9. INCOME TAXES

The income tax provision differs from the expected income taxes obtained by applying the Canadian corporate tax rate to income before taxes as follows:

                                                                2002       2001
---------------------------------------------------------------------------------
Corporate tax rate..........................................     42.14%     43.18%
Calculated income tax (recovery) expense....................  $(11,571)  $ 87,528
Increase (decrease) resulting from:
  Non-deductible Crown charges, net of Alberta Royalty Tax
    Credit..................................................    10,449     41,394
  Federal resource allowance................................   (29,958)   (45,215)
  Provincial income tax rate adjustment.....................    (2,758)    (8,842)
  Large corporations tax and other..........................     9,150      2,729
  Non-taxable portion of gain on sale of investments........    (8,603)        --
  Other.....................................................    (4,474)     6,210
                                                              --------   --------
Income tax (recovery) expense...............................  $(37,765)  $ 83,804
                                                              ========   ========

COMPONENTS OF FUTURE INCOME TAXES                               2002        2001
-----------------------------------------------------------------------------------
The net future tax liability comprises:
Differences between tax base and reported amounts of
 depreciable assets.........................................  $288,676    $217,617
Share issue costs...........................................      (155)       (190)
Provision for future site restoration.......................    (7,255)     (2,867)
Deferred hedging loss.......................................        --       5,648
Other.......................................................     2,064       1,665
                                                              --------    --------
                                                              $283,330    $221,873
                                                              ========    ========

As at December 31, 2002, the Company has tax pools of approximately
$796.3 million (2001--$562.1 million) available for deduction against future taxable income.

10. SURMONT COMPENSATION

During 2000, the Alberta Energy and Utilities Board issued a decision regarding the Surmont natural gas/bitumen co-production issue. As a result of this decision, the Board ordered the shut-in of

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

approximately 22 MMcf/d of the Company's production. On February 28, 2002, the Company and the Surmont Gas Producers entered into a Memorandum of Agreement with the Province of Alberta effective May 1, 2000. The Memorandum provided for compensation of approximately $85 million to be paid to the Surmont Gas Producers by the Alberta Crown in the form of reduced royalties, as well as the granting to the Province of Alberta by the Surmont Gas Producers of an 11% gross overriding royalty encompassing certain wells, land and leases affected by the shut-in order of May 1, 2000.

In 2002, the Company received approximately $46.4 million in the form of reduced royalties from the Province of Alberta as compensation for its proportionate share of the settlement. The cash settlement, net of the net book value of wells, lands and leases in the affected area of approximately $9 million, has been recorded in net earnings in the current period.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments included in the Consolidated Balance Sheet are comprised of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, shareholder loan, bank loans, mortgage and drilling rig indebtedness.

(a) FOREIGN EXCHANGE HEDGES

The Company has entered into the following currency index swap transactions, fixing the exchange rate on receipts of U.S.$40.9 million for Cdn.$58.6 million over the next three years at Cdn.$1.4322. The U.S.$/Cdn.$ closing exchange rate was 1.5776 as at December 31, 2002 (December 31, 2001--1.5928).

                                                                              WEIGHTED AVERAGE
YEAR OF SETTLEMENT                                            U.S. DOLLARS     EXCHANGE RATE
----------------------------------------------------------------------------------------------
2003........................................................     $16,570           1.4302
2004........................................................      12,360           1.4333
2005........................................................      12,000           1.4337
                                                                 -------           ------
                                                                 $40,930           1.4322
                                                                 =======           ======

At December 31, 2002 the estimated fair value of these hedges based on the Company's assessment of available market information was a loss of $6.0 million (2001--loss of $4.6 million).

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

(b) NATURAL GAS COMMODITY PRICE HEDGES

At December 31, 2002, the Company has entered into financial forward sales arrangements as follows:

                                                 PRICE                    TERM
---------------------------------------------------------------------------------------------
AECO
10,000 GJ/d..................................       $5.46      November 2002--October 2003
20,000 GJ/d..................................       $5.06      November 2002--October 2003
20,000 GJ/d..................................       $5.25      November 2002--October 2003

NYMEX
20 MMcf/d....................................   U.S.$3.83      November 2002--October 2003
20 MMcf/d....................................   U.S.$3.90      November 2002--October 2003
10 MMcf/d....................................   U.S.$4.10      November 2002--October 2003

WTI
1,000 Bbl/d..................................  U.S.$24.07             May 2002--April 2004
1,000 Bbl/d..................................  U.S.$24.33      January 2003--December 2003

Had these financial contracts been settled on December 31, 2002, using prices in effect at that time and quotes from counterparties, the mark to market before tax loss would have totaled $28.7 million.

During 2002, $46.8 million of net gains related to commodity hedging contracts (2001--$15.8 million net gains) were included in the consolidated Statement of Earnings.

(c) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Borrowings under bank credit facilities and the issuance of commercial paper are for short periods and are market rate based, thus, carrying values approximate fair value. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at year-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to the Company.

The fair values of other financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, shareholder loan and bank loans approximate their carrying values due to the short-term maturity of those instruments.

The fair values of the mortgage and drilling rig indebtedness approximate their carrying values, as there have been no significant changes in long-term interest rates from the dates these liabilities were incurred to the balance sheet date.

(d) CREDIT RISK

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap and financial forward agreements. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risks.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

12. CHANGE IN NON-CASH WORKING CAPITAL

                                                                2002       2001
---------------------------------------------------------------------------------
Change in non-cash working capital:
  Short-term investments....................................  $   (236)  $ 11,257
  Accounts receivable.......................................   (18,686)    37,137
  Prepaid expenses..........................................    (5,893)    (4,862)
  Deferred hedging loss.....................................    17,638    (17,638)
  Accounts payable and accrued liabilities..................    48,312    (47,641)
  Less working capital deficiency acquired (note 2).........    (7,950)        --
                                                              --------   --------
                                                              $ 33,185   $(21,747)
                                                              --------   --------
  Operating activities......................................  $ 40,145   $(17,677)
  Investing activities......................................    (6,960)    (4,070)
                                                              --------   --------
                                                              $ 33,185   $(21,747)
                                                              ========   ========

Amounts paid during the year related to interest and large corporations and other taxes were as follows:

                                                                2002       2001
---------------------------------------------------------------------------------
Interest paid...............................................  $23,278    $19,135
Large corporations tax and other taxes paid.................  $20,447    $ 2,729

13. CONTINGENCIES

The Company is party to various legal claims associated with the ordinary conduct of business. The Company does not anticipate that these claims will have a material impact on the Company's financial position.

14. GAIN ON SALE OF INVESTMENTS

During the year, the Company recorded gains on disposal of its investments in Peyto Exploration and Development Corp. and other short-term investments of $40.8 million.

15. RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. The

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

application of United States generally accepted accounting principles ("U.S. GAAP") would have the following effects on Paramount's historical net earnings as reported:

                                                               YEAR ENDED      YEAR ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2002            2001
-------------------------------------------------------------------------------------------
NET EARNINGS FOR THE YEAR AS REPORTED.......................     $ 10,307        $118,902

ADJUSTMENTS, NET OF TAX
Forward foreign exchange contracts and other financial
  instruments(a)............................................      (25,267)         20,000
Impairments and related change in depletion(c)..............      (15,138)        (48,052)
Short-term investments(d)...................................           --           8,901
Stock based compensation(e).................................           --            (261)
                                                                 --------        --------
NET (LOSS) EARNINGS FOR THE YEAR--U.S. GAAP                      $(30,098)       $ 99,490
                                                                 ========        ========

NET (LOSS) EARNINGS PER COMMON SHARE--U.S. GAAP
Basic.......................................................     $  (0.51)       $   1.67
                                                                 ========        ========
Diluted.....................................................     $  (0.51)       $   1.67
                                                                 ========        ========

The application of U.S. GAAP would have the following effect on the balance sheet at December 31:

                                                      2002                        2001
                                            -------------------------   -------------------------
                                            AS REPORTED    U.S. GAAP    AS REPORTED    U.S. GAAP
-------------------------------------------------------------------------------------------------
ASSETS
Deferred hedges(a)........................  $       --    $       --    $   17,638    $   52,837
Short-term investments(d).................      14,168        14,168        13,932        29,598
Assets held for sale(f)...................          --       193,899            --       229,274
Property, plant and equipment(c)(f).......   1,381,956     1,077,018     1,058,337       744,016

LIABILITIES
Accounts payable and accrued
  liabilities(e)..........................     138,537       138,537        92,084        92,708
Deferred hedging loss(a)..................          --        34,684            --            --
Future income taxes(b)....................     283,330       230,029       221,873       206,674

SHAREHOLDERS' EQUITY
Retained earnings.........................  $  355,912    $  214,646    $  346,064    $  315,610

------------

(a) FORWARD FOREIGN EXCHANGE CONTRACTS AND OTHER FINANCIAL INSTRUMENTS--The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction. The fair values of the contracts deemed to be hedges are not reflected in the financial statements.

    For U.S. purposes, the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. With the adoption of this standard all derivative instruments are recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

    Management has not designated any of the currently held financial instruments as hedges for U.S. GAAP purposes and accordingly these derivatives have been recognized on the balance sheet at fair value with the change in their fair value recognized in earnings.

    Under U.S. GAAP for the year ended December 31, 2002 an additional charge of $43.7 million (net of tax--$25.3 million) and for the year ended
    December 31, 2001 additional income of $35.2 million (net of tax--$20.0 million) would have been recorded.

(b) DEFERRED INCOME TAXES--The Canadian liability method of accounting for income taxes is similar to the United States Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount's financial statements or tax returns. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. For the years ended December 31, 2002 and 2001 this difference did not impact the Company's financial position or results of operations.

(c) IMPAIRMENTS--Under both U.S. and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under U.S. GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. As disclosed in note 2, under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its net recoverable amount (undiscounted). For the year ended December 31, 2002, an additional impairment charge of $49.0 million, net of tax $28.3 million, (2001--$85.0 million, net of tax $48.1 million) and for the year ended December 31, 2002 a reduction in depletion expense of $23.0 million (net of tax--$13.1 million) would have been recorded under U.S. GAAP. The resulting differences in recorded carrying values of impaired assets result in further differences in depreciation, depletion and amortization expense in subsequent years.

    The Canadian Institute of Chartered Accountants (the "CICA") has adopted a new standard that will eliminate this U.S./Canadian GAAP difference going forward.

(d) SHORT TERM INVESTMENTS--Under U.S. GAAP, equity securities that are bought and sold in the short term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. As at December 31, 2001 the Company had unrealized holding gains of $15.7 million (net of tax--$8.9 million).

(e) STOCK BASED COMPENSATION--Under U.S. GAAP, stock based compensation plans which can be settled in cash at the discretion of the employee, are accounted for at an amount equal to the difference between the price at the date of grant and the trading price of the share. Effective January 1, 2002, the Company retroactively adopted, without restatement, the new Canadian Institute of Chartered Accountants Standard on Stock-Based Compensation which eliminated this U.S./ Canadian GAAP difference. For the year ended December 31, 2001, an additional $0.6 million (net of tax--$0.3 million) of compensation expense would have been recorded under U.S. GAAP as a result of the Company's stock option plan.

(f) DISCONTINUED OPERATIONS--Under U.S. GAAP, the transaction resulting in the disposal of the Trust Assets to the Trust as described in note 16 would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets" had been met. Accordingly, the carrying value of the Trust Assets are separately presented in the Statement of Financial Position. Net loss from discontinued operations for the year ended December 31, 2002 would have been $5.7 million (2001--net earnings of $54.4 million), or $(0.10) per basic and diluted common share (2001--$0.92 per basic common share, $0.91 per diluted common share).

(g) OTHER COMPREHENSIVE INCOME--Under U.S. GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net earnings.

(h) STATEMENTS OF CASH FLOW--The application of U.S. GAAP would not change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing or financing activities, except that the consolidated statements of cash flow include, under investing activities, changes in working capital for items not affecting cash, such as accounts payable related to the non-cash elements of property and equipment additions of $4,085 (2001--$10,074). This disclosure has been provided in order to disclose the aggregate costs related to such activities and to arrive at the cash amounts. This presentation is not permitted under U.S. GAAP.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

RECENT ACCOUNTING PRONOUNCEMENTS

(a) VARIABLE INTEREST ENTITIES--In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Company is currently evaluating the effects of the issuance of the Interpretation on its operations.

    The Canadian Institute of Chartered Accountants (the "CICA") has adopted a new standard effective November 1, 2004 that will eliminate this U.S./Canadian GAAP difference going forward.

(b) ASSET RETIREMENT OBLIGATION--Beginning on January 1, 2003, companies will be required to adopt FASB Statement No 143 "Accounting for Assets Retirement Obligations" ("FAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible assets. The standard applies to legal obligations associated with the retirement of long-lived assets that results from the acquisition, construction, development and use of the asset. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. As at the date of adoption of January 1, 2003 the amount to be recorded as the fair value of the liability was estimated to be $30.2 million representing the discounted value of the total estimated future liability for the dismantlement, restoration and abandonment of wells and facilities.

16. SUBSEQUENT EVENTS

(a) On May 12, 2002, the Company announced its intention to create a new royalty trust that would hold substantially all of its Northeast Alberta natural gas assets. As a result, the following transactions were completed in the first quarter of 2003:

    1. On February 3, 2003, the Company transferred to the Paramount Energy Trust ("PET"or the "Trust") assets in the Legend area of Northeast Alberta (the "Initial Assets") for net proceeds of $79 million, including 9,907,767 units of the Trust and a note payable.

    2. On February 3, 2003, the Company declared a dividend-in-kind of an aggregate of 9,907,767 trust units of PET. The dividend was paid to holders of Paramount common shares of record on the close of business on February 11, 2003. The dividend was declared after PET received all regulatory clearances with respect to its final prospectus in Canada and its registration statement in the United States. The final prospectus and registration statement qualified and registered (i) the Dividend Trust Units, (ii) Rights to purchase further Trust Units, which Rights were issued to unitholders after the payment of the Dividend, and (iii) the Trust Units issuable upon the exercise of the Rights.

    3. On March 11, 2003, in conjunction with the closing of a rights offering by the Trust, the Company disposed of additional assets in Northeast Alberta ("Additional Assets") to Paramount Operating Trust for net proceeds of approximately $175 million.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)

    As the transfer of the Initial Assets and the Additional Assets (collectively the "Trust Assets") represented a related party transaction not in the normal course of operations involving two companies under common control, the transaction has been accounted for at the Trust Assets net book value as recorded in Paramount.

    Proceeds from the disposition were used to reduce bank loans and repay the shareholder loan.

(b) Effective September 29, 2003, the Company's existing revolving term credit facility was extended to October 31, 2003 to facilitate the closing of a new committed term facility by the end of October 2003. The borrowing base on the current facility as of October 1, 2003 is $277.2 million, and will decrease to approximately $203 million following the closing of the offering of the notes described in note 16(c).

(c) The Company filed a short form prospectus with the Alberta Securities Commission under the multijurisdictional disclosure system on October 22, 2003 relating to the issuance and sale of senior unsecured notes. Interest on the notes is payable beginning in 2004. The Company may redeem some or all of the notes at any time after 2007, at the redemption price described in the prospectus. In addition, the Company may redeem up to 35% of the notes prior to 2006 using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company's existing and future unsecured indebtedness.

(d) On October 1, 2003, the Company completed the disposition of its Sturgeon Lake properties, including the associated oil batteries and gas plant, for proceeds of $54.3 million. The carrying value of this property included in property, plant and equipment was approximately $35.4 million. The Company also disposed of non-core properties totalling approximately $8 million during the third quarter of 2003.

(e) The Company has filed a notice with the Toronto Stock Exchange which enables it to repurchase, pursuant to a normal course issuer bid, up to 3,008,430 of the Company's outstanding common shares during the period from May 15, 2003 to May 14, 2004. No common shares have been re-purchased to date.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION (UNAUDITED)
THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND NATURAL GAS RESERVES

The Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Natural Gas Reserves ("Standardized Measure") does not purport to present the fair market value of the Company's oil and natural gas properties. An estimate of such value should consider, among other factors, anticipated future prices of oil and natural gas, the probability of recoveries in excess of existing proved reserves and acreage prospects, and perhaps different discount rates. It should be noted that estimates of reserve quantities, especially from new discoveries, are inherently imprecise and subject to revisions.

Under the Standardized Measure, future cash inflows were estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs based on year end costs to determine pre-tax cash inflows. Future taxes were computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the Company's tax basis into the associated proved oil and natural gas properties. Tax credits and net operating loss carry forwards were also considered in the future income tax calculation. Future net cash inflows after income taxes were discounted using a 10% annual discount rate to arrive at the Standardized Measure.

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
                                                              (IN THOUSANDS OF DOLLARS)
Future cash inflows.........................................  $3,132,107    $1,414,412
Future production costs.....................................  (1,283,999)     (716,991)
Future development costs....................................     (44,707)      (48,467)
                                                              ----------    ----------
Future net cash flows.......................................   1,803,401       648,954
Income taxes................................................    (447,099)      (80,330)
                                                              ----------    ----------
Total undiscounted future net cash flows....................   1,356,302       568,624
10% annual discount for estimated timing of cash inflows....    (436,251)     (171,831)
                                                              ----------    ----------
Standardized measure of discounted future net cash..........  $  920,051    $  396,793
                                                              ==========    ==========

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION (UNAUDITED)
THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND NATURAL GAS RESERVES

The following table sets forth an analysis of changes in the Standardized Measure of Discounted Future Net Cash flows from proved oil and natural gas reserves:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
                                                              (IN THOUSANDS OF DOLLARS)
Beginning of year...........................................   $ 357,266     $ 974,417
  Net change in sales prices, net of production costs.......     417,473      (916,742)
  Changes in estimated future development costs.............     (22,011)        4,621
  Sale of production........................................    (254,116)      (97,194)
  Net change due to extensions and discoveries..............      71,859        43,685
  Purchase of reserves......................................     279,408        11,187
  Net change due to revisions in quantity estimates.........      72,043       (34,273)
  Development costs incurred during the year................      23,982         7,253
  Accretion of discount.....................................      30,552       120,105
  Net change in income taxes................................     (56,405)      283,734
                                                               ---------     ---------
Standardized Measure, end of year...........................   $ 920,051     $ 396,793
                                                               =========     =========

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

(THOUSANDS OF DOLLARS)

                                                               JUNE 30,     DECEMBER 31,
                                                                 2003           2002
-----------------------------------------------------------------------------------------
                                                              (UNAUDITED)
ASSETS (NOTE 5)

CURRENT ASSETS
  Short-term investments (market value: $15,146;
    2002--$14,168)..........................................  $   15,146      $   14,168
  Accounts receivable.......................................      83,507          91,042
  Prepaid expenses..........................................      14,844          19,213
                                                              ----------      ----------
                                                                 113,497         124,423

PROPERTY, PLANT AND EQUIPMENT, NET..........................   1,043,998       1,411,961

GOODWILL (NOTE 3)...........................................      31,621              --
                                                              ----------      ----------
                                                              $1,189,116      $1,536,384
                                                              ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities..................  $  130,434      $  140,396
  Shareholder loan..........................................          --          33,000
  Bank loans (note 5).......................................     274,890         498,097
                                                              ----------      ----------
                                                                 405,324         669,634
                                                              ----------      ----------

DRILLING RIG INDEBTEDNESS...................................       1,272           1,443
MORTGAGE....................................................       6,577           6,730
PROVISION FOR FUTURE SITE RESTORATION AND ABANDONMENT
 COSTS......................................................      19,249          22,954
DEFERRED REVENUE............................................       2,964           7,804
FUTURE INCOME TAXES (NOTE 8)................................     250,508         279,855
                                                              ----------      ----------
                                                                 280,570         318,786
                                                              ----------      ----------

COMMITMENTS AND CONTINGENCIES (NOTE 6)

SHAREHOLDERS' EQUITY
  Share capital (notes 2 and 7)
  Issued and outstanding
    60,168,600 common shares (2002--59,458,600 common
      shares)...............................................     200,510         190,193
  Retained earnings.........................................     302,712         355,912
                                                              ----------      ----------
                                                                 503,222         546,105
                                                              ----------      ----------
                                                              $1,189,116      $1,536,384
                                                              ==========      ==========

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS

(THOUSANDS OF DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

(UNAUDITED)

                                                             THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                  JUNE 30,                JUNE 30,
                                                            ---------------------   ---------------------
                                                              2003        2002        2003        2002
---------------------------------------------------------------------------------------------------------
REVENUE
Petroleum and natural gas sales...........................  $101,512    $ 89,246    $251,217    $147,538
Commodity hedging gain (loss) (note 6)....................   (15,218)     12,951     (44,322)     31,495
Royalties (net of ARTC)...................................   (19,695)    (16,519)    (50,912)    (25,600)
Gain (loss) on sale of investments........................    (1,020)     24,528      (1,020)     40,105
Other revenue (expense)...................................      (452)         --         671          --
                                                            --------    --------    --------    --------
                                                              65,127     110,206     155,634     193,538
                                                            --------    --------    --------    --------

EXPENSES
Operating.................................................    18,302      22,550      37,168      40,542
Surmont compensation--net.................................        --     (37,960)         --     (37,960)
Interest..................................................     4,234       2,646      11,296       5,237
General and administrative (note 2).......................     4,589       2,458       9,357       5,752
Lease rentals.............................................       702         981       1,477       1,624
Geological and geophysical................................     3,423       6,325       4,171       6,883
Dry hole costs............................................    13,628       1,448      19,449       3,170
Loss (gain) on sale of property and equipment.............    21,065         283      20,794        (130)
Provision for future site restoration and abandonment
 costs....................................................       933         600       2,195       1,200
Depletion and depreciation................................    37,041      29,922      83,183      60,600
Write-down of U.S. petroleum and natural gas properties...     9,868      40,000       9,868      40,000
                                                            --------    --------    --------    --------
                                                             113,785      69,253     198,958     126,918
                                                            --------    --------    --------    --------

EARNINGS (LOSS) BEFORE TAXES..............................   (48,658)     40,953     (43,324)     66,620

INCOME AND OTHER TAXES
Large corporations tax and other..........................       741         615       1,288       1,230
Future income tax (recovery) (note 8).....................   (47,963)     13,724     (43,800)     19,864
                                                            --------    --------    --------    --------

NET EARNINGS (LOSS).......................................    (1,436)     26,614        (812)     45,526
Retained earnings, beginning of period....................   304,148     364,517     355,912     346,064
Adjustment on disposition of assets to a related party
 (note 4).................................................        --          --      (1,388)         --
Dividends (note 4)........................................        --          --     (51,000)         --
Adoption of new accounting policy (note 2)................        --          --          --        (459)
                                                            --------    --------    --------    --------
RETAINED EARNINGS, END OF PERIOD..........................  $302,712    $391,131    $302,712    $391,131
                                                            ========    ========    ========    ========

NET EARNINGS (LOSS) PER COMMON SHARE
  --basic.................................................    $(0.02)      $0.45      $(0.01)      $0.77
  --diluted...............................................    $(0.02)      $0.44      $(0.01)      $0.76
                                                            --------    --------    --------    --------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
 (THOUSANDS)
  --basic.................................................    60,169      59,457      60,084      59,457
  --diluted...............................................    60,244      59,524      60,343      59,524
                                                            ========    ========    ========    ========

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

(THOUSANDS OF DOLLARS)

(UNAUDITED)

                                                             THREE MONTHS ENDED      SIX MONTHS ENDED
                                                                  JUNE 30,               JUNE 30,
                                                            --------------------   ---------------------
                                                              2003       2002        2003        2002
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings (loss).......................................  $ (1,436)  $ 26,614    $   (812)   $ 45,526
Add (deduct) non-cash items
  Write-down of Surmont assets............................        --      9,136          --       9,136
  Future income tax (recovery)............................   (47,963)    13,724     (43,800)     19,864
  Depletion and depreciation..............................    37,041     29,922      83,183      60,600
  Write-down of U.S. petroleum and natural gas
    properties............................................     9,868     40,000       9,868      40,000
  Provision for future site restoration and abandonment
    costs.................................................       933        600       2,195       1,200
  Loss (gain) on sale of property and equipment...........    21,065        283      20,794        (130)
Add items not related to operating activities
  Surmont compensation....................................        --    (47,096)         --     (47,096)
  Dry hole costs..........................................    13,628      1,448      19,449       3,170
  Geological and geophysical..............................     3,423      6,325       4,171       6,883
                                                            --------   --------    --------    --------
CASH FLOW FROM OPERATIONS.................................    36,559     80,956      95,048     139,153
(Decrease) increase in deferred revenue...................    (2,380)     9,068      (4,840)     27,825
Change in non-cash operating working capital..............    19,577     85,523      (8,950)    108,215
                                                            --------   --------    --------    --------
                                                              53,756    175,547      81,258     275,193
                                                            --------   --------    --------    --------

FINANCING ACTIVITIES
Bank loans--draws.........................................        --    139,716      10,000     146,952
Bank loans--repayments....................................   (21,404)        --    (233,207)         --
Shareholder loan..........................................        --         --     (33,000)         --
Share capital.............................................        --        113      10,317         873
Mortgage..................................................       (77)        --        (153)         --
Drilling rig indebtedness.................................       (82)     2,144        (171)      2,144
                                                            --------   --------    --------    --------
                                                             (21,563)   141,973    (246,214)    149,969
                                                            --------   --------    --------    --------
CASH FLOW PROVIDED BY (USED IN) OPERATING AND FINANCING
 ACTIVITIES...............................................    32,193    317,520    (164,956)    425,162
                                                            --------   --------    --------    --------

INVESTING ACTIVITIES
Property, plant and equipment expenditures................    47,511     67,126      99,447     169,310
Acquisition of Summit Resources Limited...................        --    249,562          --     249,562
Petroleum and natural gas property acquisitions...........        --     20,030          --      28,400
Geological and geophysical costs..........................     3,423      6,325       4,171       6,883
Proceeds on sale of property and equipment................   (38,649)      (762)   (261,481)     (3,333)
Surmont compensation......................................        --    (47,096)         --     (47,096)
Change in non-cash investing working capital..............    19,908      3,542      (7,093)      3,211
                                                            --------   --------    --------    --------
CASH FLOW (PROVIDED BY) USED IN INVESTING ACTIVITIES......    32,193    298,726    (164,956)    406,937
                                                            --------   --------    --------    --------
Increase in cash..........................................        --     18,794          --      18,225
Cash, beginning of period.................................        --        171          --         740
                                                            --------   --------    --------    --------
CASH, END OF PERIOD.......................................  $     --   $ 18,965    $     --    $ 18,965
                                                            ========   ========    ========    ========
Income taxes paid.........................................  $     --   $     --    $  5,466    $ 25,000
                                                            --------   --------    --------    --------
Interest paid.............................................  $  3,572   $  2,322    $ 10,987    $  4,998
                                                            --------   --------    --------    --------

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)
(UNAUDITED)

Paramount Resources Ltd. ("Paramount" or the "Company") is involved in the exploration and development of petroleum and natural gas primarily in Western Canada. From its inception in 1978 until 1993, Paramount concentrated on the exploration and development of shallow gas in northeast Alberta. Commencing in 1993, Paramount diversified from its area of focus and added new core areas in central Alberta, northwest Alberta and the Liard Basin in northeast British Columbia and the southern Northwest Territories.

These interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles as applied by Paramount, which in the case of these financial statements, differ in certain respects from those in the United States. These differences are described in note 9. All amounts reported are in Canadian dollars. These interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2002. These interim consolidated financial statements do not include all the disclosures required in annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company's financial statements for the year ended December 31, 2002.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in a manner consistent with accounting policies utilized in the consolidated financial statements for the year ended December 31, 2002.

2. CHANGE IN ACCOUNTING POLICY

STOCK BASED COMPENSATION

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants' standard on accounting for Stock-Based Compensation. Under this new standard, the Company's stock options and share appreciation rights, which can be settled in cash at the discretion of the employee, are accounted for at an amount equal to the difference between the exercise price and the fair value at the date of grant, resulting in a liability and corresponding compensation expense being recognized. The awards are remeasured at each reporting date. As permitted by the new standard, the Company applied the change retroactively for the share appreciation rights without restatement of individual prior periods. The impact of the adoption of the new standard on the financial statements as at January 1, 2002, was as follows:

Increase in liability.........................  $459
Decrease in retained earnings.................  $459

The recognized expenses for the six and three-month periods ended June 30, 2003 were nil (June 30, 2002 - $342,000 and $113,000 respectively). As the remaining outstanding share appreciation rights were cancelled on February 6, 2003, no further expenses will be recorded in respect of the share appreciation rights plan.

This new standard requires the presentation of pro forma net earnings as if the Company had accounted for all of its employee stock options granted after December 31, 2001, under the fair value method. Had compensation cost for the Company's stock-based compensation plans been determined

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)
(UNAUDITED)

based on the fair value at the grant date of these awards, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                        THREE MONTHS ENDED     SIX MONTHS ENDED
                                                              JUNE 30               JUNE 30
                                                        -------------------   -------------------
                                                          2003       2002       2003       2002
-------------------------------------------------------------------------------------------------
Net earnings (loss)                       as reported   $(1,436)   $26,614    $  (812)   $45,526
                                          pro forma      (1,785)    26,598     (1,189)    45,507

Net earnings (loss) per common            as reported     (0.02)      0.45      (0.01)      0.77
share--basic                              pro forma       (0.03)      0.45      (0.02)      0.77

Net earnings (loss) per common            as reported     (0.02)      0.44      (0.01)      0.76
share--diluted                            pro forma       (0.03)      0.44      (0.02)      0.76

The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rate of 5.8 percent; dividend yield of zero percent; weighted-average volatility factor of the expected market price of the Company's common shares of 39.5 percent; and a weighted-average expected life of the options of 4 years.

3. ACQUISITION OF SUMMIT RESOURCES LIMITED

On May 12, 2002, Paramount and Summit Resources Limited ("Summit") jointly announced that they had entered into an agreement pursuant to which Paramount would make an offer to purchase all of the issued and outstanding common shares of Summit for cash consideration of $7.40 per share or approximately
$249.6 million, including acquisition costs. This transaction has been accounted for using the purchase method and is being accounted for as of the date of substantial completion of the acquisition of June 28, 2002.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)
(UNAUDITED)

The Company has finalized the purchase price equation for this acquisition. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.


ASSETS
  Accounts receivable.......................................  $ 13,997
  Petroleum and natural gas properties......................   419,642
  Goodwill..................................................    31,621
                                                              --------
                                                               465,260
                                                              --------
LIABILITIES
  Accounts payable..........................................    21,946
  Future income taxes.......................................   108,373
  Debt......................................................    74,513
  Site restoration..........................................    10,562
  Other liabilities.........................................       304
                                                              --------
                                                               215,698
                                                              --------
NET ASSETS ACQUIRED.........................................  $249,562
                                                              ========

4. DISPOSITION OF ASSETS TO PARAMOUNT ENERGY TRUST

During the six months ended June 30, 2003, the Company completed the formation and structuring of Paramount Energy Trust (the "Trust") through the following transactions:

(a) On February 3, 2003, Paramount transferred to the Trust natural gas properties in the Legend area of Northeast Alberta (the "Initial Assets") for net proceeds of $28 million and 9,907,767 units of the Trust.

(b) On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of the Trust. The dividend was paid to shareholders of Paramount common shares of record on the close of business on February 11, 2003. The dividend was declared after the Trust received all regulatory clearances with respect to its final prospectus and registration statement in the United States. The final prospectus and registration statement qualified and registered (i) the Dividend Trust Units
    (ii) Rights to purchase further Trust Units, and (iii) the Trust Units issuable upon exercise of the Rights.

(c) On March 11, 2003, in conjunction with the closing of a rights offering by the Trust, Paramount disposed of additional natural gas properties in Northeast Alberta (the "Additional Assets") to Paramount Operating Trust for net proceeds of approximately $175 million.

As the transfer of the Initial Assets and the Additional Assets (collectively the "Trust Assets") represented a related party transaction not in the normal course of operations involving two companies

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)
(UNAUDITED)

under common control, the transaction has been accounted for at the Trust Assets net book value as recorded in Paramount. Details are as follows:


Natural gas properties......................................  $240,326
Future income tax liability.................................    11,039
Site restoration liability..................................    (5,900)
Costs of disposition........................................     9,516
Adjustment to retained earnings.............................    (1,388)
                                                              --------
Net proceeds on disposition.................................  $253,593
                                                              ========

Associated with the creation and financing of the Trust and the transfer of natural gas properties to the Trust, the Company incurred costs of approximately $9.5 million. These costs have been included as a cost of disposition.

5. BANK LOAN

In 2002, the Company negotiated a $600 million senior credit facility with a syndicate of Canadian chartered banks for general corporate use and to fund the Summit acquisition. The credit facility consisted of a $466 million production facility, a $109 million bridge facility and a $25 million working capital facility. The available borrowings were reduced to a total of $304.2 million as at July 31, 2003, reflecting the dispositions of the Trust and other minor non-core properties. The Company is currently in negotiation with the same syndicate of Canadian chartered banks for a committed term facility and expects an extension of the current credit facility to facilitate the closing of the new committed term facility by the end of September 2003 (see note 10).

The Company has provided a first floating charge over all the assets, and a fixed charge on specified assets of the Company and its material subsidiaries. The facility bears interest at prime rates, bankers acceptance rates or libor rates plus a margin ranging from 62.5 to 162.5 basis points. There are no contractual repayment requirements under this facility.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments included in the consolidated balance sheet are comprised of short-term investments, accounts receivable, accounts payable and accrued liabilities, shareholder loan, bank loans, mortgage and drilling rig indebtedness.

(a) COMMODITY PRICE HEDGES

Financial forward sales arrangements entered into by the Company are unchanged from those outstanding at December 31, 2002. Had these financial contracts been settled on June 30, 2003, using prices in effect at that time, the mark-to-market before-tax loss would have totaled $19.3 million.

(b) FOREIGN EXCHANGE HEDGES

Foreign currency index swap transactions entered into by the Company are unchanged from those outstanding at December 31, 2002. At June 30, 2003, the estimated fair value of these hedges based on the Company's assessment of available market information was a before-tax gain of $2.8 million.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)
(UNAUDITED)

(c) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Borrowings under bank credit facilities are for short periods and are market rate based; thus, carrying values approximate fair values. Fair values for derivative instruments are determined based on the estimated cash repayment or receipt necessary to settle the contract at period-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to the Company.

The fair values of other financial instruments, including accounts receivable, shareholder loan, accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments.

The fair values of the mortgage and drilling rig indebtedness approximate their carrying values, as there have been no significant changes in long-term interest rates from the dates these liabilities were incurred to the balance sheet date.

(d) CREDIT RISK

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements and financial forwards. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties; and controls third-party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risks.

7. SHARE CAPITAL

(a) AUTHORIZED CAPITAL

The authorized capital of the Company consists of an unlimited number of non-voting preferred shares without nominal or par value, issuable in series, and an unlimited number of common shares without nominal or par value.

(b) ISSUED CAPITAL

Common share transactions for the respective periods are as follows:

                                                    JUNE 30, 2003           DECEMBER 31, 2002
                                               -----------------------   -----------------------
                                                 COMMON                    COMMON
                                                 SHARES       AMOUNT       SHARES       AMOUNT
------------------------------------------------------------------------------------------------
Balance, beginning of period.................  59,458,600    $190,193    59,453,600    $189,320
Stock options exercised for shares during the
  period.....................................     710,000      10,317         5,000          72
Expense recognized in respect of stock-based
  compensation during the period.............          --          --            --         801
                                               ----------    --------    ----------    --------
Balance, end of period.......................  60,168,600    $200,510    59,458,600    $190,193
                                               ==========    ========    ==========    ========

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)
(UNAUDITED)

The company has filed a notice with the Toronto Stock Exchange which enables it to repurchase, pursuant to a normal course issued bid, up to 3,008,430 of the Company's outstanding common shares during the period from May 15, 2003 to May 14, 2004. No common shares have currently been re-purchased.

(c) STOCK OPTION PLAN/SHARE APPRECIATION RIGHTS PLAN

During 2001, the Company replaced the Share Appreciation Rights Plan ("SARP") with the Employee Incentive Stock Option plan (the "plan"). Under the plan, stock options are granted at the current market price on the date of issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company's common shares, or receive common shares issued from Treasury. Irrespective of the participants request, the Company may choose, and has a history of doing so, to only issue common shares. Options granted vest over four years and have a four and a half year contractual life. The Company has reserved 5.9 million stock options for issuance pursuant to the plan. On February 6, 2003, all remaining outstanding share appreciation rights were cancelled.

During the three months ended June 30, 2003, the Company issued 1,455,500 stock options at an exercise price of $9.00 per option. Also during the period, 941,500 stock options issued in 2001, the majority of which were at exercise prices of $14.50 and $13.35 per option, were re-priced to exercise prices of $10.22 and $9.07 per option, respectively. The following table summarizes information about stock options outstanding at June 30, 2003:

                                                  WEIGHTED AVERAGE
   EXERCISE PRICE       NUMBER OUTSTANDING   REMAINING CONTRACTUAL LIFE   NUMBER EXERCISABLE AT
      ($/SHARE)          AT JUNE 30, 2003             (YEARS)                 JUNE 30, 2003
-----------------------------------------------------------------------------------------------
       $ 9.00                1,455,500                    4                           --
       $ 9.07                  275,500                    3                           --
       $10.22                  666,000                    2                           --
       $12.02                  580,000                    2                      580,000
                             ---------                                           -------
       $ 9.87                2,977,000                    3                      580,000
                             =========                                           =======

8. INCOME TAXES

In May 2003, the Government of Alberta introduced legislation to reduce its corporate income tax rate by 0.5% effective April 1, 2003. In June 2003, the Canadian federal government introduced legislation to change the taxation of resource income. The legislation reduces the corporate income tax rate on resource income from 28% to 21% over five years beginning January 1, 2003. Over the same period, the deduction for resource allowance is phased out and a deduction of actual crown royalties paid is phased in. The changes are considered substantively enacted for the purposes of Canadian GAAP and, accordingly, the Company's future income tax liability has been reduced by $33.4 million. The effect of this reduction has been recognized in the future income tax expense (recovery) for the three and six-month periods ended
June 30, 2003.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)
(UNAUDITED)

9. RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. The application of United States generally accepted accounting principles ("U.S. GAAP") would have the following effects on Paramount's historical net earnings as reported:

                                           THREE MONTHS     THREE MONTHS      SIX MONTHS       SIX MONTHS
                                              ENDED            ENDED            ENDED            ENDED
                                          JUNE 30, 2003    JUNE 30, 2002    JUNE 30, 2003    JUNE 30, 2002
-----------------------------------------------------------------------------------------------------------
NET (LOSS) EARNINGS FOR THE PERIOD AS
  REPORTED..............................     $ (1,436)         $26,614         $   (812)        $ 45,526

ADJUSTMENTS, NET OF TAX
Forward foreign exchange contracts and
  other financial instruments(a)........       11,082           14,630           10,660          (15,168)
Deferred income taxes(b)................      (33,400)              --          (33,400)              --
Impairments and related change in
  depletion(c)..........................        2,351            3,279            4,701            6,557
Asset retirement obligations(d).........         (261)              --             (521)              --
Short-term investments(e)...............           --              361               --              361
Stock based compensation(f).............           --               --               --               --
                                             --------          -------         --------         --------
Earnings before discontinued operations
  and accounting changes................      (21,664)          44,884          (19,372)          37,276
Change in accounting policy(d)..........           --               --            6,558               --
                                             --------          -------         --------         --------
NET (LOSS) EARNINGS FOR THE PERIOD--
  U.S. GAAP.............................     $(21,664)         $44,884         $(12,814)        $ 37,276
                                             ========          =======         ========         ========

NET (LOSS) EARNINGS PER COMMON SHARE--
  U.S. GAAP
  Basic -- Before change in accounting
           policy.......................     $  (0.36)         $  0.75         $  (0.32)        $   0.63
       -- Change in accounting policy...           --               --         $   0.11               --
                                             --------          -------         --------         --------
                                             $  (0.36)         $  0.75         $  (0.21)        $   0.63
                                             ========          =======         ========         ========
  Diluted -- Before change in accounting
             policy.....................     $  (0.36)         $  0.75         $  (0.32)        $   0.63
         -- Change in accounting
            policy......................           --               --             0.11               --
                                             --------          -------         --------         --------
                                             $  (0.36)         $  0.75         $  (0.21)        $   0.63
                                             ========          =======         ========         ========

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F-44

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)
(UNAUDITED)

The application of U.S. GAAP would have the following effect on the balance sheets as reported:

                                                   JUNE 30, 2003             DECEMBER 31, 2002
                                              ------------------------   -------------------------
                                              AS REPORTED   U.S. GAAP    AS REPORTED    U.S. GAAP
--------------------------------------------------------------------------------------------------
ASSETS
Assets held for sale(g).....................  $       --     $     --    $       --    $  193,899
Property, plant and equipment(c)(d).........   1,043,998      991,108     1,381,956     1,077,018

LIABILITIES
Deferred hedging loss(a)....................          --       16,580            --        34,684
Future income taxes(b)......................     250,508      236,776       283,330       230,029
Provision for future site restoration(d)....      19,249       31,351        22,954        22,954

SHAREHOLDERS' EQUITY
Retained earnings...........................     302,712      261,426       355,912       214,646

------------

(a) FORWARD FOREIGN EXCHANGE CONTRACTS AND OTHER FINANCIAL INSTRUMENTS--The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction. The fair values of the contracts deemed to be hedges are not reflected in the financial statements.

    For U.S. purposes, the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. With the adoption of this standard all derivative instruments are recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

    Management has not designated any of the currently held financial instruments as hedges for U.S. GAAP purposes and accordingly these derivatives have been recognized on the balance sheet at fair value with the change in their fair value recognized in earnings.

    Under U.S. GAAP, the three and six month periods ended June 30, 2003 would have additional income of $18.8 million (net of tax--$11.1 million) and $18.1 million (net of tax--$10.7 million), respectively. For the three month period ended June 30, 2002 additional income of $25.3 million (net of tax--$14.6 million) would have been recorded whereas for the six month period ended June 30, 2002 there would have been an additional charge of $26.2 million (net of tax--$15.2 million).

(b) DEFERRED INCOME TAXES--The Canadian liability method of accounting for income taxes is similar to the United States Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount's financial statements or tax returns. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. Under U.S. GAAP the benefit of $33.4 million from the change in substantively enacted tax rate in Canada is not reflected until the change is enacted.

(c) IMPAIRMENTS--Under both U.S. and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under U.S. GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its net recoverable amount (undiscounted). For the three and six month periods ended June 30, 2003 and 2002 there was no additional impairment charge recognized under U.S. GAAP, whereas for the years ended December 31, 2002 and 2001 there was an impairment charge of $49.0 million (net of tax--$28.3 million) and $85.0 million (net of tax--$48.1 million). The impairment of properties under U.S. GAAP decreased the depletion expense for the three and six month periods ended June 30, 2003 by $4.1 million (net of tax--$2.4 million) and $8.2 million (net of tax--$4.7 million) and for the three and

--------------------------------------------------------------------------------
                                                                            F-45
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PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)
(UNAUDITED)

    six month periods ended June 30, 2002 by $5.7 million (net of tax--$3.3 million) and $11.5 million (net of tax--$6.6 million), respectively.

    The Canadian Institute of Chartered Accountants (the "CICA") has adopted a new standard effective in 2004 that will eliminate this U.S./Canadian GAAP difference going forward.

(d) ASSET RETIREMENT OBLIGATION--Beginning on January 1, 2003, companies will be required to adopt FASB Statement No 143 "Accounting for Asset Retirement Obligations" ("FAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible assets. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. As at the date of adoption of January 1, 2003 the amount to be recorded as the fair value of the liability was estimated to be $30.2 million representing the discounted value of the total estimated future liability for the dismantlement, restoration and abandonment of wells and facilities. Under U.S. GAAP, the cumulative effect of adopting the new standard of $11.3 million (net of tax--$6.6 million) is reflected in net income in the period of adoption. Under U.S. GAAP there would have been an additional charge for the three and six month periods ended June 30, 2003 of $0.4 million (net of tax--$0.3 million) and of $0.9 million (net of tax--$0.5 million), respectively.

(e) SHORT TERM INVESTMENTS--Under U.S. GAAP, equity securities that are bought and sold in the short term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. As at June 30, 2002 the Company had unrealized holding gains of $0.6 million (net of tax--$0.4 million).

(f) STOCK BASED COMPENSATION--Under APB Opinion 25 the repricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. Accordingly, changes in the intrinsic value of the stock options from the modification date to the period end date would be recognized in the consolidated statements of earnings (loss) as adjustments to general and administrative expense. For the three and six months ended June 30, 2003, the re-pricing described in note 7 had no material impact on net (loss)earnings or on net
    (loss) earnings per common share as the market value of the Company's common shares at June 30, approximates the revised exercise price.

(g) DISCONTINUED OPERATIONS--Under U.S. GAAP, the transaction resulting in the disposal of the Trust Assets to the Trust as described in note 4 would be accounted for as discontinued operations as the applicable criteria set out in FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" had been met. Accordingly, the carrying value of the Trust Assets are presented separately in the statement of financial position as at December 31, 2002. Net earnings from discontinued operations would have totaled nil and $3.8 million for the three and six months ended June 30, 2003 (three and six months ended June 30, 2002--$6.8 million and $7.7 million, respectively), or nil and $0.06 per basic and diluted common share (three and six months ended June 30, 2002--$0.11 and $0.13 per basic and diluted common share, respectively).

(h) OTHER COMPREHENSIVE INCOME--Under U.S. GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net earnings.

(i) STATEMENTS OF CASH FLOW--The application of U.S. GAAP would not change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing or financing activities, except that the consolidated statements of cash flow include, under investing activities, changes in working capital for items not affecting cash, such as accounts payable related to the non-cash elements of property and equipment additions. This disclosure has been provided in order to disclose the aggregate costs related to such activities and to arrive at the cash amounts. This presentation is not permitted under U.S. GAAP.

(j) VARIABLE INTEREST ENTITIES--In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS)
(UNAUDITED)

    losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Company is currently evaluating the effects of the issuance of the Interpretation on its operations.

    The Canadian Institute of Chartered Accountants (the "CICA") has adopted a new standard that will eliminate this U.S./Canadian GAAP difference going forward.

10. SUBSEQUENT EVENTS

(a) Effective September 29, 2003, the Company's existing revolving term credit facility was extended to October 31, 2003 to facilitate the closing of the new committed term facility described in note 5, and on October 1, 2003 the borrowing base under the existing facility was reduced to $277.2 million, and will decrease to approximately $203 million following the closing of the offering of the notes described in note 10(b).

(b) The Company filed a short form prospectus with the Alberta Securities Commission under the multijurisdictional disclosure system on October 22, 2003 and relating to issuance and sale of senior unsecured notes. Interest on the notes is payable, beginning in 2004. The Company may redeem some or all of the notes at any time after, 2007 at the redemption price described in the prospectus. In addition, the Company may redeem up to 35% of the notes prior to 2006 using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company's existing and future unsecured indebtedness.

(c) On October 1, 2003, the Company completed the disposition of its Sturgeon Lake properties, including the associated oil batteries and gas plant, for proceeds of $54.3 million. The carrying value of this property included in property, plant and equipment was approximately $35.4 million. The Company also disposed of non-core properties totalling approximately $8 million during the third quarter of 2003.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

AUDITORS' REPORT

To The Shareholder of Summit Resources Limited

We have audited the consolidated balance sheets of Summit Resources Limited as at December 31, 2001 and 2000 and the consolidated statements of earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP
Chartered Accountants
Calgary, Canada
March 7, 2002 (except as to Note 3(b)
which is as of March 19, 2002, and
except as to Note 10 which is as of October 22, 2003)

--------------------------------------------------------------------------------

Summit Resources Limited
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
($ THOUSANDS)

                                                               AS AT DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
-----------------------------------------------------------------------------------
ASSETS
Current assets
  Accounts receivable.......................................  $  9,547    $ 18,290
Capital assets (note 2).....................................   324,066     301,456
                                                              --------    --------
                                                              $333,613    $319,746
                                                              ========    ========
LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities..................  $ 21,586    $ 21,674
  Current portion of long-term debt.........................     8,190          --
  Income taxes payable (note 6).............................        --       5,400
                                                              --------    --------
                                                                29,776      27,074
                                                              --------    --------
Long-term debt (note 3).....................................    60,791      94,076
Other liabilities (note 5)..................................    10,595       9,400
Future income taxes (note 6)................................    74,800      57,866
                                                              --------    --------
                                                               146,186     161,342
                                                              --------    --------
SHAREHOLDERS' EQUITY
Capital (note 7)............................................   149,817     151,081
Retained earnings (deficit).................................     7,834     (19,751)
                                                              --------    --------
                                                               157,651     131,330
                                                              --------    --------
                                                              $333,613    $319,746
                                                              ========    ========

Approved by the Board of Directors

(Signed) J. Richard Harris                     (Signed) Brian S. Hirsch
DIRECTOR                                       DIRECTOR

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS
($ THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
-----------------------------------------------------------------------------------
REVENUE
Oil and natural gas.........................................  $167,478    $140,244
Royalties...................................................   (39,814)    (30,332)
                                                              --------    --------
                                                               127,664     109,912
                                                              --------    --------
EXPENSES
Production..................................................    26,409      17,666
General and administrative..................................     3,418       3,873
Interest on long-term debt..................................     3,456       4,538
Capital and production taxes................................     3,026       3,191
Depletion and depreciation..................................    46,836      34,411
                                                              --------    --------
                                                                83,145      63,679
                                                              --------    --------
Earnings before income taxes................................    44,519      46,233
                                                              --------    --------
Income taxes (note 6)
  Current...................................................        --       5,400
  Future....................................................    16,934      10,981
                                                              --------    --------
                                                                16,934      16,381
                                                              --------    --------
NET EARNINGS................................................    27,585      29,852
Deficit at beginning of year................................   (19,751)    (50,750)
Change in accounting policy (note 1(g)).....................        --       1,147
                                                              --------    --------
RETAINED EARNINGS (DEFICIT) AT END OF YEAR..................  $  7,834    $(19,751)
                                                              ========    ========
EARNINGS PER SHARE (note 1(d))
--Basic.....................................................  $   0.86    $   0.91
--Diluted...................................................  $   0.84    $   0.90
                                                              ========    ========

--------------------------------------------------------------------------------

Summit Resources Limited
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
-----------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)
Operating activities
  Net earnings..............................................  $ 27,585    $ 29,852
  Items not involving cash
    Depletion and depreciation..............................    46,836      34,411
    Future income taxes.....................................    16,934      10,981
                                                              --------    --------
  Funds flow from operations................................    91,355      75,244
    Change in other liabilities and non-cash working
      capital...............................................    (3,139)       (509)
                                                              --------    --------
                                                                88,216      74,735
                                                              --------    --------
Financing activities
  Issue of share capital....................................       630         310
  Purchase of common shares.................................    (1,894)     (5,862)
  (Repayments) borrowings of long-term debt.................   (25,095)     29,429
                                                              --------    --------
                                                               (26,359)     23,877
                                                              --------    --------
Funds available for investment..............................  $ 61,857    $ 98,612
                                                              ========    ========
Investing activities
  Exploration and development of petroleum and natural gas
    properties..............................................  $(65,323)   $(45,211)
  Acquisition of petroleum and natural gas properties.......    (1,730)    (52,221)
  Disposition of petroleum and natural gas properties.......     1,787         617
  Decrease in non-cash working capital......................     5,810       7,147
  Corporate assets..........................................    (2,401)     (8,944)
                                                              --------    --------
                                                              $(61,857)   $(98,612)
                                                              ========    ========
FUNDS FLOW FROM OPERATIONS PER SHARE (note 1(d))
--Basic.....................................................  $   2.86    $   2.30
--Diluted...................................................  $   2.79    $   2.26
                                                              ========    ========

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

1. ACCOUNTING POLICIES

The consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results could differ from these estimates. The consolidated financial statements have, in Management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

(b) PETROLEUM AND NATURAL GAS OPERATIONS

The Company follows the full cost method of accounting whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis, currently Canada and the United States. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs in a cost centre from which there is production, less the costs of acquisition of unproved properties, are depleted and depreciated using the unit of production method based on total proved reserves before royalties. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The net carrying cost of the Company's petroleum and natural gas properties in a cost centre is limited to an estimated recoverable amount being the aggregate of future net revenues from proved reserves, less future capital costs and the costs of unproved properties, net of impairment allowances. The total net carrying costs of all cost centres is further limited by the above estimated recoverable amount less future site restoration costs, general and administrative costs, financing costs and income taxes. Future net revenues have been calculated using prices and costs in effect at the Company's year-end without escalation or discounting.

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

The Company's corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5%--20%.

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

(c) FUTURE SITE RESTORATION COSTS

Estimated future site restoration costs are provided for using the unit of production method based on total proved reserves before royalties. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. The annual charge is included in the calculation of net earnings and removal and site restoration expenditures are charged to the accumulated provision as incurred.

(d) PER SHARE INFORMATION

The Company uses the treasury stock method where only "in the money" dilutive instruments impact the diluted calculations. In computing diluted earnings and funds flow from operations per share, 804,907 net shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2001 (2000--706,865 net shares) for the dilutive effect of stock options. No adjustments were required to reported earnings or funds flow from operations in computing diluted per share amounts. A total of 48,000 (2000--400,000) options were excluded from the diluted calculations as they were anti-dilutive.

(e) FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange.

(f) FINANCIAL INSTRUMENTS

The Company periodically enters into derivative financial instrument contracts to manage exposures related to interest rates, foreign currency exchange rates and oil and natural gas prices. Amounts received or paid under interest rate swaps are recognized in interest expense, while settlement amounts on commodity and foreign currency hedge contracts are recognized in earnings as the related production revenues are recorded (See Note 4).

(g) INCOME TAXES

During 2000, the Company adopted the liability method of tax allocation accounting retroactively without restatement. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(h) STOCK OPTION PLAN

The Company has a stock option plan as described in note 7(c). No amount is recorded as an expense when options are issued.

Consideration received upon exercise of options is included in share capital.

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

2. CAPITAL ASSETS

                                                                 2001         2000
-------------------------------------------------------------------------------------
Petroleum and natural gas rights including exploration and
  development thereon.......................................  $ 571,430    $ 523,614
Production equipment and facilities.........................    182,027      164,577
Corporate assets............................................     17,861       15,460
                                                              ---------    ---------
                                                                771,318      703,651
Accumulated depletion and depreciation......................   (447,252)    (402,195)
                                                              ---------    ---------
                                                              $ 324,066    $ 301,456
                                                              =========    =========

As at December 31, 2001, Capital Assets include $28.2 million
(2000--$28.8 million) related to unproved properties. Included in this amount is $4.9 million (2000--$8.1 million) related to U.S. unproved properties. These costs are excluded from depletion calculations until such time as the properties are evaluated.

3. LONG-TERM DEBT

                                                                2001       2000
---------------------------------------------------------------------------------
Bank loan...................................................  $39,162    $56,076
Senior notes--long-term.....................................   21,629     38,000
                                                              -------    -------
                                                               60,791     94,076
Senior notes--current portion...............................    8,190         --
                                                              -------    -------
                                                              $68,981    $94,076
                                                              =======    =======

(a) BANK LOAN

The Company has an Extendible Revolving Term Credit Facility with a major Canadian chartered bank in the amount of $142 million at December 31, 2001. Available borrowings are subject to a semi-annual review of the Company's oil and gas borrowing base as determined by the bank, less the outstanding principal under the Senior notes. The bank has agreed that no principal repayments will be required during 2002 under the facility providing the Company continues to satisfy the provisions of the credit agreement. Borrowings under the facility bear interest at the bank's prime lending rate, bankers' acceptance or LIBOR rates plus applicable margins, ranging from 87.5 to 130.0 basis points. Advances drawn on the facility are secured by a floating charge debenture and a general security agreement.

(b) SENIOR NOTES

The Senior notes are repayable in four remaining equal instalments (see Note 4
(a)) with interest payable semi-annually, in arrears, until maturity. The four installments are scheduled to be made annually commencing April 25, 2002. The installment scheduled for April 2002 will be made utilizing the Company's available bank loan facility. Security on the Senior notes ranks equally with the Company's bank loan and includes a floating charge debenture and general assignment of accounts receivable. On March 19, 2002, the Company retired $16.4 million (U.S.$12 million) of the outstanding Senior notes, for a payment of $19.1 million. At the same time a proportionate amount of

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

the related interest rate and foreign exchange swap arrangements then in place were terminated. These transactions will result in a net gain, before income taxes, of $0.8 million and a reduction in the current portion of the Senior notes, due April 25, 2002, of $4.1 million.

(c) INTEREST PAID

Total interest paid for the year ended December 31, 2001 was $4.3 million (2000--$4.3 million).

4. FINANCIAL INSTRUMENTS

Certain financial instruments used to manage the Company's exposure to interest rates and foreign currency exchange rate fluctuations were outstanding at December 31, 2001 and 2000.

(a) INTEREST RATE AND FOREIGN EXCHANGE SWAPS

Interest rate swap arrangements have converted the fixed interest rate on the Senior notes to a floating rate that fluctuates with the Canadian Bankers' Acceptance rate plus a margin of 79.5 basis points. Further foreign exchange swap arrangements have fixed the repayment of the principal amount of the Senior notes at $29.8 million. The estimated fair value of the interest rate swap arrangement at December 31, 2001 is a $1.8 million gain (2000--$0.3 million gain). The estimated fair value of the foreign exchange swap arrangement at December 31, 2001 is a $5.5 million gain (2000--$4.0 million gain).

(b) ALLIANCE PIPELINE SUPPLY CONTRACT

The Company has an agreement with Alliance Pipeline Limited Partnership to supply 15 million cubic feet of gas per day until 2015 into the Alliance Pipeline for export to United States markets.

(c) CREDIT RISK

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risk associated with swap agreements by entering into contracts with only highly rated counterparties and controls third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risks.

(d) COMMODITY PRICE CONTRACTS

As at December 31, 2001 the Company had no financial commodity price contracts in place.

5. OTHER LIABILITIES

                                                                2001       2000
---------------------------------------------------------------------------------
Provision for future site restoration.......................  $ 9,850     $8,319
Deferred revenue............................................      745      1,081
                                                              -------     ------
                                                              $10,595     $9,400
                                                              =======     ======

The Company estimates the total remaining future site restoration costs for all properties to be $12.8 million.

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

6. FUTURE INCOME TAXES

The income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rate to earnings before income taxes. The major components of these differences are as follows:

                                                                2001       2000
---------------------------------------------------------------------------------
Earnings before income taxes................................  $44,519    $46,233
Canadian corporate tax rate.................................     42.6%      44.6%
Calculated income tax provision.............................  $18,965    $20,620

Add (Deduct)
  Non-deductible crown charges..............................   14,066     10,797
  Federal resource allowance................................  (11,262)    (9,787)
  Income tax rate reduction.................................   (2,800)        --
  Foreign tax rate differential.............................     (283)      (711)
  Benefit of accounting losses previously unrecognized......   (2,153)    (4,455)
  Other.....................................................      401        (83)
                                                              -------    -------
                                                              $16,934    $16,381
                                                              =======    =======

The components of the net future income tax liability at December 31, 2001 are as follows:

Future income tax liabilities
  Property plant and equipment..............................  $ 79,019

Future income tax assets
  Future site restoration and other.........................     4,219
  Property plant and equipment (U.S.).......................    23,311
  Valuation adjustment......................................   (23,311)
                                                              --------
Net future tax liability....................................  $ 74,800
                                                              ========
Total income taxes paid in 2001 were $5.5 million
  (2000--$nil).

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

7. CAPITAL

(a) AUTHORIZED

Authorized share capital consists of an unlimited number of common shares without par value.

(b) ISSUED AND OUTSTANDING

The following is a summary of changes in capital during the two years ended December 31, 2001:

                                                               NUMBER OF
                                                                SHARES       AMOUNT
-------------------------------------------------------------------------------------
COMMON SHARES
Balance, December 31, 1999..................................  33,417,360    $156,633
Shares acquired under normal course issuer bid..............  (1,588,186)     (7,437)
Exercise of stock options, for cash.........................     146,764         310
                                                              ----------    --------
Balance, December 31, 2000..................................  31,975,938     149,506
Shares acquired under normal course issuer bid..............    (329,700)     (1,537)
Exercise of stock options, for cash.........................     266,508         630
                                                              ----------    --------
Balance, December 31, 2001..................................  31,912,746    $148,599
                                                              ----------    --------

CONTRIBUTED SURPLUS
Shares acquired under normal course issuer bid--excess of
  net book value over purchase price........................                $  1,575
                                                              ----------    --------
Balance, December 31, 2000..................................          --       1,575
Shares acquired under normal course issuer bid--excess of
  purchase price over net book value........................                    (357)
                                                              ----------    --------
Balance, December 31, 2001..................................          --    $  1,218
                                                              ----------    --------
Balance of capital, December 31, 2001.......................  31,912,746    $149,817
                                                              ==========    ========

On March 28, 2001, the Company announced its intention, pursuant to a normal course issuer bid, to purchase up to 5% of its issued and outstanding common shares. During 2001, the Company acquired 329,700 common shares (1.0%) (2000--1,588,186 common shares (4.6%)) at an average cost of $5.74 per share (2000--$3.69).

Contributed Surplus arises as a result of the purchase and cancellation of common shares acquired at a cost less than their book value; the difference being recorded as Contributed Surplus. Where common shares are acquired for amounts in excess of book value, the difference is charged against the existing Contributed Surplus balance.

(C) SHARES RESERVED FOR ISSUANCE

EMPLOYEE STOCK OPTION PLANS The Company has reserved 2,800,000 common shares pursuant to the Incentive Stock Option Plan and 1,400,000 common shares pursuant to the Share Incentive Plan--1996. Options granted under the Plans will be for a five-year period, and are available to employees, officers and directors of the Company. Options granted vest daily on a pro-rata basis and become

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

exercisable equally over a four-year period. Stock option transactions for the respective years were as follows:

                                                   2001                             2000
                                      ------------------------------   ------------------------------
                                       NUMBER OF    WEIGHTED AVERAGE    NUMBER OF    WEIGHTED AVERAGE
                                        OPTIONS      EXERCISE PRICE      OPTIONS      EXERCISE PRICE
-----------------------------------------------------------------------------------------------------
                                      (THOUSANDS)      ($/SHARE)       (THOUSANDS)      ($/SHARE)
Outstanding, January 1..............     1,869            $2.85           1,508            $3.18
  Granted...........................       489             5.19           1,065             2.76
  Exercised.........................      (267)            2.36            (146)            2.11
  Cancelled.........................       (93)            4.19            (558)            3.75
                                         -----            -----           -----            -----
Outstanding, December 31............     1,998            $3.43           1,869            $2.85
                                         -----            -----           -----            -----
Exercisable, December 31............       963            $3.12             678            $3.05
                                         =====            =====           =====            =====

The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2001.

                                       OUTSTANDING OPTIONS                    EXERCISABLE OPTIONS
                            ------------------------------------------   ------------------------------
                             NUMBER OF    REMAINING   WEIGHTED AVERAGE    NUMBER OF    WEIGHTED AVERAGE
EXERCISE PRICE                OPTIONS       LIFE       EXERCISE PRICE      OPTIONS      EXERCISE PRICE
-------------------------------------------------------------------------------------------------------
                            (THOUSANDS)   (MONTHS)       ($/SHARE)       (THOUSANDS)      ($/SHARE)
$5.00 to $7.35............       532         18             $5.28            195             $5.26
$3.76 to $4.99............       300         14              3.78             92              3.87
$2.50 to $3.75............       338         33              3.09            231              3.02
$1.51 to $2.49............       828         26              2.08            445              2.01
                               -----         --             -----            ---             -----
$1.51 to $7.35............     1,998         23             $3.43            963             $3.12
                               =====         ==             =====            ===             =====

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

8. SEGMENTED INFORMATION

The Company has operations in Canada and the United States. The Company's operations are substantially all related to exploration, development and production of petroleum and natural gas.

2001                                                         CANADA     UNITED STATES      TOTAL
--------------------------------------------------------------------------------------------------
Oil and natural gas revenue...............................  $148,575       $18,903       $167,478

Expenses
  Royalties...............................................    36,758         3,056         39,814
  Production..............................................    20,814         5,595         26,409
  Capital and production taxes............................     1,431         1,595          3,026
  Depletion and depreciation..............................    44,401         2,435         46,836
                                                            --------       -------       --------
Segment profit............................................  $ 45,171       $ 6,222       $ 51,393

Corporate expenses
  General and administrative..............................                                  3,418
  Interest on long-term debt..............................                                  3,456
  Income taxes............................................                                 16,934
                                                            --------       -------       --------
Net earnings..............................................                               $ 27,585
                                                            ========       =======       ========
Segment assets, net.......................................  $294,035       $30,031       $324,066
Other assets..............................................                                  9,547
                                                            --------       -------       --------
Total assets..............................................                               $333,613
                                                            ========       =======       ========
Expenditures for segment capital assets...................  $ 58,930       $ 6,336       $ 65,266
Corporate assets..........................................                                  2,401
                                                            --------       -------       --------
Total expenditures for capital assets.....................                               $ 67,667
                                                            ========       =======       ========

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

2000                                                         CANADA     UNITED STATES      TOTAL
--------------------------------------------------------------------------------------------------
Oil and natural gas revenue...............................  $117,583       $22,661       $140,244

Expenses
  Royalties...............................................    26,562         3,770         30,332
  Production..............................................    13,575         4,091         17,666
  Capital and production taxes............................     1,332         1,859          3,191
  Depletion and depreciation..............................    32,569         1,842         34,411
                                                            --------       -------       --------
Segment profit............................................  $ 43,545       $11,099       $ 54,644

Corporate expenses
  General and administrative..............................                                  3,873
  Interest on long-term debt..............................                                  4,538
  Income taxes............................................                                 16,381
                                                            --------       -------       --------
Net earnings..............................................                               $ 29,852
                                                            ========       =======       ========
Segment assets, net.......................................  $280,475       $29,171       $309,646
Other assets..............................................                                 10,100
                                                            --------       -------       --------
Total assets..............................................                               $319,746
                                                            ========       =======       ========
Expenditures for segment capital assets...................  $ 46,928       $ 3,906       $ 50,834
Acquisition of Torex Resources Inc........................    45,981            --         45,981
Corporate assets..........................................                                  8,944
                                                            --------       -------       --------
Total expenditures for capital assets.....................                               $105,759
                                                            ========       =======       ========

9. ACQUISITION OF TOREX RESOURCES INC.

Effective September 1, 2000 Summit acquired all of the outstanding shares of Torex Resources Inc. The acquisition was accounted for using the purchase method with the purchase price allocated as follows:

Assets
  Petroleum and natural gas properties......................  $62,739
                                                              -------

Liabilities
  Long-term debt............................................   11,020
  Working capital deficiency................................       49
  Future site restoration liability.........................      528
  Future income taxes.......................................   16,758
                                                              -------
                                                               28,355
                                                              -------
Net assets acquired.........................................  $34,384
                                                              =======
Consideration
  Cash......................................................  $34,384
                                                              =======

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as they pertain to the Company's consolidated financial statements, are not materially different from United States' generally accepted accounting principles ("U.S. GAAP") except as follows:

(a) The Company performs a cost recovery ceiling test, which limits net capitalized costs to the undiscounted estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using period-end prices or average prices in that year, if appropriate. In addition, the value is further limited by including financing costs, administration expenses, future abandonment and site restoration costs and income taxes. Under U.S. GAAP, companies using the "full cost" method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves using a discount factor of 10%. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end. Financing and administration costs are excluded from the calculation under U.S. GAAP.

    At December 31, 1998, the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $35,511. At December 31, 2001 and 2000, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

    Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion and depreciation will differ in subsequent years.

(b) The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers and consultants of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price if these options were issued to consultants. SFAS No. 123, "Accounting for Stock-based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above. No compensation cost results from the application of the above provisions for the years ended December 31, 2001 and 2000.

(c) U.S. GAAP requires that demand loans be classified as a current liability unless the Company intends to refinance on a long-term basis and the intent is supported by the ability to refinance. The Company has re-classified the amounts as current liabilities at December 31, 2001 and 2000 for U.S. GAAP purposes.

(d) Effective January 1, 2001, the Company adopted the provisions of FAS 133, which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Gains or losses on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

    For derivatives designated as fair value hedges, changes in the fair value are recognized in income together with changes in the fair value of the hedged item. For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in income. Any change in the fair value of the derivatives that are not effective in hedging the changes in future cash flows are included in income as they arise.

    At December 31, 2001, $7,300 has been recorded as an asset with respect to the fair value of derivatives that do not qualify for hedge accounting under FAS 133 with a corresponding increase to net earnings of $4,190, net of tax.

(e) SFAS 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources. No comprehensive income results from the application of the above provision for the years ended December 31, 2001 and 2000.

BALANCE SHEETS

The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

                                                                 AS        INCREASE
DECEMBER 31, 2001                                             REPORTED    (DECREASE)   U.S. GAAP
-------------------------------------------------------------------------------------------------
Assets:
  Unrealized gain on derivatives(d).........................  $     --     $  7,300     $  7,300
  Capital assets(a).........................................   324,066      (21,959)     302,107
                                                                           --------
                                                                           $(14,659)
                                                                           ========

Liabilities:
  Current portion of long-term debt(c)......................  $  8,190     $ 39,162     $ 47,352

Long-term debt(c)...........................................    60,791      (39,162)      21,629
Future income taxes.........................................    74,800       (5,543)      69,257

Shareholders' equity:
  Retained earnings (deficit)(a)(d).........................     7,834       (9,116)      (1,282)
                                                                           --------
                                                                           $(14,659)
                                                                           ========

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

                                                                 AS        INCREASE
DECEMBER 31, 2000                                             REPORTED    (DECREASE)   U.S. GAAP
-------------------------------------------------------------------------------------------------
Assets:
  Capital assets(a).........................................  $301,456     $(25,818)    $275,638
                                                                           --------
                                                                           $(25,818)
                                                                           ========
Liabilities:
  Current portion of long-term debt(c)......................  $     --     $ 56,067     $ 56,067

Long-term debt(c)...........................................    94,076      (56,067)      38,009
Future income taxes.........................................    57,866      (10,094)      47,772

Shareholders' equity:
  Retained earnings (deficit)(a)............................   (19,751)     (15,724)     (35,475)
                                                                           --------
                                                                           $(25,818)
                                                                           ========

STATEMENTS OF INCOME

The application of U.S. GAAP would have the following effect on net earnings as reported:

                                                                2001       2000
---------------------------------------------------------------------------------
Net earnings for the year, as reported......................  $27,585    $29,852
Depletion adjustments(a)....................................    3,859      4,841
Related income taxes(a).....................................   (1,441)    (1,893)
Unrealized gain on derivatives(d)...........................    7,300         --
Related income taxes(d).....................................   (3,110)        --
                                                              -------    -------
Net earnings and comprehensive income for the
  year--U.S. GAAP...........................................  $34,193    $32,800
                                                              =======    =======
Earnings per share--U.S. GAAP:
  Basic.....................................................  $  1.07    $  1.00
  Diluted...................................................  $  1.04    $  0.98

STATEMENTS OF CASH FLOWS

Under U.S. GAAP, funds flow from operations would not be permitted to be disclosed.

Changes in non-cash working capital are as follows:

                                                                2001       2000
---------------------------------------------------------------------------------
Accounts receivable.........................................  $  8,743   $(9,239)
Accounts payable and accrued liabilities....................       (88)   10,749
Income taxes payable........................................    (5,400)    5,400
Other liabilities...........................................      (584)     (272)
Unrealized gain on derivatives(d)...........................    (7,300)       --
                                                              --------   -------
                                                                (4,629)    6,638
Decrease in non-cash working capital--investing.............     5,810     7,147
                                                              --------   -------
Change in other liabilities and non-cash working
  capital--operating........................................  $(10,439)  $  (509)
                                                              ========   =======

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

($ THOUSANDS)

(UNAUDITED)

                                                              MARCH 31,    DECEMBER 31,
                                                                 2002          2001
----------------------------------------------------------------------------------------
ASSETS
Current assets
  Accounts receivable.......................................   $ 10,575       $  9,547
  Capital assets............................................    323,803        324,066
                                                               --------       --------
                                                               $334,378       $333,613
                                                               ========       ========

LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities..................   $ 16,601       $ 21,586
  Income taxes payable (note 4).............................      7,230             --
  Current portion of long-term debt (note 2)................      4,095          8,190
  Bank indebtedness (note 2)................................     60,348         39,162
                                                               --------       --------
                                                                 88,274         68,938
                                                               --------       --------
Long-term debt (note 2).....................................      9,345         21,629
Other liabilities...........................................     10,486         10,595
Future income taxes.........................................     68,026         74,800
                                                               --------       --------
                                                                 87,857        107,024
                                                               --------       --------

SHAREHOLDERS' EQUITY
Capital.....................................................    149,966        149,817
Retained earnings...........................................      8,281          7,834
                                                               --------       --------
                                                                158,247        157,651
                                                               --------       --------
                                                               $334,378       $333,613
                                                               ========       ========

See accompanying notes

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS

($ THOUSANDS EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

                                                              THREE MONTH PERIOD
                                                                ENDED MARCH 31,
                                                              -------------------
                                                                2002       2001
---------------------------------------------------------------------------------
REVENUE
  Oil and natural gas.......................................  $26,927    $59,856
  Royalties.................................................   (4,416)   (16,597)
                                                              -------    -------
                                                               22,511     43,259
                                                              -------    -------

EXPENSES
  Production................................................    6,696      6,446
  General and administrative (note 3).......................    1,532      1,502
  Interest on long-term debt................................      491      1,044
  Gain on settlement of long-term debt......................     (796)        --
  Capital and production taxes..............................      815        931
  Depletion, depreciation and amortization..................   12,870     10,937
                                                              -------    -------
                                                               21,608     20,860
                                                              -------    -------
Earnings before income taxes................................      903     22,399
Income taxes (note 4)
  Current...................................................      203         --
  Future....................................................      253     10,556
                                                              -------    -------
                                                                  456     10,556
                                                              -------    -------
Net earnings................................................      447     11,843
  Retained earnings (deficit) at beginning of period........    7,834    (19,751)
                                                              -------    -------
  Retained earnings (deficit) at end of period..............  $ 8,281    $(7,908)
                                                              =======    =======
Earnings per share
  Basic.....................................................  $  0.01    $  0.37
  Diluted...................................................  $  0.01    $  0.36

See accompanying notes

--------------------------------------------------------------------------------

Summit Resources Limited
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ THOUSANDS EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

                                                              THREE MONTH PERIOD
                                                                ENDED MARCH 31,
                                                              -------------------
                                                                2002       2001
---------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Net earnings................................................  $    447   $ 11,843
Items not involving cash
  Depletion, depreciation and amortization..................    12,870     10,937
  Future income taxes.......................................       253     10,556
                                                              --------   --------
Cash flow from operations...................................    13,570     33,336
  Change in other liabilities and non-cash working
    capital.................................................    (1,091)    (3,114)
                                                              --------   --------
                                                                12,479     30,222
                                                              --------   --------
FINANCING ACTIVITIES
Issue of share capital......................................       149        139
Purchase of common shares...................................        --       (399)
Borrowings (repayments) of debt, net........................     4,807    (14,770)
                                                              --------   --------
                                                                 4,956    (15,030)
                                                              --------   --------
Funds available for investment..............................  $ 17,435   $ 15,192
                                                              ========   ========
INVESTING ACTIVITIES
Exploration and development of petroleum and natural gas
  properties................................................   (11,236)   (19,174)
Acquisition of petroleum and natural gas properties.........        --       (435)
Disposition of petroleum and natural gas properties.........        59        491
Decrease (increase) in non-cash working capital.............    (5,298)     4,066
Corporate assets............................................      (960)      (140)
                                                              --------   --------
                                                               (17,435)   (15,192)
                                                              ========   ========
Cash flow from operations per share
  Basic.....................................................  $   0.42   $   1.04
  Diluted...................................................  $   0.42   $   1.02

See accompanying notes

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2002

(UNAUDITED)

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Summit Resources Limited ("Summit" or "the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto contained in the Company's annual report for the year ended December 31, 2001.

2. BANK INDEBTEDNESS

Effective for fiscal periods commencing January 1, 2002, the Company adopted the new recommendations regarding Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced. All borrowings where the lender has a right to demand repayment within 12 months (other than in the event of a default or breach of covenants) or where the lender has the right to refuse to roll-over the borrowing for a further lending period longer than 12 months are required to be classified as current liabilities.

The impact of this change has been to increase current liabilities by the amount of any such borrowings then in place. At March 31, 2002, this change has increased current liabilities by $60.3 million (December 31, 2001--$39.2 million), and reduced long-term debt by a corresponding amount. The comparative amounts as at December 31, 2001 have been restated to conform with this presentation.

On March 19, 2002, the Company retired $16.4 million (U.S.$12 million) of the outstanding Senior notes, for a payment of $19.1 million. At the same time a proportionate amount of the related interest rate and foreign exchange swap arrangements then in place were terminated. These transactions resulted in a net gain, before income taxes, of $0.8 million and a reduction in the current portion of the Senior notes, due April 25, 2002, of $4.1 million.

3. STOCK--BASED COMPENSATION

Effective January 1, 2002, the Company prospectively adopted the Fair Value method of accounting for the cost of stock-based compensation granted to employees, directors and others. The Company records the expenses associated with such compensation on a straight-line basis over the estimated life of such compensation payments. For compensation payments made by way of stock grants, any difference between the fair value expense and the actual cost of the stock is recorded to Contributed Surplus.

The Company has one Stock-based Compensation Plan being the Stock Option Plan. The Company has reserved 2,800,000 common shares pursuant to the Incentive Stock Option Plan and 1,400,000 common shares pursuant to the Share Incentive Plan--1996. Options granted under the Plans will be for a five-year period, and are available to employees, officers and directors of the Company. Options granted vest daily on a pro-rata basis and become exercisable equally over a four-year period.

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002

(UNAUDITED)

During the period, the following changes occurred in the Stock Options Plans:

                                                          2002                           2001
                                              ----------------------------   ----------------------------
                                                               WEIGHTED                       WEIGHTED
                                               NUMBER OF       AVERAGE        NUMBER OF       AVERAGE
                                                OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE
---------------------------------------------------------------------------------------------------------
                                              (THOUSANDS)     ($/SHARE)      (THOUSANDS)     ($/SHARE)
Outstanding, January 1......................     1,998          $3.43           1,869          $2.85
  Granted...................................       260           4.62             454           5.11
  Exercised.................................       (73)          2.05             (92)          2.23
  Cancelled.................................       (13)          7.35              (7)          7.35
                                                 -----          -----           -----          -----
Outstanding, March 31.......................     2,172          $3.59           2,224          $3.32
                                                 -----          -----           -----          -----
Exercisable, March 31.......................       817          $3.43             908          $2.79
                                                 =====          =====           =====          =====

On February 14, 2002, the Company granted 260,000 options with an exercise price of $4.62 per share being the market price of the Company's common shares on that date. In determining the fair value of these options, the Company has used a risk free interest rate of 5.29%, a life of five years, a volatility of 47.9% and assumed no dividends will be paid. The total compensation cost recognized in the three month period ended March 31, 2002 was $14,445.

The following table summarizes stock options outstanding and exercisable under the plan at March 31, 2002.

                                              OUTSTANDING OPTIONS                  EXERCISABLE OPTIONS
                                    ----------------------------------------   ----------------------------
                                                                 WEIGHTED                       WEIGHTED
                                     NUMBER OF    REMAINING      AVERAGE        NUMBER OF       AVERAGE
                                      OPTIONS       LIFE      EXERCISE PRICE     OPTIONS     EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------
                                    (THOUSANDS)   (MONTHS)      ($/SHARE)      (THOUSANDS)     ($/SHARE)
$5.00 to $6.30....................       519         40           $5.23            210           $5.13
$3.76 to $4.99....................       561         50            4.42            118            4.25
$2.50 to $3.75....................       326         24            3.10            203            3.06
$1.51 to $2.49....................       766         32            2.09            285            2.10
                                       -----         --           -----            ---           -----
$1.51 to $6.30....................     2,172         37           $3.59            816           $3.43
                                       =====         ==           =====            ===           =====

4. INCOME TAXES

Current income tax allocations have been determined based on the expected current income tax liability anticipated to arise in the current year apportioned to the quarters of the year based on net earnings before tax anticipated to be earned in each quarter. Current income taxes recognized in the three months ended March 31, 2002 amount to $0.2 million. This amount has been charged against earnings in previous periods and is reflected as a reduction in the future income tax liability. The expected income tax liability of $7.2 million is reflected as a current liability.

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002

(UNAUDITED)

5. SEGMENTED INFORMATION

The Company has operations in Canada and the United States. The Company's operations are substantially all related to exploration, development and production of petroleum and natural gas.

                                                              AS AT AND FOR THE THREE MONTH PERIOD
                                                                      ENDED MARCH 31, 2002
                                                            ----------------------------------------
                                                              CANADA     UNITED STATES      TOTAL
----------------------------------------------------------------------------------------------------
                                                             ($'000)        ($'000)        ($'000)
Oil and Natural Gas Revenue...............................   $ 23,001        $ 3,926       $ 26,927
Expenses
  Royalties...............................................      3,747            669          4,416
  Production..............................................      5,078          1,618          6,696
  Capital and Production Taxes............................        467            348            815
  Depletion, Depreciation and Amortization................     11,966            904         12,870
                                                             --------        -------       --------
Segment Profit............................................   $  1,743        $   387       $  2,130

Corporate Expenses
  General and Administrative..............................                                    1,532
  Interest on Long-Term Debt..............................                                      491
  Gain on Settlement of Long-Term Debt....................                                     (796)
  Income Taxes............................................                                      456
                                                             --------        -------       --------
Net Earnings..............................................                                 $    447
                                                             ========        =======       ========
Segment Assets, net.......................................   $290,670        $31,881       $322,551
Other Assets..............................................                                   11,827
                                                             --------        -------       --------
Total Assets..............................................                                 $334,378
                                                             ========        =======       ========
Expenditures for Segment Capital Assets...................   $ 10,368        $   809       $ 11,177
Other Assets..............................................                                      960
                                                             --------        -------       --------
Total Expenditures for Capital Assets.....................                                 $ 12,137
                                                             ========        =======       ========

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002

(UNAUDITED)

                                                              AS AT AND FOR THE THREE MONTH PERIOD
                                                                      ENDED MARCH 31, 2001
                                                            ----------------------------------------
                                                              CANADA     UNITED STATES      TOTAL
----------------------------------------------------------------------------------------------------
                                                             ($'000)        ($'000)        ($'000)
Oil and Natural Gas Revenue...............................   $ 54,663        $ 5,193       $ 59,856
Expenses
  Royalties...............................................     15,788            809         16,597
  Production..............................................      5,008          1,438          6,446
  Capital and Production Taxes............................        523            408            931
  Depletion Depreciation and Amortization.................     10,464            473         10,937
                                                             --------        -------       --------
Segment Profit............................................   $ 22,880        $ 2,065       $ 24,945

Corporate Expenses
  General and Administrative..............................                                    1,502
  Interest on Long-Term Debt..............................                                    1,044
  Income Taxes............................................                                   10,556
                                                             --------        -------       --------
Net Earnings..............................................                                 $ 11,843
                                                             ========        =======       ========
Segment Assets, net.......................................   $290,733        $29,970       $320,703
Other Assets..............................................                                    9,968
                                                             --------        -------       --------
Total Assets..............................................                                 $330,671
                                                             ========        =======       ========
Expenditures for Segment Capital Assets...................   $ 17,336        $ 1,782       $ 19,118
Other Assets..............................................                                      140
                                                             --------        -------       --------
Total Expenditures for Capital Assets.....................                                 $ 19,258
                                                             ========        =======       ========

--------------------------------------------------------------------------------

SUMMIT RESOURCES LIMITED
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

6. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as they pertain to the Company's consolidated financial statements, are not materially different from United States' generally accepted accounting principles ("U.S. GAAP") except as follows:

(a) The Company performs a cost recovery ceiling test, which limits net capitalized costs to the undiscounted estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using period-end prices or average prices in that year, if appropriate. In addition, the value is further limited by including financing costs, administration expenses, future abandonment and site restoration costs and income taxes. Under U.S. GAAP, companies using the "full cost" method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves using a discount factor of 10%. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end. Financing and administration costs are excluded from the calculation under U.S. GAAP.

    At December 31, 1998, the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $35,511. At March 31, 2002 and December 31, 2001 the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

    Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion and depreciation will differ in subsequent years.

(b) The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers and consultants of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price if these options were issued to consultants. SFAS No. 123, "Accounting for Stock-based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above. No compensation cost results from the application of the above provisions for the three months ended March 31, 2002 and 2001.

(c) U.S. GAAP requires that demand loans be classified as a current liability unless the Company intends to refinance on a long-term basis and the intent is supported by the ability to refinance. The Company has re-classified the amounts as current liabilities at March 31, 2002 and December 31, 2001.

(d) Effective January 1, 2001, the Company adopted the provisions of FAS 133, which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair

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--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

    value. Gains or losses on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

    For derivatives designated as fair value hedges, changes in the fair value are recognized in income together with changes in the fair value of the hedged item. For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in income. Any change in the fair value of the derivatives that are not effective in hedging the changes in future cash flows are included in income as they arise.

    At December 31, 2001, $7,300 has been recorded as an asset with respect to the fair value of derivatives that do not qualify for hedge accounting under FAS 133 with a corresponding increase to net earnings of $4,190, net of tax.

    At March 31, 2002 and 2001, $3,500 and $5,798, respectively have been recorded as an asset with respect to the fair value of derivatives that do not qualify for hedge accounting under FAS 133 with a corresponding decrease, as a result of the reversal of the gain recognized under Canadian GAAP, and increase to net earnings of $86 and $3,328, net of tax, respectively.

(e) SFAS 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

BALANCE SHEETS

The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

                                                                 AS        INCREASE
MARCH 31, 2002 (UNAUDITED)                                    REPORTED    (DECREASE)   U.S. GAAP
-------------------------------------------------------------------------------------------------
Assets:
  Unrealized gain on derivatives(d).........................  $     --     $  3,500     $  3,500
  Capital assets(a).........................................   323,803      (21,118)     302,685
                                                                           --------
                                                                           $(17,618)
                                                                           ========

Liabilities:
Future income taxes.........................................  $ 68,026     $ (6,848)    $ 61,178

Shareholders' equity:
  Retained earnings (deficit)(a)(d).........................     8,281      (10,770)      (2,489)
                                                                           --------
                                                                           $(17,618)
                                                                           ========

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

                                                                 AS        INCREASE
DECEMBER 31, 2001                                             REPORTED    (DECREASE)   U.S. GAAP
-------------------------------------------------------------------------------------------------
Assets:
  Unrealized gain on derivatives(d).........................  $     --     $  7,300     $  7,300
  Capital assets(a).........................................   324,066      (21,959)     302,107
                                                                           --------
                                                                           $(14,659)
                                                                           ========
Liabilities:
  Current portion of long-term debt(c)......................  $  8,190     $ 39,162     $ 47,352

Long-term debt(c)...........................................    60,791      (39,162)      21,629
Future income taxes.........................................    74,800       (5,543)      69,257

Shareholders' equity:
  Retained earnings (deficit)(a)(d).........................     7,834       (9,116)      (1,282)
                                                                           --------
                                                                           $(14,659)
                                                                           ========

STATEMENTS OF INCOME

The application of U.S. GAAP would have the following effect on net earnings as reported:

                                                         THREE MONTHS ENDED   THREE MONTHS ENDED
                                                             MARCH 31,            MARCH 31,
                                                                2002                 2001
------------------------------------------------------------------------------------------------
                                                            (UNAUDITED)          (UNAUDITED)
Net earnings for the period, as reported...............         $ 447               $11,843

Depletion adjustments(a)...............................           841                   908
Related income taxes(a)................................          (314)                 (339)
Unrealized gain (loss) on derivatives(d)...............          (150)                5,798
Related income taxes(d)................................            64                (2,470)
                                                                -----               -------
Net earnings and comprehensive income for the period--
  U.S. GAAP............................................         $ 888               $15,740
                                                                =====               =======
Earnings per share--U.S. GAAP:
  Basic................................................         $0.03               $  0.49
  Diluted..............................................         $0.03               $  0.48

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--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

STATEMENTS OF CASH FLOWS

Under U.S. GAAP, funds flow from operations would not be permitted to be disclosed.

Changes in non-cash working capital are as follows:

                                                                 2002          2001
---------------------------------------------------------------------------------------
                                                              (UNAUDITED)   (UNAUDITED)
Accounts receivable.........................................    $(1,028)      $(2,261)
Accounts payable and accrued liabilities....................     (4,985)        8,709
Income taxes payable........................................        203        (5,400)
Other liabilities...........................................       (579)          (96)
Unrealized (gain) loss on derivatives(d)....................        150        (5,798)
                                                                -------       -------
                                                                 (6,239)       (4,846)
Decrease in non-cash working capital--investing.............     (5,298)        4,066
                                                                -------       -------
Change in other liabilities and non-cash working
  capital--operating........................................    $  (941)      $(8,912)
                                                                =======       =======

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                                U.S.$175,000,000

                                     [LOGO]

                          7 7/8% Senior Notes due 2010

                                 --------------

                                   PROSPECTUS
                                OCTOBER 22, 2003

                               -----------------

                              UBS Investment Bank

                                 --------------

                               CIBC World Markets
                                 Harris Nesbitt
                                 Scotia Capital

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